As filed with the Securities and Exchange Commission on January 13, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

INTERNAP NETWORK SERVICES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	91-2145721
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

250 Williams Street

Atlanta, Georgia 30303

(404) 302-9700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Walter G. DeSocio

Vice President-Chief Administrative Officer,

General Counsel and Secretary

Internap Network Services Corporation

250 Williams Street

Atlanta, Georgia 30303

(404) 302-9700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John J. Kelley III King & Spalding LLP 191 Peachtree Street Atlanta, Georgia 30303 (404) 572-4600	William F. Schwitter Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 (212) 318-6400

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.001 par value per share	52,501,566 Shares	$2.51	$131,778,931	$10,661

(1)	Includes 6,848,030 shares of Common Stock that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low selling prices of the Registrant’s Common Stock on the Nasdaq SmallCap Market on January 8, 2004.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and  it is not soliciting an offer to buy these securities in any  jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated January 13, 2004

45,653,536 Shares

Internap Network Services Corporation

Common Stock

We are selling 35,000,000 shares of our common stock. The selling stockholders are selling 10,653,536 shares of common stock. We have applied for the listing of our common stock on the American Stock Exchange under the symbol “         .” Our common stock is currently listed on the Nasdaq SmallCap Market under the symbol “INAP.” On January 9, 2004, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $2.49 per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to 6,848,030 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

The underwriters expect to deliver the shares in New York, New York on             , 2004.

Sole Book-Runner	Co-lead Manager
SG Cowen	CIBC World Markets

Thomas Weisel Partners LLC

Jefferies & Company, Inc.

Needham & Company, Inc.

            , 2004.

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes included and incorporated by reference in this prospectus. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option. All references to “we,” “us,” “our” or “Internap” are to Internap Network Services Corporation and its consolidated subsidiaries.

The Company

Overview

We provide high performance, managed Internet connectivity solutions to business customers who require guaranteed network availability and high performance levels for business-critical applications, such as e-commerce, video and audio streaming, voice over Internet Protocol, virtual private networks and supply chain management. We deliver services through our 30 network access points, which feature multiple direct high speed connections to major Internet networks. Our proprietary route optimization technology monitors the performance of these Internet networks and allows us to intelligently route our customers’ Internet traffic over the optimal Internet path in a way that minimizes data loss and network delay. We believe this approach provides better performance, control, predictability and reliability than conventional Internet connectivity providers. Our service level agreements guarantee performance across the entire Internet in the United States, excluding local connections, whereas conventional Internet connectivity providers typically only guarantee performance on their own network. We provide services to customers in various industry verticals, including financial services, government, media and communications, retail, technology and travel. As of September 30, 2003, we provided our services to 1,566 customers in the United States and abroad, including approximately 70 customers in the Fortune 1000.

In addition to our connectivity solutions, we provide complementary managed Internet services, including content distribution, virtual private networking, managed security, managed storage and video conferencing. We provide these managed Internet services through arrangements with third parties such as Akamai Technologies, Inc., Cisco Systems, Inc., Internet Security Systems, Inc. and VeriSign, Inc. In addition, we have marketing agreements with Dimension Data Holdings plc, Hitachi, Ltd., NEC Corporation and Telefonica U.S.A.

Through our recent acquisitions of netVmg, Inc. and Sockeye Networks, Inc., we have extended the reach of our high performance connectivity capabilities from our network access points to the customer’s premises through a hardware and software route optimization product we refer to as our Flow Control Platform. This product enables customers to manage Internet traffic cost, performance and operational decisions directly from their corporate locations. Our Flow Control Platform is designed for large businesses that either choose to manage their Internet services with in-house information technology expertise or outsource these services to us.

As a result of our significant operational restructurings, we have lowered operating expenses by reducing headcount, consolidating network access points, terminating certain nonstrategic real estate leases and license arrangements and moving our headquarters from Seattle, Washington to Atlanta, Georgia. In addition, we have recruited several experienced executives to our senior management team. With our operational restructurings now substantially complete, we believe we are well-positioned to leverage our existing infrastructure to grow our customer base, revenue and profitability.

Our Strategy

Our strategy is to extend and enhance our managed Internet connectivity solutions. We believe that by providing high performance Internet connectivity services with complementary managed Internet services, we offer a unique solution that addresses the needs of our customers’ business-critical applications.

Key components of our strategy are to:

•	Provide high performance, managed Internet connectivity services. We will seek to further develop our network access point infrastructure, our proprietary intelligent route control technologies, including our premises-based Flow Control Platform, as well as our network operations centers, to enhance the level of service we provide to our customers.

•	Expand our geographic coverage in key markets in the United States and abroad. We intend to expand our geographic reach domestically and internationally, both through internal growth and potential acquisitions, in order to better serve our existing customers and deliver our managed Internet services into new markets.

•	Expand our managed Internet services offerings. We intend to continue to expand our complementary managed service offerings to capitalize on our customers’ demand for additional managed Internet services to support their business-critical applications.

•	Increase sales of our managed Internet services to large business customers. We will seek to increase our penetration of large business customers by expanding and enhancing the services we offer and through partnering arrangements with third parties.

Company Information

Our principal executive offices are located at 250 Williams Street, Atlanta, Georgia 30303. Our telephone number is (404) 302-9700 and our website is located at www.internap.com. Information contained on our website is not part of this prospectus.

The Offering

Common stock offered by us	35,000,000 shares

Common stock offered by the selling stockholders	10,653,536 shares

Common stock to be outstanding after the offering	263,749,130 shares

Use of proceeds

For general corporate purposes. General corporate purposes may include capital investments in our network access point infrastructure and systems, repayment of debt and capital lease obligations and potential acquisitions of complementary businesses or technologies.

Proposed AMEX symbol for common stock

We have applied for the listing of our common stock on the American Stock Exchange, or AMEX, under the symbol “        .” Our common stock is currently listed on the Nasdaq SmallCap Market under the symbol “INAP.”

Unless we specifically state otherwise, all share information in this prospectus is as of December 31, 2003, assumes that the underwriters do not exercise their over-allotment option and excludes 44,061,275 shares of our common stock issuable upon the exercise of outstanding options as of December 31, 2003 with a weighted average exercise price of $1.61 per share, 58,994,032 shares of our common stock reserved for issuance upon the conversion of outstanding shares of series A preferred stock as of December 31, 2003 and 17,159,417 shares of our common stock issuable upon the exercise of outstanding warrants as of December 31, 2003 with a weighted average exercise price of $0.95 per share.

Summary Consolidated Financial Data

The consolidated statement of operations and other financial data for the five years ended December 31, 1998 to 2002 and balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 are derived from our audited consolidated financial statements and the related notes. The consolidated statement of operations and other financial data for the nine months ended September 30, 2002 and 2003 and the balance sheet data as of September 30, 2003 are derived from our unaudited condensed consolidated financial statements and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the results for those periods. Results of operations for the nine months ended September 30, 2003 may not be indicative of results for the full year. The following summary consolidated financial data should be read in conjunction with “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:	$1,957	$12,520	$69,613	$117,404	$132,487	$98,355	$102,796

Costs and expenses:
Direct cost of network, exclusive of depreciation shown below	1,990	17,848	62,465	98,915	83,207	64,034	57,132
Customer support	666	5,796	20,320	21,480	12,913	10,362	6,746
Product development	754	3,876	11,924	12,233	7,447	5,770	5,079
Sales and marketing	2,822	17,519	35,390	38,151	21,641	17,188	14,913
General and administrative	1,734	7,335	32,962	44,491	20,848	16,087	13,229
Depreciation	736	4,808	20,522	48,550	49,600	38,706	28,293
Amortization of other intangible assets	—	—	54,334	38,116	5,626	4,198	3,218
Amortization of deferred stock compensation	205	7,569	10,651	4,217	260	25	390
Lease termination expense	—	—	—	—	804	—	—
Restructuring cost (benefit)(1)	—	—	—	64,096	(3,781)	(4,602)	1,084
Impairment of goodwill and other intangible assets(2)	—	—	—	195,986	—	—	—
In-process research and development(3)	—	—	18,000	—	—	—	—
(Gain) loss on sale and retirement of property and equipment	—	—	—	2,714	2,829	2,649	(53)

Total operating costs and expenses	8,907	64,751	266,568	568,949	201,394	154,417	130,031

Loss from operations	(6,950)	(52,231)	(196,955)	(451,545)	(68,907)	(56,062)	(27,235)
Other income (expense):
Interest income (expense), net	(23)	2,314	11,498	(1,272)	(2,194)	(1,324)	(2,486)
Loss on investments	—	—	—	(26,345)	(1,244)	(996)	(762)

Total other income (expense)	(23)	2,314	11,498	(27,617)	(3,438)	(2,320)	(3,248)

Net loss	(6,973)	(49,917)	(185,457)	(479,162)	(72,345)	(58,382)	(30,483)
Less deemed dividend related to beneficial conversion feature(4)	—	—	—	—	—	—	(34,576)

Net loss attributable to common stockholders	$(6,973)	$(49,917)	$(185,457)	$(479,162)	$(72,345)	$(58,382)	$(65,059)

Basic and diluted net loss per share	$(1.04)	$(1.31)	$(1.30)	$(3.19)	$(0.47)	$(0.38)	$(0.40)

Weighted average shares used in computing basic and diluted net loss per share	6,673	37,994	142,451	150,328	155,545	154,233	164,147

	As of December 31,					As of September 30, 2003
	1998	1999	2000	2001	2002	Actual	As adjusted(6)
						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$275	$205,352	$152,930	$82,306	$25,219	$17,210	$98,567
Accounts receivable, net	766	4,084	20,291	14,749	15,232	15,700	15,700
Property and equipment, net	5,828	28,811	152,153	139,589	88,394	63,845	63,845
Total assets	7,487	245,546	650,110	284,977	172,969	132,397	213,754
Revolving credit facility	650	1,525	10,000	10,000	10,000	9,054	9,054
Notes payable and capital lease obligations, current portion	1,331	7,634	20,452	24,488	7,345	8,370	8,370
Notes payable and capital lease obligations, excluding current portion	2,342	14,378	27,646	16,448	27,913	20,988	20,988
Convertible preferred stock(5)	39	—	—	86,314	79,790	68,194	68,194
Total stockholders’ equity (deficit)	(436)	210,500	531,953	66,169	1,835	62,156	143,513

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)
	(in thousands)
Other Financial Data:
Capital expenditures	$(794)	$(12,905)	$(57,698)	$(32,094)	$(8,632)	$(7,914)	$(3,564)
Net cash used in operating activities	(5,323)	(33,818)	(95,104)	(123,048)	(40,261)	(34,496)	(9,135)
Net cash (used in) provided by investing activities	(855)	(68,020)	(106,193)	12,292	9,581	10,233	(1,511)
Net cash provided by (used in) financing activities	1,683	256,747	148,273	72,147	(7,652)	(6,768)	2,637

(1)	Restructuring cost (benefit) relates to restructuring programs in which management determined to exit certain non-strategic real estate lease and license arrangements, consolidate network access points and streamline the operating cost structure.
(2)	In 2000, we acquired CO Space, Inc. and the purchase price was allocated to net tangible assets and identifiable intangible assets and goodwill. In 2001, the estimated fair value of certain assets acquired was less than their recorded amounts, and an impairment charge was recorded for approximately $196.0 million.
(3)	In-process research and development is related to technology acquired in 2000 from VPNX.com, Inc., formerly Switchsoft Systems, Inc., that was expensed immediately subsequent to the closing of the acquisition since the technology had not completed the preliminary stages of development, had not commenced application development and did not have alternative future uses.
(4)	In August 2003, we completed a private placement sale of our common stock which resulted in a decrease of the conversion price of our series A preferred stock to $0.95 per share and an increase in the number of shares of common stock issuable upon conversion of all shares of series A preferred stock by 34.5 million shares. In accordance with generally accepted accounting principles, we recorded a deemed dividend of $34.6 million in connection with the conversion price adjustment, which is attributable to the additional incremental number of shares of common stock issuable upon conversion of our series A preferred stock.
(5)	As of September 30, 2003, there were 2,505,722 shares of our series A preferred stock outstanding convertible into 84,403,251 shares of our common stock. As of December 31, 2003, there were 1,751,385 shares of our series A preferred stock outstanding convertible into 58,994,032 shares of our common stock.
(6)	The balance sheet data as of September 30, 2003 as adjusted for the offering reflect the sale of 35,000,000 shares of common stock offered by us in this prospectus at an assumed offering price of $2.49 per share, the last reported sale price of our common stock on the Nasdaq SmallCap Market on January 9, 2004, after deducting the underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

Investing in our common stock involves many risks, some of which are described below. The risks set forth below do not, however, represent every possible event that, if it occurred, would materially adversely affect our business or operating results. The potential for the occurrence of unforeseen risks is inherent in an investment in our common stock. You should carefully consider the potential for occurrence of unforeseen risks as well as the following risk factors and the other information contained elsewhere or incorporated by reference in this prospectus before investing in our common stock.

Risks Related to Our Business

We have a history of losses, expect future losses and may not achieve or sustain profitability.

We have incurred net losses in each quarterly and annual period since we began operations in May 1996. We incurred net losses of $185.5 million, $479.2 million and $72.3 million for the years ended December 31, 2000, 2001 and 2002, respectively, and incurred a net loss of $30.5 million for the nine months ended September 30, 2003. As of September 30, 2003, our accumulated deficit was $826.9 million. We expect to incur additional operating losses for the foreseeable future, and we cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis, and our failure to do so would adversely affect our business, including our ability to raise additional funds.

Our operations have historically been cash flow negative, and we have depended on equity and debt financings to meet our cash requirements, which may not be available to us in the future on favorable terms, if at all.

We have experienced negative operating cash flow and have depended upon equity and debt financings, as well as borrowings under our credit facilities, to meet our cash requirements in each quarterly and annual period since we began our operations in May 1996. We expect to meet our cash requirements in 2004 through a combination of existing cash, cash equivalents and short-term investments, and borrowings under our credit facilities. Our capital requirements depend on several factors, including the rate of market acceptance of our services, the ability to expand and retain our customer base, and other factors. If our cash requirements vary materially from those currently planned, if our cost reduction initiatives have unanticipated adverse effects on our business, or if we fail to generate sufficient cash flow from the sales of our services, we may require additional financing sooner than anticipated. We cannot assure you that we will be able to obtain additional financing on commercially acceptable terms, or at all. Provisions in our existing credit facility and the terms of our series A preferred stock limit our ability to incur additional indebtedness. Our current credit facility with Silicon Valley Bank of $20.0 million expires on October 22, 2004. We cannot assure you that this credit facility will be renewed upon expiration on acceptable terms. If we are unable to obtain any required financing, we may not be able to execute our business plan, including the deployment of network access points, and our business, results of operations and financial condition could be adversely affected.

As a result of the overcapacity created in the Internet connectivity and Internet Protocol services market, we have recorded significant restructuring charges and goodwill impairment.

As a result of the overcapacity created in the Internet connectivity and Internet Protocol services market during the past several years, we have undertaken significant operational restructurings and have taken restructuring charges and recorded total restructuring costs (benefits) of $64.1 million, $(3.8) million and $1.1 million for the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, respectively. We expect that restructuring charges in the fourth quarter of 2003 will be approximately $200,000. If the Internet connectivity and Internet Protocol services market continues to experience overcapacity and uncertainty or declines in the future, we may incur additional restructuring charges or adjustments in the future.

Such additional restructuring charges or adjustments could adversely affect our business, net profit and stockholders’ equity. In addition, we recorded goodwill impairment of $196 million in 2001, and we cannot assure you that we will not record additional goodwill impairment in future periods. Our recent restructurings and goodwill impairment may impede our ability to expand our customer base, hire new employees or obtain new financing, which could adversely affect our business, results of operations and financial condition.

Our restructurings of operations and other cost reducing measures may not achieve the results we intended and may adversely affect our operations in future periods.

We have recently substantially completed significant operational restructurings, which included reducing headcount, consolidating network access points, terminating certain nonstrategic real estate leases and license arrangements and moving our headquarters from Seattle, Washington to Atlanta, Georgia. In addition, we have recruited several experienced executives to our senior management team. We undertook these measures to reduce expenses and establish a business plan that is appropriate for our expected revenue levels.

We expect that we will encounter challenges and difficulties similar to those frequently experienced by companies operating under a new or revised business plan, particularly companies in the rapidly evolving Internet connectivity and Internet Protocol services markets. These challenges and difficulties relate to our ability to:

•	attract new customers and retain existing customers;

•	generate sufficient cash flow from operations or through additional debt or equity financings to support our growth strategy;

•	hire, train and retain sufficient management, operational and technical employees; and

•	install and implement new systems, procedures and controls to support our growth strategy with minimal delays.

If the actions taken in our restructurings do not sufficiently decrease our expenses, we may implement further streamlining of our operations or undertake additional restructurings of our business, which could divert management’s attention and strain operational and financial resources. We may not successfully address any or all of these challenges, and our failure to do so would adversely affect our business plan and results of operations, our ability to raise additional capital and our ability to achieve profitability.

We may not be able to compete successfully against current and future competitors.

The Internet connectivity and Internet Protocol services market is highly competitive. We expect competition from existing competitors to intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully. Our competitors currently include regional Bell operating companies that offer Internet access, global, national and regional Internet service providers, and other Internet infrastructure providers and manufacturers. In addition, Internet network service providers may make technological advancements, such as the introduction of improved routing protocols to enhance the quality of their services, which could negatively impact the demand for our products and services.

In addition, we will face additional competition as we expand our managed services product offerings, including competition from technology and telecommunications companies. A number of telecommunications companies and Internet service providers have been offering or expanding their network services. Further, the ability of some of these potential competitors to bundle other services and products with their network services could place us at a competitive disadvantage. Various companies are also exploring the possibility of providing, or are currently providing, high-speed, intelligent data services that use connections to more than one network or use alternative delivery methods including the cable television infrastructure, direct broadcast satellites and wireless local loop. Many of our existing and future competitors may have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, our competitors may have significant advantages over us. Increased competition and technological advancements by our competitors could adversely affect our business, results of operations and financial condition.

Pricing pressure could decrease our revenue and threaten the attractiveness of our premium priced services.

Pricing for Internet connectivity services has declined significantly in recent years and may decline in the future. An economic downturn could further contribute to this effect. We currently charge, and expect to continue to charge, higher prices for our high performance Internet connectivity services than prices charged by our competitors for their connectivity services. By bundling their services and reducing the overall cost of their solutions, certain of our competitors may be able to provide customers with reduced communications costs in connection with their Internet connectivity services or private network services, thereby significantly increasing the pressure on us to decrease our prices. Increased price competition and other related competitive pressures could erode our revenues, and significant price deflation could affect our results of operations if we are unable to control our costs. Because we rely on Internet network service providers to deliver our services and have agreed with some of these providers to purchase minimum amounts of service at predetermined prices, our profitability could be adversely affected by competitive price reductions to our customers even with an increased number of customers.

In addition, over the last several years, companies that require Internet connectivity have been evaluating and will continue to evaluate the cost of such services, particularly high performance connectivity services such as those we currently offer, in light of economic factors and technological advances. Consequently, existing and potential customers may be less willing to pay premium prices for high performance Internet connectivity services and may choose to purchase lower quality services at lower prices, which could adversely affect our business, results of operations and financial condition.

If we are unable to deploy new network access points or do not adequately control expenses associated with the deployment of new network access points, our results of operations could be adversely affected.

As part of our strategy, we intend to continue to expand our network access points, particularly in new geographic markets. We will face various risks associated with identifying, obtaining and integrating attractive network access point sites, negotiating leases for centers on competitive terms, cost estimation errors or overruns, delays in connecting with local exchanges, equipment and material delays or shortages, the inability to obtain necessary permits on a timely basis, if at all, and other factors, many of which are beyond our control and all of which could delay the deployment of a new network access point. We cannot assure you that we will be able to open and operate new network access points on a timely or profitable basis. Deployment of new network access points will increase operating expenses, including expenses associated with hiring, training, retaining and managing new employees, provisioning capacity from Internet network service providers, purchasing new equipment, implementing new systems, leasing additional real estate and incurring additional depreciation expense. If we are unable to control our costs as we expand in geographically dispersed locations, our results of operations could be adversely affected.

We have acquired and may acquire other businesses, and these acquisitions involve numerous risks.

As part of our strategy, we recently acquired two companies, netVmg, Inc. and Sockeye Networks, Inc., and have not yet completed the integration of the operations of these companies. We intend to pursue additional acquisitions of complementary businesses, products, services and technologies to expand our geographic footprint, enhance our existing services, expand our service offerings and enlarge our customer base. If we complete future acquisitions, we may be required to incur or assume additional debt and make capital expenditures and issue additional shares of our common stock or securities convertible into our common stock as consideration, which will dilute our existing stockholders’ ownership interest and may adversely affect our results of operations. Our ability to grow through acquisitions involves a number of additional risks including the following:

•	the ability to identify and consummate complementary acquisition candidates;

•	the possibility that we may not be able to successfully integrate the operations, personnel, technologies, products and services of the acquired companies in a timely and efficient manner;

•	diversion of management’s attention from normal daily operations to negotiate acquisitions and integrate acquired businesses;

•	insufficient revenues to offset significant unforeseen costs and increased expenses associated with the acquisitions;

•	challenges in completing projects associated with in-process research and development being conducted by the acquired businesses;

•	risks associated with our entrance into markets in which we have little or no prior experience and where competitors have a stronger market presence;

•	deferral of purchasing decisions by current and potential customers as they evaluate the likelihood of success of our acquisitions;

•	issuance by us of equity securities that would dilute ownership of our existing stockholders;

•	incurrence and/or assumption of significant debt, contingent liabilities and amortization expenses; and

•	loss of key employees of the acquired companies.

Failure to effectively manage our growth through acquisitions could adversely affect our growth prospects, business, results of operations and financial condition.

Because we have limited experience operating internationally, our international operations may not be successful.

We have limited experience operating internationally. We currently have a network access point in London, England participate in a joint venture with NTT-ME Corporation that operates a network access point in Tokyo, Japan and recently announced a strategic partnership with Telefonica USA, which is intended to provide us with further access in Europe and access to the Latin American market. As part of our strategy to expand our geographic markets, we may develop or acquire network access points or complementary businesses in additional international markets. The risks associated with expansion of our international business operations include:

•	challenges in establishing and maintaining relationships with foreign customers as well as foreign Internet network service providers and local vendors, including data center and local network operators;

•	challenges in staffing and managing network operations centers and network access points across disparate geographic areas;

•	limited protection for intellectual property rights in some countries;

•	challenges in reducing operating expenses or other costs required by local laws;

•	exposure to fluctuations in foreign currency exchange rates;

•	costs of customizing network access points for foreign countries and customers;

•	protectionist laws and practices favoring local competition;

•	political and economic instability; and

•	compliance with governmental regulations.

We may be unsuccessful in our efforts to address the risks associated with our international operations, which may limit our international sales growth and adversely affect our business and results of operations.

We depend on a number of Internet network service providers to provide Internet connectivity to our network access points. If we are unable to obtain required connectivity services on a cost-effective basis, or if such services are interrupted or terminated, our growth prospects and business, results of operations and financial conditions could be adversely affected.

In delivering our services, we rely on a number of Internet networks, all of which are built and operated by others. In order to be able to provide high performance connectivity services to our customers through our network access points, we purchase connections from several Internet network service providers. We cannot assure you that these Internet network service providers will continue to provide service to us on a cost-effective basis or on otherwise competitive terms, if at all, or that these providers will provide us with additional capacity to adequately meet customer demand. If consolidation occurs among Internet network service providers, we may have fewer providers from which to obtain service, possibly resulting in higher network costs to us. We may be unable to establish and maintain relationships with other Internet network service providers that may emerge or that are significant in geographic areas, such as Asia and Europe, in which we may locate our future network access points. Any of these situations could limit our growth prospects and adversely affect our business, results of operations and financial condition.

We depend on third party suppliers for key elements of our network infrastructure and failure of these suppliers to deliver their products and services as agreed could impair our ability to provide our services on a competitive and timely basis.

Any failure to obtain required products or services from third party suppliers on a timely basis and at an acceptable cost would affect our ability to provide our services on a competitive and timely basis. We depend on other companies to supply various key elements of our infrastructure including the network access loops between our network access points and our Internet network service providers and the local loops between our network access points and our customers’ networks. We currently purchase routers and switches from a limited number of vendors. Furthermore, we do not carry significant inventories of the products we purchase, and we have no guaranteed supply arrangements with our vendors. A loss of a significant vendor could delay any build-out of our infrastructure and increase our costs. If our limited source of suppliers fails to provide products or services that comply with evolving Internet standards or that interoperate with other products or services we use in our network infrastructure, we may be unable to meet all or a portion of our customer service commitments, which could adversely affect our business, results of operations and financial condition.

A failure in our network operations centers, network access points or computer systems would cause a significant disruption in our Internet connectivity services, and we may experience significant disruptions in our ability to service our customers.

Our business depends on the efficient and uninterrupted operation of our network operations centers, our network access points and our computer and communications hardware systems and infrastructure. Interruptions could result from natural or human caused disasters, power loss, telecommunications failure and similar events. If we experience a problem at our network operations centers, we may be unable to provide Internet connectivity services to our customers, provide customer service and support or monitor our network infrastructure or network access points, any of which would seriously harm our business and operating results. Also, because we provide continuous Internet availability under our service level agreements, we may be required to issue a significant amount of customer credits as a result of such interruptions in service. These credits could negatively affect our results of operations. In addition, interruptions in service to our customers could harm our customer relations, expose us to potential lawsuits and require additional capital expenditures.

A significant number of our network access points are located in facilities owned and operated by third parties. In many of those arrangements, we do not have property rights similar to those customarily possessed by a lessee or sublessee, but instead have lesser rights of occupancy. In certain situations, the financial condition of those parties providing occupancy to us could have an adverse impact on the continued occupancy arrangement or the level of service delivered to us under such arrangements.

Our results of operations have fluctuated in the past and may continue to fluctuate, which could have a negative impact on the price of our common stock.

We have experienced fluctuations in our results of operations on a quarterly and annual basis. The fluctuation in our operating results may cause the market price of our common stock to decline. We expect to experience significant fluctuations in our operating results in the foreseeable future due to a variety of factors, including:

•	competition and the introduction of new services by our competitors;

•	continued pricing pressures resulting from competitors’ strategies or excess bandwidth supply;

•	fluctuations in the demand and sales cycle for our services;

•	fluctuations in the market for qualified sales and other personnel;

•	changes in the prices for Internet connectivity we pay to Internet network service providers;

•	the cost and availability of adequate public utilities, including power;

•	our ability to obtain local loop connections to our network access points at favorable prices;

•	integration of people, operations, products and technologies of acquired businesses; and

•	general economic conditions.

In addition, fluctuations in our results of operations may arise from strategic decisions we have made or may make with respect to the timing and magnitude of capital expenditures such as those associated with the deployment of additional network access points and the terms of our network connectivity purchase agreements. These and other factors discussed in this prospectus could have a material adverse effect on our business, results of operations and financial condition. In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to lease and personnel expenses, depreciation and amortization, and interest expenses. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. Because our results of operations have fluctuated in the past and are expected to continue to fluctuate in the future, investors should not rely on the results of any particular period as an indication of future performance in our business operations. Fluctuations in our results of operations could have a negative impact on our ability to raise additional capital and execute our business plan. Our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we could experience an immediate and significant decline in the trading price of our stock.

The terms of our existing credit facility and our master lease with our primary supplier impose restrictions upon us.

The terms of our existing credit facility and our master lease with our primary supplier impose operating and financial restrictions on us and require us to meet certain financial tests. These restrictions may also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions.

The failure to comply with any of these covenants would cause a default under these facilities. Furthermore, our credit facility contains certain financial covenants, including the maintenance of a minimum tangible net worth through certain pre-determined periods which, if not maintained by us, will cause us to be in default under the credit facility. The terms of our master lease agreement, as amended, include financial covenants that require us to maintain minimum liquidity balances, minimum revenue levels, specified levels of earnings before interest, taxes, depreciation and amortization and other customary covenants. Any defaults, if not waived, could result in the acceleration of the maturity of our debt. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it on terms that are acceptable to us, which could adversely impact our business, results of operations and financial condition.

The terms of our series A preferred stock contain a number of restrictions that could restrict our operating flexibility, including actions otherwise deemed to be in the best interests of the holders of our common stock.

The terms of our series A preferred stock contain covenants that restrict our operating flexibility. As of December 31, 2003, there were 1,751,385 shares of series A preferred stock outstanding, convertible into 58,994,032 shares of our common stock. As long as shares of series A preferred stock representing at least 5 million shares of our common stock upon conversion remain outstanding, without the approval of holders of more than 50% of the outstanding shares of such stock, we may not, among other things:

•	increase or decrease our authorized number of shares of capital stock;

•	authorize, issue or sell stock or securities convertible into equity securities that rank equal with or senior to our series A preferred stock as to redemption, voting rights, liquidation preferences or dividends;

•	redeem, repurchase or pay dividends or make any other distribution with respect to our common stock;

•	issue debt in excess of $5 million; or

•	increase the number of shares available under our stock compensation plans.

We cannot assure you that we could obtain the approval of the required percentage of the holders of series A preferred stock to the waiver or amendment of one or more of the foregoing restrictions on a timely basis, if at all. If we are unable to obtain this approval, we may be unable to execute our business plan and our business, results of operations and financial condition could be adversely affected.

We depend upon our key employees and may be unable to attract or retain sufficient numbers of qualified personnel.

Our future performance depends to a significant degree upon the continued contributions of our executive management team and other key employees. To the extent we are able to expand our operations and deploy additional network access points, we may need to increase our workforce. Accordingly, our future success depends on our ability to attract, hire, train and retain highly skilled management, technical, sales, marketing and customer support personnel. Competition for qualified employees is intense, and we compete for qualified employees with companies that may have greater financial resources than we have. Consequently, we may not be successful in attracting, hiring, training and retaining the people we need, which would seriously impede our ability to implement our business strategy.

If we fail to adequately protect our intellectual property, we may lose rights to some of our most valuable assets.

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality agreements with employees, consultants and customers and other protective measures to establish and protect our proprietary technology and information. INTERNAP is a trademark of Internap and is registered in the United States. We have a patent portfolio comprised of a United States patent and U.S. patent applications, foreign national patents and patent applications and international patent applications filed under the Patent Cooperation Treaty. Our patents and patent applications largely relate to our network access point and premise-based route control technologies, including our route and network management platforms, and other technical aspects of our services. We may file additional trademark and patent applications in the future. We cannot assure you that these patents or any future issued patents will provide significant proprietary protection or commercial advantage to us or that the U.S. Patent and Trademark Office or a foreign patent office will allow any additional or future patent claims. It is possible that any patents that have been or may be issued to us could still be successfully challenged by third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents. Further, current and future competitors may independently develop similar technologies, duplicate our services and products or design around any patents that may be issued to us. Effective patent protection may not be available in every country in which we intend to do business. In addition to patent protection, we believe the protection of our copyrightable works, trademarks and trade secrets is important to our future success. Despite any precautions that we have taken, intellectual property laws and contractual restrictions may not be sufficient to prevent misappropriation of our proprietary technology or information or deter others from developing similar or superior technologies. We cannot assure you that confidentiality agreements and other contractual restrictions will provide adequate protection of our proprietary information in the event of an unauthorized use or disclosure, that employees, consultants or customers will maintain the confidentiality of such proprietary information, or that such proprietary information will not otherwise become known, or be independently developed, by competitors.

We are subject to securities class action litigation, which may harm our business and results of operations.

In July 2001, putative class action lawsuits were filed against us, certain of our officers and directors, several investment banks that were underwriters of our initial public offering, or IPO, and a number of other companies, or Issuers. The suits allege that we, certain of our officers and directors, and the investment banks that were underwriters in our IPO violated Section 11 of the Securities Act of 1933 based on allegations that our registration statement and prospectus failed to disclose material facts regarding the compensation received by and the stock allocation practices of the IPO underwriters. We have agreed to a tentative settlement with the plaintiffs. The settlement agreement is subject to court approval and sufficient participation by defendants in similar actions. If the proposed settlement is not approved by the court or a sufficient number of defendants do not participate in the settlement, the defense of this litigation may increase our expenses and divert management’s attention and resources. An adverse outcome in this litigation could seriously harm our business, results of operations and financial condition. In addition, we may, in the future, be subject to other securities class action or similar litigation.

We may face litigation and liability due to claims of infringement of third party intellectual property rights.

The Internet services industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark, trade secret and other intellectual property rights to technologies that are important to our business. Any claims that our products or services infringe or may infringe proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel or require us to enter into royalty or licensing agreements, any of which could significantly harm our operating results. In addition, our customer agreements generally provide for us to indemnify our customers for expenses or liabilities resulting from claimed infringement of patents or copyrights of third parties, subject to certain limitations. If an infringement claim against us were to be successful, and we were not able to obtain a license to the relevant or a substitute technology on acceptable terms or redesign our products or services to avoid infringement, our ability to compete successfully in our competitive market would be materially impaired.

Risks Related to Our Industry

The future evolution of the high performance Internet connectivity market, and therefore the role of our products and services, cannot be predicted with certainty.

We face the risk that the market for high performance Internet connectivity services might develop more slowly or differently than currently projected, or that our services may not achieve continued and/or widespread market acceptance. Furthermore, we may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers. We typically charge a premium for our services, which may affect market acceptance of our services or adversely impact the rate of market acceptance. We believe the danger of nonacceptance is particularly acute during economic slowdowns and when there is significant pricing pressure on Internet service providers. Finally, if the Internet becomes subject to a form of central management, or if Internet network service providers establish an economic settlement arrangement regarding the exchange of traffic between Internet networks, the demand for our Internet connectivity services could be adversely affected.

If we are unable to respond effectively and on a timely basis to rapid technological change, we may lose or fail to establish a competitive advantage in our market.

The Internet connectivity and Internet Protocol services industry is characterized by rapidly changing technology, industry standards and customer needs, as well as by frequent new product and service introductions. New technologies and industry standards have the potential to replace or provide lower cost alternatives to our services. The adoption of such new technologies or industry standards could render our existing services obsolete and unmarketable. Our failure to anticipate the prevailing standard, to adapt our technology to any changes in the prevailing standard or the failure of a common standard to emerge could hurt our business. Our pursuit of necessary technological advances may require substantial time and expense, and we may be unable to successfully adapt our network and services to alternative access devices and technologies.

Our network and software are vulnerable to security breaches and similar threats that could result in our liability for damages and harm our reputation.

There have recently been a number of widespread and disabling attacks on public and private networks. The number and severity of these attacks may increase in the future as network assailants take advantage of outdated software, security breaches or incompatibility between or among networks. Computer viruses, intrusions and similar disruptive problems could result in our liability for damages under agreements with our customers, and our reputation could suffer, thereby deterring potential customers from working with us. Security problems or other attacks caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information stored in our computer systems and in those of our customers and could expose us to liability under Internet “spam” regulations. In the past, third parties have occasionally circumvented some of these industry-standard measures. Therefore, we cannot assure you that the measures we implement will not be circumvented. Our efforts to eliminate computer viruses and alleviate other security problems may result in increased costs, interruptions, delays or cessation of service to our customers, which could hurt our business, results of operations and financial condition.

Recent terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

The September 11, 2001 terrorist attacks in the United States, the ensuing declaration of war on terrorism and the continued threat of terrorist activity and other acts of war or hostility have had, and may continue to have, an adverse effect on business, financial and general economic conditions internationally. Effects from these events and any future terrorist activity, including cyber terrorism, may, in turn, increase our costs due to the need to provide enhanced security, which would adversely affect our business and results of operations. These circumstances may also damage or destroy the Internet infrastructure and may adversely affect our ability to attract and retain customers, our ability to raise capital and the operation and maintenance of our network access points.

If governments modify or increase regulation of the Internet, the provision of our services could become more costly.

International bodies and federal, state and local governments have adopted a number of laws and regulations that affect the Internet and are likely to continue to seek to implement additional laws and regulations. For example, a federal law regulating unsolicited commercial e-mail, or “spam,” was recently enacted. The effects of this legislation, which by its terms preempts over thirty state laws, on our business is uncertain. In addition, federal and state agencies are actively considering regulation of various aspects of the Internet, including taxation of transactions, and imposing access fees for voice-over-Internet Protocol. The adoption of any future laws or regulations might decrease the growth of the Internet, decrease demand for our services, impose taxes or other costly technical requirements, regulate the Internet in some respects as has been done with traditional telecommunications services or otherwise increase the cost of doing business on the Internet or in some other manner have a significantly harmful effect on us or our customers. Moreover, the nature of any new laws and regulations and the interpretation of applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

As of November 1, 2003, the Internet Tax Freedom Act, which placed a moratorium against certain state and local taxation of Internet access, expired. Pursuant to this moratorium, most of our services were not subject to state and local taxation. Should the U.S. Congress not pass a similar moratorium limiting the taxation of Internet access or related services, state and local governments may impose taxes on some or all of the services we currently provide. We may not be able to pass these taxes along to our customers. This additional expense may have a negative impact on our business and the industry generally.

Risks Related to the Offering of Our Capital Stock

We may apply the net proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

Our board and management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess how the proceeds will be used. The net proceeds may be used for corporate purposes that do not improve our operating results or market value, and you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Our common stockholders may experience significant dilution, which would depress the market price of our common stock.

Holders of our series A preferred stock, options and warrants may convert their shares to common stock or exercise their options or warrants to purchase our common stock which would increase the number of outstanding shares of common stock in the future. As of December 31, 2003, (1) 1,751,385 shares of series A preferred stock, convertible into an aggregate of 58,994,032 shares of our common stock, were outstanding, (2) options to purchase an aggregate of 44,061,275 shares of our common stock at a weighted average exercise price of $1.61 were outstanding, and (3) warrants to purchase 17,159,417 shares of our common stock at a weighted average exercise price of $0.95 per share were outstanding. As of December 31, 2003, if all outstanding shares of our series A preferred stock were converted and all options and warrants were exercised, our outstanding shares of common stock would increase from approximately 228.7 million shares to approximately 349.0 million shares, an increase of approximately 52.6% in the number of shares of common stock outstanding. The issuance of our common stock upon the conversion of series A preferred stock or the exercise of options and warrants could depress the market price of the common stock by increasing the number of shares of common stock outstanding on an absolute basis or as a result of the timing of additional shares of common stock becoming available on the market.

You will incur immediate and substantial dilution of approximately $1.97 per share.

The public offering price of our common stock in this offering will be substantially higher than the net tangible book value per share of our common stock, which is $0.19 per share. Accordingly, if you purchase our common stock in this offering, you will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, you will incur immediate and substantial dilution of $1.97 in the net tangible book value per share of the common stock from the price you pay for our common stock in this offering.

Holders of our series A preferred stock have the right to receive additional shares of our common stock if we issue shares of our common stock for less than $0.95 per share, which could have a dilutive impact on our common stock and depress the market price of our common stock.

Because we issued shares of our common stock in our August 2003 private placement at a price below the conversion price of the series A preferred stock at that time, the number of shares of common stock into which our outstanding shares of series A preferred stock are convertible increased by 34.5 million shares. Under our certificate of incorporation, issuances by us of our common stock at a price below the conversion price of our series A preferred stock, which is currently $0.95 per share, will result in the adjustment of the conversion price to such lower price and the number of shares of common stock into which shares of our series A preferred stock are convertible will increase. Such adjustments could have a dilutive effect on other holders of our common stock and depress on the market price of our common stock.

The holders of our series A preferred stock have payment rights that are senior to holders of our common stock.

In the event of a liquidation, dissolution or winding up of Internap, holders of our series A preferred stock will have claims against our assets that are senior to any claims of the holders of our common stock. More specifically, the holders of our series A preferred stock would be entitled to receive an amount equal to the original issuance price of the series A preferred stock plus any declared and unpaid dividends thereon. That amount is currently equal to $32.00 per share of preferred stock or approximately $56 million in the aggregate for all shares of series A preferred stock outstanding as of December 31, 2003. After receiving that preferential distribution, holders of our series A preferred stock would then be entitled to participate ratably with the holders of our common stock in any receipt of remaining proceeds until the holders of our series A preferred stock have received three times the original issue price of the series A preferred stock. A liquidation includes a consolidation or merger of Internap in which the holders of our common stock immediately prior to the transaction own less than 50% of our voting power immediately after the transaction, a transaction or series of transactions in which a person or group acquires beneficial ownership of more than 50% of our common stock or voting power, or a sale, lease or disposition of all or substantially all of our assets.

The holders of our series A preferred stock, as a group, through their ownership of series A preferred stock and common stock, have the ability to influence the outcome of matters brought before our stockholders.

The holders of our series A preferred stock, as a group, through their ownership of series A preferred stock and common stock, have significant voting power with respect to matters brought before our stockholders and may have interests that are adverse to those of our common stockholders. This voting power includes the right to vote equally with holders of our common stock in all matters brought before our stockholders. As of December 31, 2003, the holders of series A preferred stock, through their series A preferred stock and common stock holdings, represented 23% of our voting power. In addition, holders of our series A preferred stock have the right to approve, voting as a separate class, certain matters, including the election of two directors to our board of directors, changes to our certificate of incorporation and certain events of consolidation, merger, reorganization or change of control, which could include a transaction containing a substantial premium to the then-current market price of our common stock or other terms deemed by our management or board of directors to be in the best interests of holders of our common stock.

Future sales of shares by us or our existing stockholders could affect our stock price.

The shares held by our stockholders, including holders of our series A preferred stock and our executive officers and directors, may be sold in the public market at any time and from time to time subject, in certain cases, to volume limitations under Rule 144 of the Securities Act and various vesting agreements. If any of these stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decline. Holders of our series A preferred stock and certain holders of our common stock and warrants to purchase our common stock possess registration rights and may require us to register up to              shares in the future. In addition, shares subject to outstanding options and shares reserved for future issuance under our stock option and purchase plans will continue to become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and the securities rules and regulations applicable to these shares. A registration statement to permit the resale of 85,568,119 shares of our common stock issuable upon conversion of the series A preferred stock and the exercise of warrants is currently effective and we filed a registration statement to permit the resale of 14,998,312 shares of our common stock, including 1,926,000 shares of our common stock issuable upon the exercise of outstanding warrants, on January 13, 2004. See “Shares Eligible for Future Sale.”

Our stock price may be volatile, and you could lose all or part of your investment.

The market for our equity securities has been extremely volatile. Our stock price could suffer in the future as a result of any failure to meet the expectations of public market analysts and investors about our results of operations from quarter to quarter. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the Internet connectivity and services industry;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	future issuances of common stock or other securities;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of acquisitions, investments or strategic alliances.

Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the public offering price.

FORWARD-LOOKING STATEMENTS

Certain information included in this prospectus contains, and other materials filed or to be filed by us with the Securities and Exchange Commission, or SEC, and incorporated by reference herein contain, or will contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Internap and members of our management team, as well as the assumptions on which such statements are based, and equally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “projects,” “forecasts,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that actual results may differ materially from those contemplated by forward-looking statements. Important factors currently known to our management that could cause actual results to differ materially from those in forward-looking statements include those set forth under the caption “Risk Factors” beginning on page 6, including, but not limited to:

•	our ability to achieve profitability;

•	our ability to secure adequate funding;

•	the incurrence of additional restructuring charges;

•	the success of our recent operational restructurings;

•	our ability to compete against existing and future competitors;

•	pricing pressures;

•	our ability to deploy new access points in a cost-efficient manner;

•	our ability to successfully complete future acquisitions;

•	risks associated with international operations;

•	the availability of services from Internet network service providers;

•	failure of suppliers to deliver their products and services as agreed;

•	failures in our network operations centers, network access points or computer systems;

•	fluctuations in our operating results;

•	our ability to operate in light of restrictions in our existing credit facility, the terms of our master lease agreement with our principal supplier and the terms of our series A preferred stock;

•	our ability to attract and retain qualified personnel;

•	our ability to protect our intellectual property;

•	the outcome of our securities litigation;

•	litigation due to infringement of third party intellectual property rights;

•	evolution of the high performance Internet connectivity and services industry;

•	our ability to respond to technological change;

•	our ability to protect ourselves and our customers from security breaches;

•	effects of terrorist activity;

•	government regulation of the Internet;

•	the dilutive effects of our stock price due to our convertible series A preferred stock and warrants;

•	the senior payment rights of our series A preferred stock;

•	the control rights of the holders of our series A preferred stock;

•	future sales of stock; and

•	volatility of our stock price.

We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law.

USE OF PROCEEDS

We expect to receive approximately $81.4 million in net proceeds at an assumed offering price of $2.49 per share, the last reported sale price of our common stock on the Nasdaq SmallCap Market on January 9, 2004, after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We will use the net proceeds from this offering for general corporate purposes. General corporate purposes may include capital investments in our network access point infrastructure and systems, repayment of debt and capital lease obligations and potential acquisitions of complementary businesses or technologies. We will invest the net proceeds temporarily until we use them for their stated purpose.

COMMON STOCK PRICE RANGE

We have applied to list our common stock on the AMEX. Our common stock currently trades on the Nasdaq SmallCap Market under the symbol “INAP.” Our common stock traded on the Nasdaq National Market under the symbol “INAP” from September 29, 1999, the date of our initial public offering, until October 4, 2002 when we fell below certain listing criteria of the Nasdaq National Market. Our common stock has traded on the Nasdaq SmallCap Market since October 4, 2002.

The last reported sale price of our common stock on January 9, 2004 was $2.49 per share. The following table sets forth on a per share basis the high and low closing prices for our common stock on the Nasdaq National Market or the Nasdaq SmallCap Market, as applicable, during the periods indicated.

	High	Low
Year Ended December 31, 2004:
First Quarter (through January 9, 2004)	$2.71	$2.49
Year Ended December 31, 2003:
Fourth Quarter	$2.59	$1.11
Third Quarter	1.55	1.04
Second Quarter	1.37	0.37
First Quarter	0.55	0.39
Year Ended December 31, 2002:
Fourth Quarter	$0.69	$0.19
Third Quarter	0.34	0.13
Second Quarter	0.81	0.23
First Quarter	1.74	0.77

As of December 31, 2003, there were 1,249 registered holders of our common stock. Because brokers and other institutions on behalf of stockholders hold many of our shares, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying cash dividends in the foreseeable future. We are prohibited from paying cash dividends under covenants contained in our current credit agreement and our master lease with our primary supplier. In addition, as long as shares of our series A preferred stock convertible into at least five million shares of our common stock are outstanding, we may not declare or pay dividends on our common stock without the approval of at least 50% of the outstanding shares of our series A preferred stock. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant.

CAPITALIZATION

The following unaudited table sets forth our capitalization as of September 30, 2003:

•	on an actual basis; and

•	as adjusted to reflect the sale of 35,000,000 shares offered by us in this prospectus at an assumed offering price of $2.49 per share, the last reported sale price of our common stock on the Nasdaq SmallCap Market on January 9, 2004, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read the capitalization table together with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2003
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Cash, cash equivalents and short-term investments	$17,210	$98,567

Current portion of notes payable and capital lease obligations	$8,370	$8,370
Revolving credit facility	9,054	9,054

Total current portion of debt and capital lease obligations	$17,424	$17,424

Notes payable and capital lease obligations, less current portion	$20,988	$20,988

Stockholders’ equity:
Common stock, $0.001 par value, 600,000 shares authorized; 187,148 shares issued and outstanding(1)	187	222
Series A convertible preferred stock, $0.001 par value, 3,500 shares designated; 2,506 issued and outstanding, with a liquidation preference of $80,183(2)	68,194	68,194
Additional paid-in capital	820,457	901,779
Accumulated deficit	(826,905)	(826,905)
Accumulated items of other comprehensive income	223	223

Total stockholders’ equity	62,156	143,513

Total capitalization	$83,144	$164,501

(1)	Excludes 26,662,584 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2003, 84,403,251 shares of common stock issuable upon the conversion of our outstanding shares of series A preferred stock as of September 30, 2003 and 17,325,954 shares of common stock issuable upon the exercise of outstanding common stock warrants as of September 30, 2003.
(2)	As of September 30, 2003, there were 2,505,722 shares of our series A preferred stock outstanding that were convertible into 84,403,251 shares of our common stock. As of December 31, 2003, there were 1,751,385 shares of our series A preferred stock outstanding that were convertible into 58,994,032 shares of our common stock.

DILUTION

Purchasers of our common stock offered by this prospectus will suffer immediate and substantial dilution in net tangible book value per share. Our net tangible book value as of September 30, 2003 was approximately $34.8 million, or approximately $0.19 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of September 30, 2003.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to our sale of 35,000,000 shares of common stock in this offering, at an assumed offering price of $2.49 per share, the closing sale price of our common stock on the Nasdaq SmallCap Market on January 9, 2004, and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2003 would have been approximately $116.2 million, or $0.52 per share, based on 187 million shares of common stock outstanding at September 30, 2003. Additional conversions of series A preferred stock and exercises of outstanding options and warrants for shares of common stock after September 30, 2003 will further decrease our net tangible book value per share and increase the dilution per share to investors in this offering. This represents an immediate increase in net tangible book value of $0.33 per share of common stock to existing stockholders and an immediate dilution of $1.97 per share to purchasers of common stock in this offering.

Assumed public offering price per share	$2.49

Net tangible book value per share as of September 30, 2003	0.19
Increase in net tangible book value	0.33

Net tangible book value per share as of September 30, 2003, after giving effect to this offering	0.52

Dilution in net tangible book value per share to new investors	$1.97

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations and other financial data for the five years ended December 31, 1998 to 2002 and balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 are derived from our audited consolidated financial statements and their related notes. The consolidated statement of operations and other financial data for the nine months ended September 30, 2002 and 2003 and the balance sheet as of September 30, 2002 and 2003 are derived from our unaudited condensed interim consolidated financial statements, and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the results for those periods. Results of operations for the nine months ended September 30, 2003 may not be indicative of results for the full year. The following selected consolidated financial data should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their related notes included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$1,957	$12,520	$69,613	$117,404	$132,487	$98,355	$102,796

Costs and expenses:
Direct cost of network, exclusive of depreciation shown below	1,990	17,848	62,465	98,915	83,207	64,034	57,132
Customer support	666	5,796	20,320	21,480	12,913	10,362	6,746
Product development	754	3,876	11,924	12,233	7,447	5,770	5,079
Sales and marketing	2,822	17,519	35,390	38,151	21,641	17,188	14,913
General and administrative	1,734	7,335	32,962	44,491	20,848	16,087	13,229
Depreciation	736	4,808	20,522	48,550	49,600	38,706	28,293
Amortization of other intangible assets	—	—	54,334	38,116	5,626	4,198	3,218
Amortization of deferred stock compensation	205	7,569	10,651	4,217	260	25	390
Lease termination expense	—	—	—	—	804	—	—
Restructuring cost (benefit)(1)	—	—	—	64,096	(3,781)	(4,602)	1,084
Impairment of goodwill and other intangible assets(2)	—	—	—	195,986	—	—	—
In-process research and development(3)	—	—	18,000	—	—	—	—
(Gain) loss on sale and retirement of property and equipment	—	—	—	2,714	2,829	2,649	(53)

Total operating costs and expenses	8,907	64,751	266,568	568,949	201,394	154,417	130,031

Loss from operations	(6,950)	(52,231)	(196,955)	(451,545)	(68,907)	(56,062)	(27,235)
Other income (expense):
Interest income (expense), net	(23)	2,314	11,498	(1,272)	(2,194)	(1,324)	(2,486)
Loss on investments	—	—	—	(26,345)	(1,244)	(996)	(762)

Total other income (expense)	(23)	2,314	11,498	(27,617)	(3,438)	(2,320)	(3,248)

Net loss	(6,973)	(49,917)	(185,457)	(479,162)	(72,345)	(58,382)	(30,483)
Less deemed dividend related to beneficial conversion feature(4)	—	—	—	—	—	—	(34,576)

Net loss attributable to common stockholders	$(6,973)	$(49,917)	$(185,457)	$(479,162)	$(72,345)	$(58,382)	$(65,059)

Basic and diluted net loss per share	$(1.04)	$(1.31)	$(1.30)	$(3.19)	$(0.47)	$(0.38)	$(0.40)

Weighted average shares used in computing basic and diluted net loss per share	6,673	37,994	142,451	150,328	155,545	154,233	164,147

	As of December 31,					As of September 30,
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$275	$205,352	$152,930	$82,306	$25,219	$32,520	$17,210
Accounts receivable, net	766	4,084	20,291	14,749	15,232	13,120	15,700
Property and equipment, net	5,828	28,811	152,153	139,589	88,394	98,455	63,845
Total assets	7,487	245,546	650,110	284,977	172,969	189,994	132,397
Revolving credit facility	650	1,525	10,000	10,000	10,000	15,000	9,054
Notes payable and capital lease obligations, current portion	1,331	7,634	20,452	24,488	7,345	4,841	8,370
Notes payable and capital lease obligations, excluding current portion	2,342	14,378	27,646	16,448	27,913	26,202	20,988
Convertible preferred stock (5)	39	—	—	86,314	79,790	80,292	68,194
Total stockholders’ equity (deficit)	(436)	210,500	531,953	66,169	1,835	14,845	62,156

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)
	(in thousands)
Other Financial Data:
Capital expenditures	$(794)	$(12,905)	$(57,698)	$(32,094)	$(8,632)	$(7,914)	$(3,564)
Net cash used in operating activities	(5,323)	(33,818)	(95,104)	(123,048)	(40,261)	(34,496)	(9,135)
Net cash (used in) provided by investing activities	(855)	(68,020)	(106,193)	12,292	9,581	10,233	(1,511)
Net cash provided by (used in) financing activities	1,683	256,747	148,273	72,147	(7,652)	(6,768)	2,637

(1)	Restructuring cost (benefit) relates to restructuring programs in which management determined to exit certain non-strategic real estate lease and license arrangements, consolidate network access point connections, and streamline the operating cost structure.
(2)	In 2000, we acquired CO Space and the purchase price was allocated to net tangible assets and identifiable intangible assets and goodwill. In 2001, the estimated fair value of certain assets acquired was less than their recorded amounts, and an impairment charge was recorded for approximately $196.0 million.
(3)	In-process research and development is related to technology acquired from VPNX.com, Inc., formerly Switchsoft Systems, Inc. that was expensed immediately subsequent to the closing of the acquisition since the technology had not completed the preliminary stages of development, had not commenced application development and did not have alternative future uses.
(4)	In August 2003, we completed a private placement sale of our common stock which resulted in a decrease of the conversion price of our series A preferred stock to $0.95 per share and an increase in the number of shares of common stock issuable upon conversion of all shares of series A preferred stock by 34.5 million shares. In accordance with generally accepted accounting principles, we recorded a deemed dividend of $34.6 million in connection with the conversion price adjustment, which is attributable to the additional incremental number of shares of common stock issuable upon conversion of our series A preferred stock.
(5)	As of September 30, 2003, there were 2,505,722 shares of our series A preferred stock outstanding convertible into 84,403,251 shares of our common stock. As of December 31, 2003, there were 1,751,385 shares of our series A preferred stock outstanding convertible into 58,994,032 shares of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

Overview

We provide high performance, managed Internet connectivity solutions to business customers who require guaranteed network availability and high performance levels for business-critical applications, such as e-commerce, video and audio streaming, voice over Internet Protocol, virtual private networks and supply chain management. We deliver services through our 30 network access points, which feature multiple direct high speed connections to major Internet networks. Our proprietary route optimization technology monitors the performance of these Internet networks and allows us to intelligently route our customers’ Internet traffic over the optimal Internet path in a way that minimizes data loss and network delay. We believe this approach provides better performance, control, predictability and reliability than conventional Internet connectivity providers. Our service level agreements guarantee performance across the entire Internet in the United States, excluding local connections, whereas conventional Internet connectivity providers typically only guarantee performance on their own network. We provide services to customers in various industry verticals, including financial services, government, media and communications, retail, technology and travel. As of September 30, 2003, we provided our services to 1,566 customers in the United States and abroad, including approximately 70 customers in the Fortune 1000.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on going basis, we evaluate our estimates, including those related to revenue recognition, doubtful accounts, investments, intangible assets, long-lived assets, income taxes, restructuring costs, long-term service contracts, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition. The majority of our revenue is derived from high-performance Internet connectivity and related colocation services. Our revenues are generated primarily from the sale of Internet connectivity services at fixed rates or usage-based pricing to our customers that desire a DS-3 or faster connection and other ancillary services, such as colocation, content distribution, server management and installation services, virtual private networking services, managed security services, data backup, remote storage and restoration services, and video conferencing services. We also offer T-1 and fractional DS-3 connections at fixed rates.

We recognize revenues when persuasive evidence of an arrangement exists, the service has been provided, the fees for the service rendered are fixed or determinable and collectibility is probable. Contracts and sales or purchase orders are generally used to determine the existence of an arrangement. We test for availability or use shipping documents when applicable to verify delivery of our product or service. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.

Deferred revenues consist of revenues for services to be delivered in the future and consist primarily of advance billings, which are amortized over the respective service period, and billings for initial installation of customer network equipment, which are amortized over the estimated life of the customer relationship. Revenues associated with billings for installation of customer network equipment are deferred and amortized over the estimated life of the customer relationship, as the installation service is integral to our primary service offering and does not have value to a customer on a stand-alone basis.

Customer credit risk. We review the creditworthiness of our customers routinely. If we determine that collection of service revenues is uncertain, we do not recognize revenue until cash has been collected. Additionally, we maintain allowances for doubtful accounts resulting from the inability of our customers to make required payments on accounts receivable. To establish the size of the allowances against revenue and receivables on the balance sheet, we apply a credit risk rating system that is based on management’s best understanding of our customers’ ability to pay. Our assessment of customers’ creditworthiness may include consideration of payment history. The sum of individual customer receivable balances multiplied by the credit rating is the basis for reserves against revenues and receivables. We also increase our reserve estimates for estimated customer credits. If the financial condition of our customers were to deteriorate, or management becomes aware of new information impacting a customer’s credit risk, additional allowances may be required.

Investments. We account for investments without readily determinable fair values at historical cost, as determined by our initial investment. The recorded value of cost basis investments is periodically reviewed to determine the propriety of the recorded basis. When a decline in the value that is judged to be other than temporary has occurred, based on available data, the cost basis is reduced and an investment loss is recorded.

We account for investments that provide us with the ability to exercise significant influence, but not control, over an investee using the equity method of accounting. Significant influence, but not control, is generally deemed to exist if we have an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as minority interest protections, are considered in determining whether the equity method of accounting is appropriate. As of December 31, 2003, we have a single investment that qualifies for equity method accounting, our joint venture with NTT-ME Corporation of Japan, known as Internap Japan. We record our proportional share of the losses of our investee one month in arrears on the consolidated balance sheets as a component of non-current investments and our share of the investee’s losses as loss on investment on the consolidated statement of operations.

Goodwill. We may record goodwill as a result of acquisitions. We recorded goodwill as a result of our acquisition of VPNX.com, Inc. in 2000 and may record goodwill as a result of our acquisitions of netVmg, Inc. and Sockeye Networks, Inc. in 2003. We account for goodwill under Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” This statement requires an impairment-only approach to accounting for goodwill. The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment. SFAS No. 142 requires goodwill to be tested for impairment annually at the same time every year and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist. We selected August 1 as our annual testing date.

To estimate fair value in the future, for purposes of completing the first step of the SFAS No. 142 analysis, we will use a market-based analysis based on the value of our equity, or a discounted cash flow analysis. The forecasts of future cash flows will be based on our best estimate of future revenues, operating costs and general market conditions, and is subject to review and approval by senior management. Both approaches to determining fair value will depend on our stock price since market capitalization will impact the discount rate to be applied as well as a market multiple analyses. Changes in the forecast could cause us to either pass or fail the first step test and could result in the impairment of goodwill.

Restructuring liability. When circumstances warrant, we may elect to exit certain business activities or change the manner in which we conduct ongoing operations. When such a change is made, management will estimate the costs to exit a business or restructure ongoing operations. The components of the estimates may include estimates and assumptions regarding the timing and costs of future events and activities that represent management’s best expectations based on known facts and circumstances at the time of estimation. Management periodically reviews its restructuring estimates and assumptions relative to new information, if any, of which it becomes aware. Should circumstances warrant, management will adjust its previous estimates to reflect what it then believes to be a more accurate representation of expected future costs. Because management’s estimates and assumptions regarding restructuring costs include probabilities of future events, such estimates are inherently vulnerable to changes due to unforeseen circumstances, changes in market conditions, regulatory changes, changes in existing business practices and other circumstances that could materially and adversely affect our results of operations. A 10% change in our restructuring estimates in a future period, compared to the $13.9 million restructuring liability at December 31, 2002 would result in a $1.4 million expense or benefit in the statement of operations during the period in which the change in estimate occurred.

Deferred taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Since inception we have recorded a valuation allowance equal to our net deferred tax assets. Although we consider the potential for future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we determine we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

Network service commitment liability. We monitor our network service commitments with our network service providers. When we determine that a service commitment will not be achieved through the ordinary course of business and the service provider is not expected to provide relief from the commitment, we record an expense to the direct costs of network and a liability for the estimated shortfall. If we are unable to continue increasing our base of customers or if our customer base decreases, we may experience a deterioration of our operating margins.

Recent accounting pronouncements. In January 2003, the Financial Accounting Standards Board, or FASB, issued Financial Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” relating to consolidation of certain entities. First, FIN 46 will require identification of our participation in variable interests entities, or VIEs, which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a stand-alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. Then, for entities identified as a VIE, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 also sets forth certain disclosures regarding interests in a VIE that are deemed significant, even if consolidation is not required. We evaluated our investments and other relationships and concluded that none qualify as a VIE as defined in FIN 46.

In February 2003, the EITF issued an abstract, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” which addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. We adopted the provisions of this standard during the third quarter of 2003, and it had no material impact on our financial position or our results from operations.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. This statement represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that are frequently used in connection with share repurchase programs. This statement is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. We adopted the provisions of this standard during the third quarter of 2003, and it had no material impact on our financial position or our results from operations.

Results of Operations

Our revenues are generated primarily from the sale of Internet connectivity services at fixed rates or usage-based pricing to our customers that desire a DS-3 or faster connection and other ancillary services, such as colocation, content distribution, server management and installation services, virtual private networking services, managed security services, data backup, remote storage and restoration services, and video conferencing services. We also offer T-1 and fractional DS-3 connections at fixed rates. Customers are billed on the first day of each month either on a usage or a flat-rate basis. The usage based billing relates to the month prior to the month in which the billing occurs, whereas certain flat rate billings relate to the month in which the billing occurs. Deferred revenues consist of revenues for services to be delivered in the future and consist primarily of advance billings, which are amortized over the respective service period, and billings for initial installation of customer network equipment, which are amortized over the estimated life of the customer relationship.

Direct cost of network is comprised primarily of the costs for connecting to and accessing Internet network service providers and competitive local exchange providers, costs related to operating and maintaining service points and data centers and costs incurred for providing additional third-party services to our customers. To the extent a network access point is located a distance from the respective Internet network service provider, we may incur additional network connection charges on a recurring basis that are usually passed through to customers. Connectivity costs vary depending on customer demands and pricing variables while network access point facility costs are generally fixed in nature.

Customer support costs consist primarily of employee compensation costs for employees engaged in connecting customers to our network, installing customer equipment into network access point facilities, and servicing customers through our network operation centers. In addition, facilities costs associated with the network operations center are included in customer support costs.

Product development costs consist principally of compensation and other personnel costs, consultant fees and prototype costs related to the design, development and testing of our proprietary technology, enhancement of our network management software and development of internal systems. Costs associated with internal use software are capitalized when the software enters the application development stage until implementation of the software has been completed. All other product development costs are expensed as incurred.

Sales and marketing costs consist of compensation, commissions and other costs for personnel engaged in marketing, sales and field service support functions, as well as advertising, tradeshows, direct response programs, new network access point launch events, management of our web site and other promotional costs.

General and administrative costs consist primarily of compensation and other expenses for executive, finance, human resources and administrative personnel, professional fees and other general corporate costs.

Since inception, in connection with the grant of certain stock options to employees, we recorded deferred stock compensation totaling $25.0 million, representing the difference between the fair value of our common stock on the date options were granted and the exercise price. In connection with our acquisition of VPNX, we recorded deferred stock compensation totaling $5.1 million related to unvested options we assumed. These amounts are included as a component of stockholders’ equity (deficit) and are being amortized over the vesting period of the individual grants, generally four years, using an accelerated method as described in FASB Interpretation No. 28. We recorded amortization of deferred stock compensation in the amount of $25,000 and

$390,000 for the nine months ended September 30, 2002 and 2003, respectively. At September 30, 2003, the entire amount of deferred stock compensation had been fully amortized.

The revenue and income potential of our business and market is unproven, and our limited operating history makes it difficult to evaluate our prospects. Although we have been in existence since 1996, we have recently substantially completed significant operational restructurings, which have included substantial changes in our senior management team, a reduction in headcount from a high of 860 employees to 352 employees at September 30, 2003, streamlining our cost structure, consolidating network access points, terminating certain nonstrategic real estate leases and license arrangements and moving our headquarters from Seattle, Washington to Atlanta, Georgia to further reduce costs. We have incurred net losses in each quarterly and annual period since we began operations in May 1996. As of September 30, 2003, our accumulated deficit was $826.9 million.

Nine months ended September 30, 2003 and 2002

Net loss. Net loss for the nine months ended September 30, 2003 was $30.5 million, as compared to a net loss of $58.4 million, for the same period during the preceding year. The $27.9 million decrease in net loss was primarily due to a decrease in operating expenses and revenue increase of $24.4 million and $4.4 million, partially offset by a $0.9 million increase in other expense. Direct cost of network ($6.9 million), customer support ($3.6 million), product development ($0.7 million), sales and marketing ($2.3 million), general and administrative expense ($2.9 million), depreciation and amortization expense ($11.4 million), and gain on sale and retirement of property ($2.7 million) contributed to the decrease in net loss for the nine months ended September 30, 2003.

Revenues. Revenues increased 5% from $98.3 million for the nine months ended September 30, 2002 to $102.7 million for the nine months ended September 30, 2003. The increase of $4.4 million was primarily attributable to increased sales at our existing network access points and to a lesser extent, sales of complementary services such as content distribution. As of September 30, 2003, our customer base totaled 1,566 across 17 metropolitan markets, up 30% over the 1,202 customers as of September 30, 2002. We expect the composition of future revenue increases will include an increasing percentage of revenue from non-connectivity products and services than in the past.

Direct cost of network. Direct cost of network decreased 11% from $64.0 million for the nine months ended September 30, 2002 to $57.1 million for the nine months ended September 30, 2003. This decrease of $6.9 million was primarily due to decreased costs related to renegotiated terms with Internet network service and local exchange providers at each network access point. The decrease was offset slightly by increased content distribution costs. We expect these costs to remain stable for the foreseeable future.

Customer support. Customer support expenses decreased 35% from $10.3 million for the nine months ended September 30, 2002 to $6.7 million for the nine months ended September 30, 2003. This decrease of $3.6 million was primarily due to decreased compensation costs related to terminations completed in 2002.

Product development. Product development costs decreased 12% from $5.7 million for the nine months ended September 30, 2002 to $5.0 million for the nine months ended September 30, 2003. This decrease of $0.7 million was due primarily to decreased compensation costs in our product development area.

Sales and marketing. Sales and marketing costs decreased 13% from $17.2 million for the nine months ended September 30, 2002 to $14.9 million for the nine months ended September 30, 2003. This decrease of $2.3 million was primarily due to decreases in compensation costs and facility costs, which were offset by increases in marketing and advertising, administrative expenses and taxes for each of these three expense items.

General and administrative. General and administrative costs decreased 18% from $16.1 million for the nine months ended September 30, 2002 to $13.2 million for the nine months ended September 30, 2003. This decrease of $2.9 million was primarily due to decreased compensation, consulting and professional services costs, and insurance expense. These decreases were partially offset by increases in office expense, recruiting expense and facility costs.

Depreciation. Depreciation decreased 27% from $38.7 million for the nine months ended September 30, 2002 to $28.3 million for the nine months ended September 30, 2003. This $10.4 million decrease was primarily due to assets becoming fully depreciated during the nine months ended September 30, 2003.

Amortization of intangible assets. Amortization of intangible assets decreased 23% from $4.2 million for the nine months ended September 30, 2002 to $3.2 million for the nine months ended September 30, 2003.

Restructuring costs. Restructuring costs were reversed to a $4.6 million gain for the nine months ended September 30, 2002 compared to expense of $1.1 million for the nine months ended September 30, 2003. This increase of $5.7 million is primarily due to an adjustment made to the restructuring liability estimate in the nine months ended September 30, 2002. Restructuring costs for the nine months ended September 30, 2003 included retention bonuses for terminated employees due to the headquarters office move from Seattle, Washington to Atlanta, Georgia and moving expenses paid for relocating employees.

Other expense. Other income (expense) consists of interest income, interest and financing expense, investment losses and other non-operating expenses. Other expense increased from $2.3 million for the nine months ended September 30, 2002 to $3.2 million of other expense for the nine months ended September 30, 2003, primarily due to increased interest expense.

Years ended December 31, 2002 and 2001

Revenues. Revenues for the year ended December 31, 2002 increased by 13% to $132.5 million, up from $117.4 million for the year ended December 31, 2001. The increase during 2002 was primarily driven by increased connectivity service revenues, accounting for 75% of the increase, which reflects a full year of operations at the six network access points that were opened during 2001, and an increase in our overall customer base from 974 to 1,273 customers across our metropolitan market network access points. Revenue for the year ended December 31, 2002 also increased by $3.2 million compared to 2001 due to a reduction in the term of a customer’s service contract. As a result of this reduction in the contractual service period and other factors, we changed the estimated life of the customer relationship over which we recognize deferred revenues from 120 months to 46 months, with 14 months remaining at December 31, 2002. The current balance of deferred revenue attributable to the customer therefore increased to reflect the amortization of the remaining balance over the remaining customer relationship period. Also included is contract termination revenues of $1.3 million collected from customers that discontinued service during the year. Of the increase, 23% can be attributed primarily to content delivery network services and the remaining 2% can be attributed to colocation data center services, including facilities charges.

Direct cost of network. Direct cost of network for the year ended December 31, 2002 decreased 16% to $83.2 million from $98.9 million for the year ended December 31, 2001. The decrease of $15.7 million in 2002 reflects reduced network cost and local access expenses, representing 107% of the decrease, resolution of disputes with network vendors, representing 9% of the decrease and lower third-party colocation and network access point facility costs, representing an additional 8% of the decrease. These decreases were offset by a 10% increase in customer local access costs, a 6% increase in colocation costs in our facilities and a 14% increase in costs associated with content delivery network services.

Customer support. Customer support costs for the year ended December 31, 2002 decreased 40% to $12.9 million from $21.5 million for the year ended December 31, 2001. The decrease of $8.6 million was primarily driven by decreases in compensation, representing 65% of the decrease, facilities, representing 20% of the decrease, and decreases in communications, general office, travel and entertainment and other costs, representing 15% of the decrease.

Product development. Product development costs for the year ended December 31, 2002 decreased 39% to $7.4 million from $12.2 million for the year ended December 31, 2001. The decrease of $4.8 million reflects reduced compensation expense, representing 51% of the decrease, facilities, representing 16% of the decrease, outside professional services, representing 25% of the decrease and communications and other costs, representing 8% of the decrease. Product development costs are primarily related to employee and professional service costs.

Sales and marketing. Sales and marketing costs for the year ended December 31, 2002 decreased 44% to $21.6 million from $38.1 million for the year ended December 31, 2001. Approximately 35% of the $16.5 million decrease can be attributed to a marketing and advertising campaign in 2001. Additionally, 34% of the decrease relates to compensation costs as a result of employee terminations completed during 2002.

General and administrative. General and administrative costs for the year ended December 31, 2002 decreased 54% to $20.8 million from $44.5 million for the year ended December 31, 2001. The decrease of $23.7 million reflects lower facility costs, representing 28% of the decrease, lower compensation costs, representing 25% of the decrease, decreases in taxes and bad debt expense, each representing 12% of the decrease, reduced professional services, representing 8% of the decrease, and lower training, communications, travel and entertainment and other office costs, representing 15% of the decrease.

Depreciation and amortization. Depreciation and amortization of property and equipment for the year ended December 31, 2002 increased 2% to $49.6 million as compared to $48.6 million for the year ended December 31, 2001. The increase is attributable to a 6% increase in depreciation expense relating to network and service point assets, including the deployment of six additional network access points during 2001. The increase in depreciation related to network assets was partially offset by a 5% decrease in depreciation related to non-network assets. This decrease was primarily due to retirements and write-downs of assets during 2001 and 2002.

Other income (expense). Other income (expense) for the year ended December 31, 2002 increased to $3.4 million from other expense of $27.6 million for the year ended December 31, 2001. This increase was primarily due to losses incurred during 2001 on our investments in 360 Networks and Aventail of $14.5 million and $4.8 million, respectively, and the $6.0 million provision we recorded on a note receivable. During 2002, our other expense items consisted of $1.3 million in losses related to our equity-method investment in our Japanese joint venture and $2.2 million of interest income (expense), which decreased due to lower cash balances and higher levels of debt during 2002 as compared to 2001.

Years ended December 31, 2001 and 2000

Revenues. Revenues for the year ended December 31, 2001, increased by 69% to $117.4 million, up from $69.6 million, for the year ended December 31, 2000. The increase during 2001 was primarily driven by increased connectivity service revenues, accounting for approximately 70% of the increase, which reflects a full year of operations at the 17 network access points that were opened during 2000, six additional network access points deployed during 2001 and an increase in our overall customer base across all 35 network access points. In addition, 10% of the increase in revenue can be attributable to collocation services and the remaining 20% of the revenue increase stems from revenues generated from our other products and services, including facilities charges, content delivery network services, and collocation services, as well as contract termination revenues collected from customers that discontinued service during the year.

Direct cost of network. Direct cost of network increased 58% to $98.9 million during the year ended December 31, 2001 from $62.5 million during the year ended December 31, 2000. The increase of $36.4 million recognized during 2001 reflects increased costs relating to our network access point facility costs for providing collocation services to our customers, which represented approximately 49% of the increase and our connections to the Internet network service providers, which represented approximately 43% of the increase.

Customer support. Customer support costs increased 6% to $21.5 million during the year ended December 31, 2001 from $20.3 million during the year ended December 31, 2000. The increase of $1.2 million was primarily due to increases in compensation and facility costs which increased 14% and 6% during the current year, respectively, offset partially by consultant, travel and entertainment and other costs which decreased 8%, 5%, and 1%, respectively.

Product development. Product development costs increased 3% to $12.2 million during the year ended December 31, 2001 from $11.9 million during the year ended December 31, 2000. The increase of $0.3 million was due to increases in facilities and compensation costs which increased costs 9% and 1%, respectively, offset by decreases in consultant and other costs which reduced costs by 5% and 2%, respectively.

Sales and marketing. Sales and marketing costs increased 8% to $38.2 million during the year ended December 31, 2001, up from $35.4 million during the year ended December 31, 2000. The 2001 increase can be primarily attributed to a marketing and advertising campaign launched, conducted and terminated during 2001.

General and administrative. General and administrative costs increased 35% to $44.5 million during the year ended December 31, 2001, up from $33.0 million during the year ended December 31, 2000. The increase of $11.5 million was primarily driven by increased tax, facilities, and bad debt expenses which increased 12%, 11% and 10%, respectively. Other costs, net of certain cost reductions, increased current period costs 2%.

Depreciation and amortization. Depreciation and amortization of property and equipment increased 137% to $48.6 million during the year ended December 31, 2001, up from $20.5 million during the year ended December 31, 2000. The increase is primarily attributable to increased depreciation and amortization expense relating to network and network access point assets, representing 78% of the increase. The increase in depreciation and amortization is due to the deployment of 17 network access points during 2000 resulting in a full year of depreciation during 2001.

Other income (expense). Other income (expense), net, decreased from other income of $11.5 million for the year ended December 31, 2000, to other expense of $27.6 million for the year ended December 31, 2001. This decrease was primarily due to losses incurred on our investments in 360 Networks and Aventail of $14.5 million and $4.8 million, respectively, and the provision we recorded on a note receivable of $6.0 million.

Liquidity and capital resources

Cash flow for the nine months ended September 30, 2003 and 2002

Cash flows from operating activities. Net cash used in operating activities was $9.1 million for the nine months ended September 30, 2003, and was primarily due to the net loss of $30.5 million plus working capital of $13.4 million partially offset by non-cash items of $34.8 million.

Net cash used in operating activities was $34.5 million for the nine months ended September 30, 2002 and was primarily due to the loss from continuing operations (adjusted for non-cash items) of $43.8 million and changes in working capital of $19.9 million.

Cash flows from investing activities. Net cash used in investing activities was $1.5 million for the nine months ended September 30, 2003 and was primarily for purchases of property and equipment of $3.6 million. The purchases of property and equipment primarily represents equipment to be used within our network infrastructure for consolidation of network access points.

Net cash provided by investing activities was $10.2 million for the nine months ended September 30, 2002 and was primarily from proceeds of $18.7 million received from the maturity of investments, offset by $7.9 million in purchases of property and equipment and $1.3 million invested in our Japan joint venture, Internap Japan. The purchases of property and equipment primarily represents payments made for equipment, capitalized labor for the development of internal use software and equipment to be used within our network infrastructure.

Cash flows from financing activities. Net cash provided by financing activities for the nine-month period ended September 30, 2003, was $2.6 million, and related primarily to proceeds from the issuance of common stock for $9.5 million and employee stock purchases and exercises of options, totaling $0.8 million, partially offset by payments on notes payable, our revolving credit facilities and capital leases, totaling $7.7 million.

Our revolving credit facility expires on October 22, 2004. There can be no assurance that this credit facility will be renewed upon expiration or that future credit facilities can be obtained by us on favorable terms, if at all.

Net cash used in financing activities for the nine months ended September 30, 2002 was $6.8 million, and related primarily to the payments on notes payable and capital leases totaling $12.8 million, partially offset by borrowings from our revolving credit facility of $5.0 million and employee stock purchase plan stock purchases and the exercise of options and warrants, totaling $1.1 million.

Cash flow for the years ended December 31, 2002, 2001, and 2000

Cash flows from operating activities. Net cash used in operating activities was $40.3 million for the year ended December 31, 2002, and was primarily due to the loss from continuing operations of $72.3 million adjusted for non-cash items of $58.0 million, an increase in accounts receivable of $2.4 million, a decrease in accounts payable of $802,000, a decrease in deferred revenue of $4.3 million, a decrease in accrued restructuring costs of $15.3 million and a decrease in accrued liabilities of $3.9 million. These uses of cash were offset by a $712,000 decrease in prepaid and other assets. The increase in receivables was related to higher overall revenue offset by a seven-day improvement in days sales outstanding compared to the prior year. The decrease in payables is primarily related to a lower overall level of operating expenses in 2002 compared to 2001.

Net cash used in operating activities was $123.0 million for the year ended December 31, 2001 and was primarily due to the loss from continuing operations of $479.2 million, adjusted for non-cash items of $153.5 million, a decrease in accounts payable of $8.5 million, a decrease in deferred revenue of $2.2 million and a decrease in accrued liabilities of $3.1 million. These uses of cash were partially offset by decreases in receivables of $0.7 million and an increase in accrued restructuring costs of $39.3 million. The decreases in accounts payable and accrued liabilities are a result of our efforts to streamline operations during 2001, resulting in lower monthly operating costs in the final quarter of 2001. The accounts receivable decrease is largely a result of improved collections during 2001. Day’s sales outstanding were 62 days at December 31, 2000, and reached 65 days during the first half of 2001, ending 2001 at 45 days. The decrease in prepaid expenses is due to our focus on cash flow during 2001 and a related reduction in prepayment activities.

Net cash used in operating activities was $95.1 million for the year ended December 31, 2000, and was primarily due to the loss from continuing operations of $185.5 million, adjusted for non-cash items of $105.5 million, an increase in accounts receivable of $17.3 million, an increase in prepaid expenses and other assets of $7.4 million and a decrease in accounts payable of $5.3 million. These uses of cash were partially offset by a $4.0 million increase in deferred revenue and a $10.9 million increase in accrued liabilities. The increase in accounts receivable was primarily related to the overall growth in the business during 2000 as total revenue for the year increased by $57.1 million compared to 1999, an increase of 456%. The increase in accounts payable, prepaid expense and accrued liabilities was a result of significant growth in operating expenses as we deployed more network access points and expanded into new geographical markets.

Cash flows from investing activities. Net cash provided by investing activities was $9.6 million for the year ended December 31, 2002 and was primarily from proceeds of $18.7 million received on the redemption or maturity of investments. Cash received was partially offset by $8.6 million used for purchases of property and equipment and $1.3 million contributed to our joint venture investment, Internap Japan. Of the $8.6 million used for purchases of property and equipment, $5.8 million related to the purchase of assets from our primary provider of leased networking equipment as part of terms of an amendment to our master lease arrangement with the lessor.

Net cash provided by investing activities was $12.3 million for the year ended December 31, 2001 and was primarily from proceeds of $62.0 million received on the redemption or maturity of investments and $6.1 million received from restricted cash related to a real estate settlement of a corporate office facility. As part of the settlement, the lessor was paid from a restricted cash deposit. Cash provided from investing activities was offset by $32.1 million used for purchases of property and equipment and $22.7 million used to purchase investments. The purchases of property and equipment primarily represent leasehold improvements and infrastructure purchases for our colocation facilities that were not financed through lease facilities. The majority of the cash paid for purchases of property and equipment occurred during the first two quarters of 2001 to complete certain colocation facilities under construction during 2000. In connection with the restructuring plan adopted by management during February 2001, capital spending for new colocation facilities was significantly reduced.

On April 10, 2001, we announced the formation of a joint venture with NTT-ME Corporation of Japan. The formation of the joint venture involved our cash investment of $2.8 million to acquire 51% of the common stock of the newly formed entity, Internap Japan. The investment in the joint venture is being accounted for as an equity-method investment under Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Subsequent to December 31, 2001, the joint venture authorized a second capital call, and we invested an additional $1.3 million into the partnership in proportion to our ownership interest.

Net cash used in investing activities was $106.2 million for the year ended December 31, 2000 and was primarily related to $161.1 million used to purchase investments, $57.7 million used to purchase property and equipment, $12.2 million used in the purchase of CO Space, Inc. and VPNX.com during 2000, net of cash acquired and $8.5 million used to support restricted cash balances required in certain real estate transactions. The use of cash was partially offset by a $132.8 million redemption of investments. Note that the purchase of property and equipment represents leasehold improvements and infrastructure purchases for our colocation facilities that were not financed through lease facilities.

During 2000, pursuant to an investment agreement among Internap, Ledcor Limited Partnership, Worldwide Fiber Holdings Ltd. and 360 networks, Inc., we purchased 374,182 shares of 360 networks Class A Non-Voting Stock at $5.00 per share and 1,122,545 shares of 360 networks Class A Subordinate Voting Stock at $13.23 per share. The total cash investment was $16.7 million. During 2001 we liquidated our entire investment in 360 networks for cash proceeds of $2.2 million and recognized a loss on investment totaling $14.5 million.

Also during 2000, pursuant to an investment agreement, we purchased 588,236 shares of Aventail Corporation Series D preferred stock at $10.20 per share for a total cash investment of $6.0 million. Because Aventail is a privately held enterprise with no active market for its securities, the investment is recorded as a cost basis investment. During the second quarter of 2001, we concluded based on available information, specifically Aventail’s most recent round of financing, that our investment in Aventail had experienced a decline in value that was other than temporary. As a result during June 2001, we recognized a $4.8 million loss on investment when we reduced its recorded basis to $1.2 million, which remains its estimated value as of December 31, 2002.

Additionally, we entered into a joint marketing agreement with Aventail which, among other things, granted us limited exclusive rights to sell Aventail’s managed extranet service and granted Aventail specified rights to sell our services. In return, we committed to either sell Aventail services or pay Aventail, or a combination of both, which would result in Aventail’s receipt of $3.0 million over a two-year period. The joint marketing agreement expired during 2002 and we accrued a liability for the $1.8 million shortfall as a component of accrued expenses. During the second quarter of 2002 we entered into a note payable to Aventail in lieu of immediate payment of the shortfall amount and reclassified the $1.8 million accrued expense to notes payable that matured October 5, 2003.

Cash flows from financing activities. Since our inception, we have financed our operations primarily through the issuance of our equity securities, capital leases and bank loans. As of December 31, 2002 we have raised an aggregate of approximately $499.6 million, net of offering expenses, through the sale of our equity securities. See “Liquidity” below.

Net cash used in financing activities for the year ended December 31, 2002 was $7.7 million. Cash used included $10.3 million related to payments on capital lease obligations and $3.4 million for payments of notes payable. These uses were partially offset by proceeds of $0.4 million related to exercises of stock options and warrants and $0.7 million related to the sale of common stock, including stock issued to employees pursuant to the Amended and Restated 1999 Employee Stock Purchase Plan. During 2002 we amended the terms of our master lease agreement with our primary supplier of networking equipment. The amended terms of the master lease included a retroactive effective date to March 1, 2002, and extended the payment terms and provided for a deferral of lease payments of the underlying lease schedules for a period of 24 months in exchange for a buy-out payment of $12.1 million in satisfaction of the outstanding lease obligation on 14 schedules totaling $6.3 million and for the purchase of the equipment leased under the same schedules totaling $5.8 million.

We paid $10.3 million under capital lease agreements for the year ended December 31, 2002. Capital equipment leases have been used since inception to finance the majority of our networking equipment located in our service points other than leasehold improvements related to our colocation facilities. Approximately $61.7 million of networking equipment has been purchased under capital leases from inception through December 31, 2002, of which we paid $5.8 million to the lessor under the terms of an amendment to purchase equipment with an original cost of $22.0 million.

Net cash provided by financing activities for the year ended December 31, 2001 was $72.1 million, primarily related to a $95.6 million issuance of series A preferred stock, net of $5.4 million in issuance costs and $2.2 million proceeds from the issuance of common stock and the exercise of stock options. Net cash provided by financing activities was offset by $23.4 million in payments on capital leases and $2.3 million paid on a note payable. Net proceeds from financing activities were primarily used to fund operating losses during 2001 and, to a lesser extent, for purchases of property and equipment.

On September 14, 2001, we completed a $101.5 million private placement of units at a per unit price of $1.60 per unit and issued an aggregate of 63,429,976 units, with each unit consisting of 1/20 of a share of series A preferred stock and a warrant to purchase 1/4 of a share of common stock, resulting in the issuance of 3,171,499 shares of series A preferred stock and 17,113,606 warrants to purchase equivalent shares of common stock at an exercise price of $1.48256 per share, which are exercisable for a period of five years. See “Description of Capital Stock.”

We received net proceeds of $95.6 million from the issuance of the units and allocated $86.3 million to the series A preferred stock and $9.3 million to the warrants to purchase shares of common stock based upon their relative fair values on the date of issuance pursuant to Accounting Principles Board Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” The fair value used to allocate proceeds to the series A preferred stock was based upon a valuation that among other considerations was based upon the closing price of the common stock on the date of closing, on an as converted basis, and liquidation preferences. The fair value used to allocate proceeds to the warrants to purchase common stock was based on a valuation using the Black Scholes model and the following assumptions: exercise price of $1.48256; no dividends; term of 5 years; risk free rate of 3.92%; and volatility of 80%.

Net cash provided from financing activities for the year ended December 31, 2000 was $148.3 million, primarily from the issuance of $145.2 million of common stock, $8.5 million drawn under a revolving line of credit and $6.3 million in proceeds from the exercise of common stock options and warrants, partially offset by $12.4 million in payments on capital lease and note payable obligations.

On April 6, 2000, 8,625,000 shares of our common stock were sold in a public offering at a price of $43.50 per share. Of these shares, we sold 3,450,000 and 5,175,000 shares were sold by selling stockholders. We did not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. Our proceeds from the offering were $142.9 million, net of underwriting discounts and commissions of $7.1 million.

Liquidity

We have incurred net losses in each quarterly and annual period since we began operations in May 1996. We incurred net losses of $185.5 million, $479.2 million and $72.3 million for the years ended December 31, 2000, 2001 and 2002, respectively, and incurred a net loss of $30.5 million for the nine months ended September 30, 2003. As of September 30, 2003, our accumulated deficit was $826.9 million. We expect to incur additional operating losses for the foreseeable future, and we cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis, and our failure to do so would adversely affect our business, including our ability to raise additional funds.

We have experienced negative operating cash flow and have depended upon equity and debt financings, as well as borrowings under our credit facilities, to meet our cash requirements in each quarterly and annual period since we began our operations in May 1996. We expect to meet our cash requirements in 2004 through a combination of existing cash, cash equivalents and short-term investments, and borrowings under our credit facilities. Our capital requirements depend on several factors including the rate of market acceptance of our services, the ability to expand and retain our customer base, and other factors. If our cash requirements vary materially from those currently planned, if our cost reduction initiatives have unanticipated adverse effects on our business, or if we fail to generate sufficient cash flow from the sales of our services, we may require additional financing sooner than anticipated.

Our credit facility with Silicon Valley Bank of $20.0 million expires on October 22, 2004. As of September 30, 2003, we had $3.7 million and $9.1 million outstanding under the term loan and revolving facility components, respectively, of our credit facility. We cannot assure you that this credit facility will be renewed upon expiration or that we will be able to obtain credit facilities on acceptable terms, if at all.

During fiscal 2001, we announced two separate restructurings of our business. Under these restructuring programs, management made decisions to exit certain non-strategic real estate lease and license arrangements, consolidate and exit redundant network connections, and streamline the company’s operating cost structure. In total, restructuring costs of $71.6 million and a charge for asset impairment of $196.0 million have been recognized against earnings over the past nine quarters. We completed the majority of our restructuring activities related to the 2001 plan during 2002. We completed the restructuring activities related to the 2002 plan during 2003, although certain remaining restructured real estate and network obligations represent long-term contractual obligations that extend through 2015. See “Restructuring Charges” below.

Commitments and other obligations. We have commitments and other obligations that are contractual in nature and will represent a use of cash in the future unless there are modifications to the terms of those agreements. Network commitments primarily represent purchase commitments made to our largest bandwidth vendors and, to a lesser extent, contractual payments to license collocation space used for resale to customers. Our ability to improve cash used in operations in the future would be negatively impacted if we did not grow our business at a rate that would allow us to offset the service commitments with corresponding revenue growth.

The following table summarizes our credit obligations and future contractual commitments (in thousands as of December 31, 2002):

	Payment due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Line of credit	$10,000	$10,000	$—	$—	$—
Notes payable	9,710	4,514	5,196	—	—
Capital lease obligations	38,795	3,984	22,156	3,474	9,181
Operating lease commitments	139,803	16,652	25,083	18,439	79,629
Network commitments	85,032	36,264	28,424	19,778	566

Total	$283,340	$71,414	$80,859	$41,691	$89,376

Credit facility. We have a loan and security agreement with a $15.0 million revolving credit facility and a $5.0 million term loan with Silicon Valley Bank. Availability under the revolving credit facility and term loan is based on 80% of eligible accounts receivable plus 50% of unrestricted cash and investments. In addition, the loan and security agreement will make available to us an additional $5.0 million under a term loan if we meet certain debt coverage ratios. The balance outstanding under the term loan was $3.7 million at September 30, 2003, while the balance under the revolving credit facility was $9.1 million. As of September 30, 2003, we had no further borrowing capacity under the revolving credit facility. As of September 30, 2003, the variable interest rate under the revolving credit facility was 6.0% and the interest rate under the term loan is fixed at 8.0%. This credit facility expires on October 22, 2004. There can be no assurance that the credit facility will be renewed upon expiration or that we will be able to obtain credit facilities on acceptable terms, if at all.

The credit facility contains certain covenants, including covenants that require us to maintain a minimum tangible net worth and that restrict our ability to incur further indebtedness. As of September 30, 2003, we were in compliance with the covenants under our credit facility. If we require additional financing because our 2004 cash requirements exceed our expected needs, we may not be able to obtain such financing on favorable terms, if at all.

Common and preferred stock. On August 22, 2003, we completed a private placement of 10,650,000 shares of our common stock at a price of $0.95 per share. We received $9.5 million, net of issuance costs. Because we issued shares of our common stock in the private placement at a price below the conversion price of the series A preferred stock at that time, the number of shares of common stock into which the outstanding shares of series A preferred stock are convertible increased by 34.5 million shares. In accordance with generally accepted accounting principles, we recorded a deemed dividend of $34.6 million, which is attributable to the additional incremental number of shares the series A preferred stock convertible into common stock. See “Description of Capital Stock” for a description of the terms of our series A preferred stock.

If we offer our common stock in the future at a price below $0.95 per share, the conversion price of our series A preferred stock will adjust to that lower price and the number of shares of common stock into which shares of our series A preferred stock are convertible will again increase.

During the nine months ended September 30, 2003, series A preferred stockholders converted 426,080 shares of series A preferred stock into 13,560,431 shares of common stock at a recorded value of $11.6 million. As of September 30, 2003, we had 2,505,722 shares of series A preferred stock outstanding with a recorded value of $68.2 million. As of December 31, 2003, we had 1,751,385 shares of series A preferred stock, convertible into 58,994,032 shares of our common stock, outstanding with a recorded value of $52.9 million.

Lease facilities. Since our inception, we have financed the purchase of substantially all of our network routing equipment using capital leases with our primary supplier. Our future capital lease payments totaled $23.5 million as of September 30, 2003. Of this total, $5.5 million is to be paid over the next 12 months. We have fully utilized available funds under our lease facilities.

In April 2003, we amended the terms of our master lease agreement with our primary supplier. Specifically, the lease amendment provides for adjustments to our required minimum quarterly revenue levels and minimum quarterly earnings before interest, taxes, depreciation and amortization levels. Under the lease amendment we paid $2.2 million on April 15, 2003, which represented an advance payment of our lease payments due in March and April 2004. The terms of our master lease agreement, as amended, include financial covenants that require us to maintain minimum liquidity balances, minimum revenue levels, specified levels of earnings before interest, taxes, depreciation and amortization and other customary covenants. On September 4, 2003, we entered into an additional agreement to further amend our equipment lease obligations with our primary supplier. This lease amendment provides for additional adjustments to our required minimum quarterly levels of earnings before interest, taxes, depreciation and amortization and also provides for a suspension of all financial covenants when we resume lease payments. This lease amendment also required us to issue 213,675 shares of common stock to our primary supplier having an aggregate value of $250,000 based on the closing price of our common stock on September 3, 2003. The value of the common stock issued was recorded as an additional discount to the initial capital lease obligation and the discount is being amortized over the remaining lease term. If we are unable to meet the requirements of the revised covenants under the lease or make payments when due, our primary supplier could immediately demand all remaining payments due under the lease agreement.

Off-balance sheet arrangements

As of September 30, 2003, we did not have any arrangements that would qualify as an off-balance sheet arrangement.

Restructuring charges

2001 restructuring charge. During 2001, due to the overcapacity created in the Internet connectivity and Internet Protocol services market, we announced two separate restructurings of our business. Under the restructuring programs, management decided to exit certain non-strategic real estate lease and license arrangements, consolidate and exit redundant network connections, and streamline the operating cost structure. The total charges include restructuring costs of $71.6 million. During 2001, we incurred cash restructuring expenditures totaling $19.9 million, non-cash restructuring expenditures of $4.7 million, and reduced the original restructuring cost estimate by $7.7 million primarily as a result of favorable lease obligation settlements, leaving a balance of $39.3 million as of December 31, 2001. During the first and third quarters of 2002, we further reduced our restructuring liability by $5.0 million and $7.2 million, respectively. The first quarter 2002 reduction was primarily due to favorable settlements to terminate and restructure certain colocation lease obligations on terms favorable to our original restructuring estimates. The third quarter 2002 reduction was primarily due to returning the previously restructured Atlanta, Georgia facility into service as the site of the new corporate headquarters. Pursuant to the original restructuring plans, the Atlanta facility was not to be used by us in the future. However, due to changes in management, corporate direction, and other factors, which could not be foreseen at the time of the original restructuring plans, the Atlanta facility was selected as the location for the new corporate headquarters.

2002 restructuring charge. With the continuing overcapacity in the Internet connectivity and Internet Protocol services market during 2002, we implemented additional restructuring actions to align our business with market opportunities. As a result, we recorded a business restructuring charge and asset impairments of $7.6 million in the three months ended September 30, 2002. The charges were primarily comprised of real estate obligations related to a decision to relocate the corporate headquarters from Seattle, Washington to an existing leased facility in Atlanta, Georgia, net asset write-downs related to the departure from the Seattle office, and costs associated with further personnel reductions. The restructuring and asset impairment charge of $7.6 million during 2002 was partially offset by a $7.2 million adjustment, described above, resulting from the decision to utilize the Atlanta facility as our corporate headquarters. The previously unused space in the Atlanta location had been accrued as part of the restructuring liability established during fiscal year 2001.

Included in the $7.6 million 2002 restructuring charge are $1.1 million of personnel costs related to a reduction in force of approximately 145 employees. This represents employee severance payments made during 2002.

Real estate obligations. Both the 2001 and 2002 restructuring plans require us to abandon certain leased properties not currently in use or that will not be utilized by us in the future. Also included in real estate obligations is the abandonment of certain colocation license obligations. Accordingly, we recorded real estate related restructuring costs of $40.8 million, net of non-cash plan adjustments, which are estimates of losses in excess of estimated sublease revenues or termination fees to be incurred on these real estate obligations over the remaining lease terms expiring through 2015. This cost was determined based upon our estimate of anticipated sublease rates and time to sublease the facility. If rental rates decrease in these markets or if it takes longer than expected to sublease these properties, the actual loss could exceed this estimate.

Network infrastructure obligations. The changes to our network infrastructure require that we decommission certain network ports we do not currently use and will not use in the future pursuant to the restructuring plan. These costs have been accrued as components of the restructuring charge because they represent amounts to be incurred under contractual obligations in existence at the time the restructuring plan was initiated. These contractual obligations will continue in the future with no economic benefit, or they contain penalties that will be incurred if the obligations are cancelled.

The following table displays the activity and balances for restructuring activity through September 30, 2003:

	December 31, 2002 Restructuring Liability	Cash Reductions	September 30, 2003 Restructuring Liability
	(in millions)
Restructuring costs activity for 2001 restructuring charge:
Real estate obligations	$9.6	$(4.2)	$5.4
Network infrastructure obligations	1.3	(0.2)	1.1
Other	1.1	(0.2)	0.9

Restructuring costs activity for 2002 restructuring charge:
Real estate obligations	1.7	(1.7)	—

Total restructuring costs	$13.7	$(6.3)	$7.4

The following table displays the activity and balances for restructuring and asset impairment activity for 2002:

	December 31, 2001 Restructuring Liability	Restructuring and Impairment Charge	Cash Reductions	Non-cash and Write Downs	Non-cash Plan Adjustments	December 31, 2002 Restructuring Liability
	(in millions)
Restructuring costs activity for 2001 restructuring charge —
Real estate obligations	$34.6	$—	$(11.2)	$(1.6)	$(12.2)	$9.6
Network infrastructure obligations	2.7		(1.4)	—	—	1.3
Other	2.0	—	(0.9)	—	—	1.1
Restructuring costs activity for 2002 restructuring charge —
Real estate obligations	—	2.2	(0.4)	—	—	1.8
Personnel	—	1.1	(1.1)	—	—	—
Other	—	0.2	(0.1)	—	—	0.1

Total	39.3	3.5	(15.1)	(1.6)	(12.2)	13.9
Net asset write-downs for 2002 restructuring charge	—	4.1	—	(4.3)	—	(0.2)

Total	$39.3	$7.6	$(15.1)	$(5.9)	$(12.2)	$13.7

The following table displays the activity and balances for restructuring and asset impairment activity for 2001:

	Charge	Cash Reductions	Non-cash Write-downs	Non-cash Plan Adjustments	December 31, 2001 Restructuring Liability
	(in millions)
Restructuring costs
Real estate obligations	$60.0	$(14.7)	$(3.7)	$(7.0)	$34.6
Employee separations	3.3	(3.2)	—	—	0.1
Network infrastructure obligations	6.3	(1.9)	(1.0)	(0.7)	2.7
Other	2.0	(0.1)	—	—	1.9

Total	71.6	(19.9)	(4.7)	(7.7)	39.3

Asset impairments
Goodwill	176.1	—	(176.1)	—	—
Assembled workforce	1.5	—	(1.5)	—	—
Trade name and trademarks	2.2	—	(2.2)	—	—
Completed real estate leases	14.8	—	(14.8)	—	—
Customer relationships	1.4	—	(1.4)	—	—

Total asset impairments	196.0	—	(196.0)	—	—

Total	$267.6	$(19.9)	$(200.7)	$(7.7)	$39.3

2003 restructuring costs. For the year ended December 31, 2003, we incurred approximately $1.3 million in restructuring costs which primarily represented retention bonuses and moving expenses related to the relocation of our corporate headquarters to Atlanta, Georgia. We continue to evaluate our restructuring reserve as plans are being executed, which could result in additional charges or adjustments.

BUSINESS

Overview

We provide high performance, managed Internet connectivity solutions to business customers who require guaranteed network availability and high performance levels for business-critical applications, such as e-commerce, video and audio streaming, voice over Internet Protocol, virtual private networks and supply chain management. We deliver services through our 30 network access points, which feature multiple direct high speed connections to major Internet networks. Our proprietary route optimization technology monitors the performance of these Internet networks and allows us to intelligently route our customers’ Internet traffic over the optimal Internet path in a way that minimizes data loss and network delay. We believe this approach provides better performance, control, predictability and reliability than conventional Internet connectivity providers. Our service level agreements guarantee performance across the entire Internet in the United States, excluding local connections, whereas conventional Internet connectivity providers typically only guarantee performance on their own network. We provide services to customers in various industry verticals, including financial services, government, media and communications, retail, technology and travel. As of September 30, 2003, we provided our services to 1,566 customers in the United States and abroad, including approximately 70 customers in the Fortune 1000.

In addition to our connectivity solutions, we provide complementary managed Internet services, including content distribution, virtual private networking, managed security, managed storage and video conferencing. We provide these managed Internet services through arrangements with third parties such as Akamai Technologies, Inc., Cisco Systems, Inc., Internet Security Systems, Inc. and VeriSign, Inc. In addition, we have marketing agreements with Dimension Data Holdings plc, Hitachi, Ltd., NEC Corporation and Telefonica U.S.A.

Through our recent acquisitions of netVmg, Inc. and Sockeye Networks, Inc., we have extended the reach of our high performance connectivity capabilities from our network access points to the customer’s premises through a hardware and software route optimization product we refer to as our Flow Control Platform. This product enables customers to manage Internet traffic cost, performance and operational decisions directly from their corporate locations. Our Flow Control Platform is designed for large businesses that either choose to manage their Internet services with in-house information technology expertise or outsource these services to us.

As a result of our significant operational restructurings, we have lowered operating expenses by reducing headcount, consolidating network access points, terminating certain nonstrategic real estate leases and license arrangements and moving our headquarters from Seattle, Washington to Atlanta, Georgia. In addition, we have recruited several experienced executives to our senior management team. With our operational restructurings now substantially complete, we believe we are well-positioned to leverage our existing infrastructure to grow our customer base, revenue and profitability.

Industry Background

The emergence of multiple internet networks

The Internet originated as a restricted network designed to provide efficient and reliable long distance data communications among the disparate computer systems used by government-funded researchers and organizations. As the Internet evolved, businesses began to use the Internet for functions critical to their core business and communications. Telecommunications companies established additional networks to supplement the original public infrastructure and satisfy increasing demand. Currently, the Internet is a global collection of tens of thousands of interconnected computer networks, forming a network of networks. Of these networks, approximately twelve commercial Internet networks contain the substantial majority of the addressable routes on the Internet. These networks were developed at great expense but are nonetheless constrained by the fundamental limitations of the Internet’s architecture. Each network must connect to one another, or peer, to permit its customers to communicate with each other. Consequently, many Internet network service providers have agreed to exchange large volumes of data traffic through a limited number of public network access points and a growing number of private connections.

Public network access points are not centrally managed, and we believe that no single entity has the economic incentive or ability to facilitate problem resolution or to optimize peering within the public network access points, nor the authority to bring about centralized routing administration. As a consequence of the lack of coordination among networks at these public peering points, and in order to avoid the increasing congestion and the potential for resulting data loss at the public network access points, a number of the Internet network service providers have established private interfaces connecting pairs of networks for the exchange of traffic. Although private peering arrangements are helpful for exchanging traffic, they do not overcome the structural and economic shortcomings of the Internet.

The problem of inefficient routing of data traffic on the Internet

The individual Internet network service providers only control the routing of data within their networks, and their routing practices tend to compound the inefficiencies of the Internet. When an Internet network service provider receives a packet that is not destined for one of its own customers, it must route that packet to another Internet network service provider to complete the delivery of the packet on the Internet. Since the use of a public network access point or a private peering point typically involves no economic settlement, an Internet network service provider will often route the data to the nearest point of traffic exchange, in an effort to get the packet off its network and onto a competitor’s network as quickly as possible. In this manner, the Internet network service provider reduces capacity and management burdens on its transport network. Once the origination traffic leaves the network of an Internet network service provider, service level agreements with that Internet network service provider typically do not apply since that carrier cannot control the quality of service on another Internet network service provider’s network. Consequently, in order to complete a communication, data ordinarily passes through multiple networks and peering points without consideration for congestion or other factors that inhibit performance. For customers of conventional Internet connectivity providers, this can result in lost data, slower and more erratic transmission speeds, and an overall lower quality of service. Equally important, these customers have no control over the transmission arrangements and have no single point of contact that they can hold accountable for degradation in service levels, such as poor data transmission performance, or service failures. As a result, it is virtually impossible for a single Internet network service provider to offer a high quality of service across disparate networks.

The growing importance of the Internet for business-critical Internet-based applications

Once primarily used for e-mail and basic information retrieval, the Internet is now being used as a communications platform for an increasing number of business-critical Internet-based applications, such as those relating to electronic commerce, virtual private networks, voice over Internet Protocol, supply chain management, customer service, project coordination, streaming media, and video conferencing and collaboration.

Businesses are unable to benefit from the full potential of the Internet primarily because peering and routing practices, current routing protocols and technologies and the Internet’s architecture were not designed to optimally support today’s large and rapidly growing volume of traffic. The emergence of technologies and applications that rely on network quality and require consistent, high speed data transfer, such as voice over Internet Protocol, virtual private network services, multimedia document distribution and streaming, and audio and video conferencing and collaboration, are hindered by inconsistent performance. We believe that the market for Internet services will be driven by providers that, through superior performance Internet routing services, provide a consistently high quality of service that enables businesses to successfully and cost effectively execute their business-critical Internet-based applications over the public network infrastructures.

Our Solution

Our network access points and proprietary route optimization technology address the inefficiencies of conventional Internet routing practices described above, and provide the following key benefits to our customers:

•	Guaranteed network availability. Our network access points connect multiple major Internet networks, enabling us to offer our customers a domestic service level agreement that guarantees 100 percent network availability, excluding local connections.

•	High performance connectivity. Our proprietary route optimization technology allows us to monitor these major Internet networks and route our customers’ traffic over the best performing Internet path. For customers who use our network access points, our domestic service level agreements guarantee better performance levels than conventional connectivity providers, including less than 45 millisecond latency, a measure of transmission speed, and less than 0.3 percent packet loss, a measure of data loss. For customers who choose to manage their Internet services in-house, we offer our Flow Control Platform, which enables customers to manage Internet traffic costs, performance and operational decisions directly from their corporate locations.

•	Managed Internet-based application services. As a complement to our high performance connectivity solutions, we offer, through arrangements with third parties, managed Internet services such as content distribution, virtual private networking, managed security, managed storage and video conferencing, to support our customers’ business-critical Internet applications.

Our Market Opportunity

We believe we are well positioned to capitalize on the demand for our services. According to Adventis Corporation, a communications industry strategy consulting group, the corporate market for Internet connectivity services in the United States and Europe was estimated to be $19 billion in 2003. More specifically, the corporate market for high performance Internet connectivity services in the United States and Europe was estimated to be $2 billion in 2003. Adventis estimates that the corporate market for high performance Internet connectivity services will grow to $7.3 billion in 2007, representing a compounded annual growth rate of 34%.

We believe that customers requiring high performance Internet connectivity will also demand additional managed Internet services to support their business-critical applications. According to Adventis, the carrier-managed Internet Protocol virtual private networking services market is estimated to increase from approximately $3.8 billion in 2003 to approximately $9.5 billion by 2007. Adventis also estimates that the market for other services such as storage, managed data center services, content delivery network and voice-over-Internet-Protocol will reach $18.9 billion in 2007.

Our Strategy

Our strategy is to extend and enhance our managed Internet connectivity solutions. We believe that by providing high performance Internet connectivity services with complementary managed Internet services, we offer a unique solution that addresses the needs of our customers’ business-critical applications.

Key components of our strategy are to:

•	Provide high performance, managed Internet connectivity services. We will seek to further develop our network access point infrastructure, our proprietary intelligent route control technologies, including our premises-based Flow Control Platform, as well as our network operations centers, to enhance the level of service we provide to our customers. We believe that further enhancements to our proprietary technologies are integral to our ability to continue to penetrate new markets and to provide new value-added, application specific, services to our customers. We intend to further develop our services and may selectively acquire complementary technologies to further expand our existing products and services.

•	Expand our geographic coverage in key markets in the United States and abroad. We intend to expand our geographic reach domestically and internationally, both through internal growth and potential acquisitions, in order to better serve our existing customers and deliver our managed Internet services into new markets.

•	Expand our managed Internet services offerings. We intend to continue to expand our complementary managed service offerings to capitalize on our customers’ demand for additional managed Internet services to support their business-critical applications. We will continue to evaluate additional service offerings, which we may offer directly or through arrangements with third parties, in order to support our Internet-Protocol connectivity customers and to continue to differentiate ourselves from conventional providers. Such services may include, but are not limited to content distribution, virtual private networking, managed security, managed storage and video conferencing.

•	Increase sales of our managed Internet services to large business customers. We will seek to increase our penetration of large business customers by expanding and enhancing the services we offer and through partnering arrangements with third parties.

Our Services

We offer the following services directly and through our partners:

•	Managed Intelligent Routing (Internet Protocol Connectivity): We provide route-optimized Internet connectivity enabling fast, reliable data transfers. Our service level agreements guarantee 100 percent network availability in the United States, excluding local connections, less than 45 millisecond latency and less than 0.3 percent packet loss. Credits are given for loss of availability, outage or packet loss. Our high performance Internet connectivity services are available at speeds ranging from fractional T-1 (256 kilobytes per second) to OC-12 (622 megabytes per second) with Ethernet Connectivity from 10 megabytes per second to 1,000 megabytes per second (Gigabit Ethernet). We charge monthly fees for these services based on both fixed and usage based contracts.

We recently introduced an additional Internet Protocol connectivity service to customers who require some, but not all, of the attributes of our core high-performance services. This service leverages our proprietary intelligent routing technology, but provides less stringent service level commitments. This Internet connectivity solution guarantees 99.5 percent network availability, excluding local connections, less than 85 millisecond latency and less than 1% packet loss in the United States. We charge monthly fees for these services based on fixed and usage based contracts.

•	Flow Control Platform: Our Flow Control Platform is a customer premises-based hardware and software solution that enables customers to manage Internet traffic cost, performance and operational decisions directly from their corporate locations. In addition to the price of the product, we charge annual maintenance fees and provide managed services for this product on an outsourcing basis for a fee.

•	Data Center Services: We operate a number of data centers where customers can host their applications directly on our network to eliminate issues associated with the quality of the local connections. We charge monthly fees based on the amount of square footage that is leased in our data center facilities.

•	Managed Router Services: Our certified engineers provide managed router services to ensure performance of customer Internet routers. We provide management and monitoring services to support intelligent routing, while allowing customers to utilize their existing hardware investments. We charge monthly fees for these hardware management services.

•	Installation Services: We perform installation services necessary to connect our customers’ networks to our service points and collect one-time fees for these services.

•	Content Distribution Network: We offer Web caching and content streaming services as a reseller for Akamai Networks, Inc. We charge monthly fixed and usage-based fees for these services.

•	Virtual Private Network: We offer virtual private networking services that allow customers to send and receive data over a secure site-to-site connection using the public Internet, both utilizing our own technology and as a reseller for Blue Ridge Networks. We charge monthly management fees for these services.

•	Managed Security: We offer intrusion detection and managed firewall services as a reseller for VeriSign and Internet Security Systems, Inc. These security measures include patches, upgrades, log files, alerts, identification of Internet Protocol routing problems, and roll-out management. The customer is also protected from the threat of viruses and hacking. We charge one-time assessment and installation fees as well as monthly maintenance fees for these services.

•	Managed Storage: We offer data backup and restore services as a reseller for ManagedStorage, Inc. We charge monthly maintenance fees for these services.

•	Video Conferencing: We offer a video conferencing service to our customers as a reseller of Hitachi, Ltd.’s hardware and software platforms. We charge customers monthly fixed and usage-based fees for these services.

Network Access Points

We provide our services through our 30 network access points, which feature multiple direct high speed connections to major Internet network service providers, including AT&T, Cable & Wireless USA, Level 3 Communications, Global Crossing Telecommunications, Sprint Internet Services, UUNET Technologies, an MCI company, and Verio, a NTT Communications company, as well as Internet Initiative Japan, Inc. and KDDI Corp. in Asia. Our 30 network access points are located in the following 17 metropolitan market areas:

Market	Number of Network Access Points in Market
Atlanta	1
Boston	2
Chicago	2
Dallas	2
Denver	1
Houston	1
London, England	1
Los Angeles	3
Miami	2
New York	3
Philadelphia	2
San Diego and Orange County, California	2
San Francisco	1
San Jose	2
Seattle	2
Washington, DC	2
Tokyo, Japan(1)	1

Total network access points	30

(1)	Through our joint venture with NTT-ME Corp. of Japan

Sales and Marketing

Our sales and marketing objective is to achieve broad market penetration and increase brand name recognition by directly and indirectly targeting business customers that use the Internet for business-critical operations. While we will continue to employ a direct sales approach, we also believe that our market reach and depth can be considerably strengthened by establishing long term relationships with Internet Protocol infrastructure providers, traditional carriers of services to business customers and companies offering specialized Internet Protocol services.

Direct Sales. We have assembled a sales team who have extensive relevant sales experience with a broad range of telecommunications and technology companies. As of November 30, 2003, we had 108 employees engaged in direct sales and customer acquisition and 17 employees engaged in marketing and sales support functions located in our targeted markets. When deploying a new network access point, we form a dedicated team of highly trained technical sales representatives and engineers focused exclusively on the market in which that network access point is located. We believe this localized approach allows us to respond to regional competitive characteristics, educate customers, and identify and close business opportunities better than a centralized sales force.

Strategic Sales. We complement our direct sales resources by providing our services through a number of Internet sales channels, including the following:

•	Specialized Internet Protocol services providers: We have entered into marketing arrangements with VeriSign, Inc., Akamai Technologies, Inc., and Internet Security Systems, Inc., among others, pursuant to which we add the specific services offered by those companies with our capabilities to provide a comprehensive solution to the Internet Protocol services requirements of our customers.

•	Internet Protocol infrastructure providers: We have marketing agreements with Dimension Data Holdings plc, Hitachi, Ltd. and NEC Corporation. In addition, we work closely with Cisco Systems on a number of sales and marketing initiatives.

•	Traditional Carriers: We recently announced a partnership with Telefonica USA, and are exploring relationships with other leading carriers. In addition, our joint venture with NTT-ME, an affiliate of the incumbent Japanese telecommunications company, provides Internap-branded services to Japanese business customers.

Marketing. Our marketing efforts are designed to drive awareness of our products and services, identify qualified leads through various direct marketing campaigns and provide our sales force with product brochures, collateral and relevant sales tools to improve the overall effectiveness of our sales organization. In addition, we conduct public relations efforts focused on cultivating industry analyst and media relationships with the goal of securing media coverage and public recognition of our proprietary Internet communications solutions. Our marketing organization also is responsible for our product strategy and direction based upon primary and secondary market research and the advancement of new technologies.

Customers

We provide services to customers in multiple vertical industry segments, including: financial services, entertainment and media, travel, and technology. In addition, we have a number of government contracts. As of September 30, 2003, we had 1,566 customers, including 70 of the Fortune 1000 companies.

Competition

Our current and potential competition includes:

•	network service providers that provide connectivity services, including AT&T; Cable & Wireless USA; Global Crossing Telecommunications; Qwest Communications International; Level 3 Communications; Sprint Internet Services; UNET Technologies, an MCI company; and Verio, an NTT Communications company;

•	regional Bell operating companies that offer Internet access and managed services;

•	global, national and regional Internet service providers such as Equant, Infonet and Savvis;

•	providers of specific applications or solutions, such as content distribution, security or storage; and

•	software-based, Internet infrastructure companies focused on Internet Protocol route control products such as RouteScience, F5 Networks, Radware.

We compete on the basis of speed and reliability of connectivity, quality of facilities, level of customer service and technical support, price and brand recognition. See “Risk Factors—We may not be able to compete successfully against current and future competitors” beginning on page 7.

Technology

Network access point architecture. Our network access point architecture was engineered to be reliable and scalable. Multiple routers and multiple network access connections provide back-ups in case of the failure of any single network access point circuit or device. Our network access point architecture is designed to grow as our customers’ traffic demands grow and as we add new customers and provide for the addition of significant network access providers as necessary. We only deploy network access points within carrier-grade facilities. All network access points operated by us are equipped with battery backup and emergency generators.

ASsimilator v3 (AS3) intelligent routing technology. Our AS3 Intelligent Routing Technology is a software-based system for Internet Protocol route optimization. The AS3 system is a seamless integration of routing and performance databases, software components that support network and traffic flow analysis, routing policy update and route verification, and traffic and performance reporting. These components interface with our network access point infrastructure, providing the intelligent, high-performance routing characteristics of the network access point.

AS3 assembles the global routing tables advertised by all of our contracted network service providers connected to a given network access point in addition to the available bandwidth to each. It also collects network performance statistics across the Internet. Using this data, the AS3 system then determines the optimal path to each Internet destination for Internet Protocol data traffic and inserts the appropriate routing policies into the network access point infrastructure. As the performance and traffic landscape changes, AS3 adjusts its routing parameters to reflect new optimal paths.

Distributed network management system. We operate a highly scalable proprietary network management system optimized for monitoring network access points. With the use of our distributed network management system, our two network operations centers in Seattle and Atlanta provide real-time monitoring of the networks connected to each network access point, customer circuits, network devices and servers 24 hours a day, seven days a week. This system provides our network operations centers with proactive trouble notification, allowing for identification of variances, frequently before our customers become aware of network problems. This system also captures and provides bandwidth usage reports for billing and customer reports. Data provided by the system is an integral part of our capacity planning and provisioning process, helping us to forecast and plan upgrades before capacity becomes constrained.

Intelligent routing Flow Control Platform. Our Flow Control Platform is a customer premises-based hardware and software route optimization platform delivered in five configurations that enable businesses from small-sized businesses to very large enterprises and content providers to achieve connectivity cost reductions and high performance routing optimization. Benefits of the Flow Control Platform include predictable performance, the ability to evaluate cost, performance and operational trade-offs, and usage and cost metrics to optimize cost and load balance traffic. Our Flow Control Platform is designed for large businesses that either choose to manage their Internet services with in-house information technology expertise or outsource these services to us.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality agreements and other protective measures to protect our proprietary technology, intellectual property, and other proprietary information. INTERNAP is a trademark of Internap, which is registered in the United States. We have a patent portfolio consisting of three U.S. patents and U.S. patent applications, foreign national patents and patent applications and international patent applications filed under the Patent Cooperation Treaty. Our patents and patent applications largely relate to our network access point and premise-based route control technologies, including our route and network management platforms, and other technical aspects of our services. We may file additional trademark and patent applications in the future to seek protection for our brand names and innovations.

Employees

As of November 30, 2003, we had 352 full-time employees in the following categories: 125 employees engaged in sales and marketing, 114 employees engaged in operations, 45 employees engaged in engineering and 68 employees in corporate functions. None of our employees is represented by a labor union, and we have not experienced any work stoppages to date. We consider our employee relations to be good.

Facilities

Our corporate headquarters are located at 250 Williams Street, Atlanta, Georgia 30303. We directly operate seven facilities, including six network access points, under long-term lease arrangements. In addition, we have network access points under occupancy agreements with the applicable landlord or lessor at 24 locations. We believe our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

IPO Securities Litigation

In July 2001, we and certain of our officers and directors, as well as the underwriters of our initial public offering, or IPO, a number of other companies, or Issuers, individuals and IPO underwriters, were named as defendants in a series of class action shareholder complaints filed in the United States District Court for the Southern District of New York. Those cases are now consolidated under the caption, In re Initial Public Offering Securities Litigation, Case No. 91 MC 92. The consolidated complaint against us is nearly identical to those against the other Issuers and alleges that we, certain of our officers and directors, and our IPO underwriters violated Section 11 of the Securities Act of 1933 based on allegations that our registration statement and prospectus failed to disclose material facts regarding the compensation to be received by, and the stock allocation practices of, the IPO underwriters. The complaint also contains a claim for violation of Section 10(b) of the Securities Exchange Act of 1934 based on allegations that this omission constituted a fraud on investors. The plaintiffs seek unspecified monetary damages and other relief. On or about February 19, 2003, the court denied defendants’ motion to dismiss in substantial part.

In October 2002, the parties agreed to toll the statute of limitations with respect to certain of the named officers and directors, including ours, until September 30, 2003 and on the basis of this agreement, our officers and directors were dismissed from the lawsuit without prejudice. In February 2003, the Court issued a decision denying the motion to dismiss the Section 11 claims against substantially all of the Issuers, including us, and denying the motion to dismiss the Section 10(b) claims against many Issuers, including us. During the summer and fall of 2003, we, along with the substantial majority of Issuers, indirectly participated in discussions with the plaintiffs and our respective insurers regarding a tentative settlement of the lawsuit. The terms of the tentative settlement would provide for, among other things, a release of the Issuers and their officers and directors, including us, from all further liability resulting from plaintiffs’ claims and the assignment to plaintiffs of certain potential claims that the Issuers may have against their IPO underwriters. The tentative settlement also provides that, in the event that plaintiffs ultimately recover less than a guaranteed sum from the IPO underwriters, plaintiffs would be entitled to payment by each participating issuer’s insurer of a pro rata share of any shortfall in the plaintiffs’ guaranteed recovery. We entered into a non-binding memorandum of understanding reflecting the settlement terms described above. In September 2003, in connection with the possible settlement, our officers and directors who had entered tolling agreements with the plaintiffs as described above agreed to extend those agreements so that they would not expire prior to any settlement being finalized. Although we have approved this settlement proposal in principle, it remains subject to a number of procedural conditions, as well as formal approval by the court. Pending definitive settlement, we continue to defend against this lawsuit vigorously.

In addition to the above matters, we currently, and from time to time, are involved in litigation incidental to the conduct of our business. Although the amount of liability that may result from these matters cannot be ascertained, we do not currently believe that, in the aggregate, they will result in liabilities material to our consolidated financial condition, results of operations or cash flow.

MANAGEMENT

The following table sets forth the name, age as of December 31, 2003, and position of each of our directors and executive officers.

Name	Age	Positions and Offices Held

Gregory A. Peters	42	President, Chief Executive Officer and Director

Eugene Eidenberg	64	Non-Executive Chairman

Robert R. Jenks	56	Vice President and Chief Financial Officer

David L. Abrahamson	42	Chief Marketing Officer and Vice President, Sales

Walter G. DeSocio	48	Vice-President—Chief Administrative Officer, General Counsel and Secretary

Ali Marashi	35	Vice President and Chief Technology Officer

Robert D. Shurtleff, Jr.	49	Director

Fredric W. Harman	43	Director

Kevin L. Ober	42	Director

William J. Harding	56	Director

Charles B. Coe	55	Director

James P. DeBlasio	48	Director

Gregory A. Peters has served as our President and Chief Executive Officer since April 2002 and as a Director since May 2002. Prior to joining Internap, Mr. Peters founded and was President and Chief Executive Officer of Mahi Networks from 1999 to 2001. Prior to that, Mr. Peters was the Vice President of International Operations and Corporate Officer for Advanced Fibre Communications from 1997 to 1999. From 1996 to 1997, Mr. Peters was the Vice President of International Operations and Corporate Officer for ADTRAN, Inc. Mr. Peters holds a Bachelor degree in Business Administration from the University of Georgia, and a Master of Business Administration degree from the American Graduate School of International Management, Thunderbird Campus.

Eugene Eidenberg has served as our Director and our Chairman of the Board of Directors since November 1997. From July 2001 until April 2002, Mr. Eidenberg served as our Chief Executive Officer. Mr. Eidenberg has been a Managing Director of Granite Venture Associates LLC since 1999 and has served as a Principal of Hambrecht & Quist Venture Associates since 1998 and was an Advisory Director at the San Francisco investment-banking firm of Hambrecht & Quist from 1995 to 1998. Mr. Eidenberg served for 12 years in a number of senior management positions with MCI Communications Corporation. His positions at MCI included Senior Vice President for Regulatory and Public Policy, President of MCI’s Pacific Division, Executive Vice President for Strategic Planning and Corporate Development and Executive Vice President for MCI’s international businesses. Mr. Eidenberg is currently a director of several private companies. Mr. Eidenberg holds a Ph.D. degree and a Master of Arts degree from Northwestern University and a Bachelor of Arts degree from the University of Wisconsin.

Robert R. Jenks has served as our Vice President and Chief Financial Officer since February 2003. Mr. Jenks joined us from General Electric Capital Corporation, where he served in a number of management positions for 13 years. Since 1998, Mr. Jenks was responsible for GE Equity’s global private equity investments in the communications industry. In addition to responsibilities at GE, from 1995 through 1998, Mr. Jenks served as Chief Financial Officer of WorldTel, Ltd., a London, England-based communications development company affiliated with the United Nations. Mr. Jenks holds a Master of Business Administration degree from New York University and a Bachelor of Arts degree from Lawrence University.

David L. Abrahamson has served as our Chief Marketing Officer and Vice President, Sales since January 2003 and as our Chief Marketing Officer since October 2002. Before that time, Mr. Abrahamson was Senior Vice President of BellSouth’s e-Business Services. In this role, he led BellSouth’s e-business applications and services organization where he was responsible for developing and managing BellSouth’s Internet data center products and services. Previously, he was employed by Sprint Corporation where he held numerous management positions in accounting, operations and finance before becoming a key marketing executive in the consumer business unit. Mr. Abrahamson graduated from Iowa State University with a Bachelors degree in Accounting and Business and obtained a Master’s degree from Kansas University.

Walter G. DeSocio has served as our Vice President—Chief Administrative Officer, General Counsel and Secretary since December 2002 and as our Vice President and General Counsel since September 2002. Prior to joining us, Mr. DeSocio was General Counsel and head of regulatory affairs at Concert, the multi-billion dollar global communications business owned by AT&T Corporation and BT Group. Prior to Concert, Mr. DeSocio was AT&T’s Chief Regional Counsel for Europe, Middle East and Africa, with legal responsibility for all of AT&T’s international business activity outside the United States. He was also an associate in the New York City office of Dewey Ballantine LLP. Mr. DeSocio earned his Bachelor of Arts degree from Colgate University, his J.D. degree from New York University Law School and LL.M. degree with valedictory honors from Cambridge University (Corpus Christi College) in England.

Ali Marashi has served as our Vice President and Chief Technology Officer since August 2002. Since joining us in 2000, Mr. Marashi has also served as our Vice President, Technical Services, Vice President of Engineering, Director of Network Technology and Director of Backbone Engineering. Prior to joining us, Mr. Marashi was a lead Network Engineer for Networks and Distributed Computing at the University of Washington from July 1997 to March 2000, where he was responsible for senior-level design, development, and technical leadership and support for all networking initiatives and operations. Prior to that, Mr. Marashi was co-founder and Vice President of Engineering for interGlobe Networks, Inc., a TCP/IP consulting firm, from 1995 to July 1997. Mr. Marashi holds a Bachelor of Science degree in Computer Engineering from the University of Washington.

Robert D. Shurtleff, Jr. has served as a Director since January 1997. In 1999, Mr. Shurtleff founded S.L. Partners, a strategic consulting group focused on early stage companies. From 1988 to 1998, Mr. Shurtleff held various positions at Microsoft Corporation, including Program Management and Development Manager and General Manager. Mr. Shurtleff is currently a director of four private companies and also serves on technical advisory boards of several private companies and venture capital firms. Prior to working at Microsoft Corporation, Mr. Shurtleff worked at Hewlett Packard Company from 1979 to 1988. Mr. Shurtleff holds a Bachelor of Arts degree in computer science from the University of California at Berkeley.

Fredric W. Harman has served as a Director since January 1999. Since 1994, Mr. Harman has served as a Managing Member of the General Partners of venture capital funds affiliated with Oak Investment Partners. Mr. Harman served as a General Partner of Morgan Stanley Venture Capital, L.P. from 1991 to 1994. Mr. Harman serves as a director of aQuantive, Inc., formerly Avenue A, Inktomi Corporation, Primus Knowledge Solutions and several privately held companies. Mr. Harman holds a Bachelor of Science degree and a Master of Science degree in electrical engineering from Stanford University and a Master of Business Administration degree from Harvard University.

Kevin L. Ober has served as a Director since October 1997. From February 2000 to the present, Mr. Ober has been involved in various business activities including sitting on the boards of several start-up companies including PictureIQ and HealthRadius. From November 1993 to January 2000 Mr. Ober was a member of the investment team at Vulcan Ventures Inc. Prior to working at Vulcan Ventures, Mr. Ober served in various positions at Conner Peripherals, Inc., a computer hard disk drive manufacturer. Mr. Ober holds a Master of Business Administration degree from Santa Clara University and Bachelor of Science degree in Business Administration from St. John’s University.

William J. Harding has served as a Director since January 1999. Dr. Harding has served as a Managing Member of Morgan Stanley Venture Partners III, LLC since 1997 and a Managing Director of Morgan Stanley & Co., Inc. since 1999. He joined Morgan Stanley & Co., Inc. in October 1994. Dr. Harding is currently a Director of several private companies. Prior to joining Morgan Stanley, Dr. Harding was a General Partner of several venture capital partnerships affiliated with J.H. Whitney & Co. Previously, Dr. Harding was associated with Amdahl Corporation from 1976 to 1985, serving in various technical and business development roles. Prior to Amdahl, Dr. Harding held several technical positions with Honeywell Information Systems. Dr. Harding holds a Bachelor of Science in Engineering Mathematics degree and a Master of Science degree in Systems Engineering from the University of Arizona, and a Ph.D. in Engineering from Arizona State University. Dr. Harding also served as an officer in the Military Intelligence Branch of the United States Army Reserve.

Charles B. Coe is a 28-year veteran of the telecommunications industry, including 15 years with BellSouth. During his career, he served as President of BellSouth Network Services; President of BellSouth Telecommunications; President of BellSouth International; and Group President of Customer Operations for BellSouth Telecommunications. Previously, Mr. Coe had served in various management positions with AT&T Communications and American Telesystems Corporation. Mr. Coe holds a Masters of Business Administration degree from Georgia State University and a Bachelor of Science degree from The Citadel.

James P. DeBlasio has 22 years of financial experience in the telecommunications industry, holding key senior leadership roles in financial planning & analysis, portfolio analysis and strategic planning. He is currently Financial Vice President for Lucent Technologies’ Mobility and INS Products, where he has overall financial responsibility for all infrastructure products. From 2002 to 2003, he was Financial Vice President for Lucent Technologies’ Mobility Solutions Group, where he had overall financial responsibility for that business segment. He served as Financial Vice President—Corporate Planning and Analysis for that company from 2001 to 2002, as Chief Financial Officer of Lucent’s Optical Networking Group from 2000 to 2001 and as Financial Vice President and Chief Financial Officer of Lucent’s Wireless Networks Group from 1997 to 2000. Previously, Mr. DeBlasio held key management roles at Lucent, AT&T Corp., and Bell Laboratories. Mr. DeBlasio holds a Masters of Business Administration degree in Finance and Financial Portfolio Analysis from Seton Hall University and a Bachelor of Science degree in Industrial Management from Villanova University.

On January 9, 2004, Anthony C. Naughtin resigned from our board of directors.

SELLING STOCKHOLDERS

The following table set forth certain information known to us regarding the beneficial ownership of our common stock, at December 31, 2003 and as adjusted to reflect the sale of common stock offered in this offering by each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 2003 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned.

The percentage of common stock beneficially owned are based on 228,749,130 shares of our common stock outstanding at December 31, 2003 and 263,749,130 shares of our common stock outstanding following this offering.

	Shares Beneficially Owned Before Offering		Shares to be Sold in the Offering	Shares Beneficially Owned After Offering
Name	Number	Percentage	Number	Number	Percentage
Morgan Stanley Venture Capital III, Inc.(1)	17,476,061	7.6%	295,763	13,260,877	5.0%
Morgan Stanley Venture Investors III L.P.(1)	17,476,061	7.6	330,172	13,260,877	5.0
The Morgan Stanley Venture Partners Entrepreneur Fund(1)	17,476,061	7.6	150,449	13,260,877	5.0
The Morgan Stanley Venture Partners III(1)	17,476,061	7.6	3,438,800	13,260,877	5.0
Oak Investment Partners VIII, L.P.(2)	28,068,687	12.3	6,278,024	21,630,335	8.2
Oak VIII Affiliates Fund, L.P.(2)	28,068,687	12.3	160,328	21,630,335	8.2
Total	45,544,748	19.9%	10,653,536	34,891,212	13.2%

(1)	Consists of (a) 9,740,522 shares of common stock issuable upon the exercise of 289,172 shares of our series A preferred stock, 3,438,800 shares of common stock, and 1,560,391 shares of common stock issuable upon the exercise of warrants held by Morgan Stanley Venture Partners III, L.P., (b) 935,223 shares of common stock issuable upon the exercise of 27,764 shares of our series A preferred stock, 330,172 shares of common stock, and 149,818 shares of common stock issuable upon the exercise of warrants held by Morgan Stanley Venture Investors III, L.P., (c) 426,147 shares of common stock issuable upon the exercise of 12,651 shares of our series A preferred stock, 150,449 shares of common stock, and 68,266 shares of common stock issuable upon the exercise of warrants held by The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., (together, the “Funds”), (d) 295,763 shares of common stock held by Morgan Stanley Venture Capital III, Inc., and (e) 240,510 shares held directly by Dr. William J. Harding, one of our directors, and 140,000 shares issuable upon the exercise of options held directly by Dr. Harding. Dr. Harding is an individual managing member of Morgan Stanley Venture Partners III, L.L.C., and the general partner of each of the Funds (the “General Partner”). The General Partner is controlled by Morgan Stanley Venture Capital III, Inc. (“MSVC III, Inc.”), a wholly owned subsidiary of Morgan Stanley. Dr. Harding disclaims beneficial ownership of any of the securities owned by the Funds except to the extent of his proportionate pecuniary interest therein and disclaims beneficial ownership of any of the securities owned by MSVC III, Inc. The Funds and MSVC III, Inc. disclaim beneficial ownership of shares held by Dr. Harding.
(2)

Consists of (a) 6,278,024 shares of common stock held by Oak Investment Partners VIII, L.P., (b) 160,328 shares of common stock held by Oak VIII Affiliates Fund L.P., (c) 18,210,804 shares of common stock issuable upon the exercise of 540,633 shares of our series A preferred stock, and 2,917,296 shares of common stock issuable upon the exercise of warrants held by Oak Investment Partners X, L.P., (d) 292,350 shares of common stock issuable upon the exercise of 8,679 shares of our series A preferred stock, and 46,833 shares of common stock issuable upon the exercise of warrants held by Oak X Affiliates Fund, L.P., (e) 94,853 shares of common stock held by Frederic W. Harman, one of our directors; (f) an aggregate of 8,199 shares of common stock held in trust for the benefit of Mr. Harman’s three minor children, and (g) 60,000 shares of common stock issuable upon the exercise of options held by Mr. Harman. Oak Investment Partners VIII, L.P. and Oak VIII Affiliates Fund L.P., Oak Investment Partners X, L.P. and Oak X Affiliates Fund, L.P. disclaim beneficial ownership of shares held by Mr. Harman. Mr. Harman disclaims beneficial ownership of any of the securities owned by any of the above entities, except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and the material provisions of our certificate of incorporation and our bylaws is only a summary. You should refer to the complete terms of our capital stock contained in our amended and restated certificate of incorporation and our amended and restated bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

Our authorized capital stock consists of:

•	600,000,000 shares of common stock, par value $0.001 per share; and

•	200,000,000 shares of preferred stock, par value $0.001 per share, of which 3,500,000 shares have been designated as series A preferred stock.

The material terms and provisions of our certificate of incorporation and our bylaws affecting the relative rights of our capital stock are described below.

Common Stock

We are offering 35,000,000 shares of our common stock in this offering. Upon completion of this offering, 263,749,130 shares of common stock will be issued and outstanding, or 270,597,160 shares of common stock if the underwriters exercise their over-allotment option in full.

Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote. Holders of our common stock are entitled to dividends if and when declared by our board of directors. In the event of a liquidation, dissolution or winding up, holders of common stock are entitled to share ratably with all other shares of capital stock entitled to participate in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock, including the preferences of our series A preferred stock described below. Holders of common stock have no preemptive, conversion, subscription or other such rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to issue 200,000,000 shares of preferred stock in one or more series. Our board of directors is authorized, without stockholder approval, by filing a certificate, to fix or alter the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of preferred stock, to establish the number of shares constituting any series, and to increase or decrease the number of shares of any series, but not below the number of shares of such series then outstanding. Currently, the only series of preferred stock outstanding is the series A preferred stock described below. Our issuance of additional preferred stock in the future could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock.

Series A Preferred Stock

In September 2001, our board of directors designated 3,500,000 shares of preferred stock as series A preferred stock with the rights, preferences and limitations described below. As of December 31, 2003, 1,751,385 shares of our series A preferred stock were issued and outstanding and were convertible into an aggregate of 58,994,032 shares of our common stock. As of September 30, 2003, 2,505,722 shares of our series A preferred stock were issued and outstanding and were convertible into 84,403,251 shares of our common stock.

Dividends

Holders of series A preferred stock are entitled to receive, when and if declared by our board of directors, cash dividends at the rate of $3.20 per year on each outstanding share of series A preferred stock. Dividends, if any, are payable only when, as and if, declared by our board of directors and are non-cumulative.

Liquidation Rights

Upon a liquidation, dissolution, or winding up of Internap, holders of series A preferred stock are entitled to be paid out of existing assets an amount equal to $32.00 per share, the original issue price, of series A preferred stock, plus all declared and unpaid dividends as adjusted for any stock dividends, combinations, splits and recapitalizations. Upon completion of a distribution to holders of series A preferred stock, remaining assets will be distributed ratably between holders of series A preferred stock and holders of shares of common stock until holders of series A preferred stock have received an amount equal to three times the original issue price of the series A preferred stock. For purposes of our series A preferred stock, a liquidation event includes, subject to limited exceptions set forth in our certificate of incorporation, (1) any consolidation or merger of Internap in which the holders of our common stock immediately prior to the transaction own less than 50% of our voting power immediately after the transaction; (2) a transaction or series of transactions in which a person or group acquires beneficial ownership of more than 50% of our common stock or voting power; or (3) a sale, lease or disposition of all or substantially all of our assets, provided that a liquidation shall not include any such transfer, sale, lease or disposition not effected voluntarily by us.

Voting Rights

Holders of series A preferred stock vote generally together with holders of common stock, as a single class, on all matters presented at any annual or special meeting of our stockholders, including the election of directors. Holders of series A preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of series A preferred stock could be converted. Currently, each share of our series A preferred stock has 33 votes.

In addition, as long as shares of series A preferred stock that could be converted into at least 5,000,000 shares of common stock remain outstanding, holders of series A preferred stock have the right to vote as a separate class to elect two directors to our board of directors, and the vote of 50% or more of the shares of series A preferred stock is necessary to do the following:

•	amend, alter or repeal of any provision of our bylaws or certificate of incorporation that affects adversely the voting powers, preferences or other special rights or privileges, qualifications, limitations or restrictions of the series A preferred stock,

•	increase or decrease, other than by redemption or conversion, the authorized number of shares of common stock or preferred stock,

•	offer, sell or issue, authorize or designate any new class or series of stock or any other securities convertible into our equity securities ranking on a parity with or senior to the series A preferred stock in right of redemption, liquidation preference, voting or dividends or any increase in the authorized or designated number of any such new class or series,

•	redeem, repurchase or pay dividends or make other distributions with respect to our common stock or any other junior stock,

•	effect any liquidation event or winding up of Internap, including certain events of consolidation, merger or reorganization in which our stockholders immediately prior to such consolidation, merger or reorganization own less than 50% of our voting power immediately after the consolidation, merger or reorganization as described in our certificate of incorporation,

•	change the number of directors on our board of directors,

•	make any loans to, or repay debts of, our officers or our other affiliates,

•	issue a debt instrument, including any equipment leasing arrangement in excess of $5 million,

•	effect any transactions identified in Section 305 of the Internal Revenue Code, and

•	increase the number of shares subject to our stock compensation plans.

Conversion

Each share of series A preferred stock is currently convertible into 33.68421053 shares of common stock subject to adjustments for certain dilutive events. Each share of series A preferred stock may be converted at any time at the option of the holder. Subject to satisfaction of certain conditions, including the listing of our common stock on the New York Stock Exchange, the Nasdaq National Market or AMEX, shares of series A preferred stock automatically convert to common stock on the earlier of (1) September 14, 2004, (2) at such date that the common stock has traded in excess of $8.00 for a period of 45 consecutive trading days, or (3) upon the affirmative vote of holders of at least 60% of the outstanding shares of series A preferred stock.

The conversion price of our series A preferred stock is subject to adjustment of the number of shares of common stock into which shares of our series A preferred stock are convertible if we issue shares of our common stock at prices below the conversion price of series A preferred stock, as adjusted. Because the formula for determining the conversion rate is based in part on the conversion price, the effect of adjusting the conversion price is to adjust the conversion rate so that additional shares of common stock are issuable upon conversion of the series A preferred stock. The anti-dilution provisions are subject to certain specified exclusions, including issuances to employees pursuant to plans approved by our board of directors.

The series A preferred stock was originally issued at a per unit price of $1.60. The conversion price was $1.48 per share upon our series A preferred stock financing on September 14, 2001. In addition, as a result of the issuance of our common stock in our August 2003 private placement at $0.95 per share, the conversion price of our series A preferred stock adjusted automatically at that time to $0.95 and an additional 34,500,000 shares of our common stock became issuable upon conversion of the outstanding series A preferred stock.

Reissuance

No shares of series A preferred stock converted, purchased, redeemed or otherwise acquired by us may be reissued, and all such shares are canceled, retired and eliminated from the shares that we are authorized to issue upon such events.

Redemption

Shares of series A preferred stock are not subject to involuntary redemption by us, in whole or in part.

Warrants

During 1997 and 1998, we issued warrants to purchase up to 1,821,520 shares of our then series B preferred stock at $.30 per share in conjunction with various financings during these periods. The warrants to purchase the series B preferred stock converted to warrants to purchase common stock upon the closing of our initial public offering.

On September 14, 2001, in conjunction with our series A preferred stock financing, we issued warrants to purchase up to 17,113,606 shares of common stock at $1.48256 per share for a period of five years. As a result of the private placement of our common stock in August 2003 the exercise price of the warrants was adjusted to $0.95 per share.

On October 20, 2003 we issued warrants to purchase 426,000 shares of common stock at an exercise price of $0.95 in connection with a private placement of our common stock. These warrants expire on August 22, 2008.

In connection with our acquisition of netVMG Inc., we granted warrants to purchase an aggregate of 1,500,000 shares of our common stock to stockholders of netVMG Inc. These warrants are exercisable if

netVMG Inc. stockholders participate in a private placement of shares of our common or preferred stock and their participation is in an amount equal to or greater than $4.4 million. Each warrant is exercisable for one share of our common stock at an exercise price of $1.26 per share and expires on October 1, 2006.

Additional Certificate of Incorporation and Bylaw Provisions

General

Our certificate of incorporation and bylaws contain the following additional provisions, some of which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, some provisions of the DGCL, if applicable to us, may hinder or delay an attempted takeover without prior approval of our board of directors. These provisions could discourage attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action is in their best interest. These provisions could, therefore, prevent stockholders from receiving a premium over the market price for the shares of common stock they hold.

Board of Directors

Our certificate of incorporation provides that our board of directors will consist of no more than nine members. Our bylaws provide that the stockholders or board of directors may fix the number of directors who shall constitute the full board of directors, but the full board of directors shall consist of not less than five and no more than nine directors. Holders of our series A preferred stock are entitled to elect two directors to our board of directors as long as shares of series A preferred stock that could be converted into at least 5,000,000 share of common stock remain outstanding. Our certificate of incorporation provides for a classified board consisting of three classes of directors with staggered three-year terms. Each class consists, as nearly as possible, of one-third of the total number of directors.

Filling of Board Vacancies; Removal

Subject to the rights of any series of preferred stock, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the vote of a majority of our directors then in office even though less than a quorum. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to us. Neither our board of directors nor any individual director may be removed without cause. Subject to any limitation imposed by law, any individual director or directors may be removed with cause by holders of a majority of our voting power entitled to vote at an election of directors.

Stockholder Action

No action may be taken by the common stockholders except at an annual or special meeting of stockholders. No action may be taken by the common stockholders by written consent. Holders of preferred stock may act by written consent.

Stockholders must give advance notice to us of any matter to be brought before a meeting of stockholders.

Call of Special Meetings

Our bylaws provide that special meetings of the stockholders may be called by either our Chairman, our President or any director.

Delaware “Business Combination” Statute

We are subject to the provisions of section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with (1) a stockholder who owns 15% or more of our outstanding voting stock, otherwise known as an “interested stockholder”; (2) an affiliate of an interested stockholder; or (3) an associate of an interested stockholder, for three years following the date that the stockholder became an “interested stockholder.” A “business combination” includes a merger or sale of 10% or more of our assets. However, the above provisions of section 203 do not apply if (a) our board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of that transaction; (b) after the completion of the transaction that resulted in the stockholder becoming an “interested stockholder,” that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or (c) on or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by a vote of at least two-thirds of the outstanding voting stock not owned by the “interested stockholder.” This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Amendments to our Certificate of Incorporation and Bylaws

Our bylaws may be altered or amended or new bylaws adopted by the affirmative vote of at least 66 2/3% of the voting power of all of our then-outstanding shares of voting stock entitled to vote. Our board of directors also has the power to adopt, amend or repeal the bylaws. In addition, the vote of more than 50% of the series A preferred stock, voting as a separate class, is required for certain actions, including any amendment, alteration or repeal of any provision of our bylaws that affects adversely the voting powers, preferences or other special privileges of the series A preferred stock.

We may amend, alter, change or repeal any provision of our certificate of incorporation, except in certain circumstances regarding amendments to articles relating to the terms of office of our board of directors, removal of directors, bylaw amendments, the prohibition on action taken by written consent of the common stockholders, director indemnification and certificate of incorporation amendments. In the above circumstances, our certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class. In addition, so long as shares of series A preferred stock convertible into at least 5 million shares of our common stock remain outstanding, the vote of more than 50% of the series A preferred stock, voting as a separate class, is required for certain actions, including any amendment, alteration or repeal of any provision of our certificate of incorporation that affects adversely the voting powers, preferences or other special rights or privileges of the series A preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar with respect to the common stock is American Stock Transfer & Trust Company.

Listing

We have applied for listing of our common stock on the AMEX under the symbol “         .” Our common stock currently trades on the Nasdaq SmallCap Market under the symbol “INAP.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion of material United States federal income tax considerations is for general information only. Accordingly, all prospective holders of our common stock are urged to consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.

As used in this prospectus, the term “U.S. Holder” is a person who is a beneficial owner of our common stock and who is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state of the United States, or the District of Columbia;

•	an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

•	a trust subject to the primary supervision of a United States court and the control of one or more United States persons, or a trust, other than a wholly owned grantor trust, that was treated as a domestic trust despite not meeting the requirements described above.

The term “Non-U.S. Holder” means a beneficial owner of our common stock who is not a U.S. Holder.

This discussion does not consider:

•	state, local or foreign tax consequences;

•	the tax consequences for the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

•	special tax rules that may apply to selected holders, including without limitation, partnerships, holders of interests in domestic or foreign partnerships, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities and United States expatriates; or

•	special tax rules that may apply to a holder that holds our common stock as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for United States federal income tax purposes, or a holder that does not hold our common stock as a capital asset within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, also known as the Code.

The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the United States Internal Revenue Service.

U.S. Holders

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that dividends are paid in cash or property on shares of our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those payments exceed our current and accumulated earnings and profits, the payments will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock. Any such dividend will be eligible for the dividends-received deduction, if received by a qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends-received deduction.

Recently enacted legislation reduces to 15%, the maximum U.S. federal income tax rate for certain dividends received by noncorporate taxpayers through taxable years beginning on or before December 31, 2008, so long as certain holding period requirements are met. Unless continuing legislation is enacted, dividends received by noncorporate taxpayers in taxable years beginning after December 31, 2008 will not benefit from this reduction in U.S. federal income tax rates and will thereafter be taxed as ordinary income subject to the U.S. Holder’s applicable federal income tax rate.

Gain on Disposition of Common Stock

Upon a sale, exchange or other disposition of our common stock, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. Holder’s adjusted tax basis in the common stock. Recently enacted legislation generally reduces to 15% the maximum U.S. federal income tax rate on capital gains recognized by noncorporate taxpayers on the sale, exchange or other disposition of our common stock held for more than one year, through taxable years beginning on or before December 31, 2008. The deductibility of capital losses is subject to limitations. Unless continuing legislation is enacted, sales, exchanges or other dispositions of our common stock by noncorporate taxpayers in taxable years beginning after December 31, 2008 will not benefit from this reduction in U.S. federal income tax rates and will be taxed at a 20% maximum U.S. federal income tax rate.

Information Reporting and Backup Withholding Tax

In general, payments made to a U.S. Holder on or with respect to our common stock will be subject to information reporting. Certain U.S. Holders may be subject to backup withholding tax, at a rate equal to 28% from 2004 through 2010 and 31% after 2010, on payments made on or with respect to our common stock if such U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required procedures are followed.

Non-U.S. Holders

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that dividends are paid in cash or property on shares of our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those payments exceed our current and accumulated earnings and profits, the payments will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock. Dividends paid to a Non-U.S. Holder, out of earnings and profits, generally will be subject to withholding of United States federal income tax at a 30% rate on the gross amount of the distribution or such lower rate as may be provided by an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States or attributable to a permanent establishment in the United States under an applicable income tax treaty, known as “United States trade or business income,” are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate United States Internal Revenue Service form with the payor. However, such United States trade or business income, net of specified deductions and credits, is taxed at the same graduated rates applicable to United States persons. Any United States trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A Non-U.S. Holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the United States Internal Revenue Service.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of our common stock unless:

•	the gain is United States trade or business income, in which case the regular income tax and, in the case of a corporate Non-U.S. Holder, the branch profits tax described above may apply;

•	the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; or

•	we are, or have been, a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we have never been, are not currently, and are not likely to become a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Current United States federal tax law provides for reductions in United States federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

Information Reporting and Backup Withholding Tax

We must report annually to the United States Internal Revenue Service and to each Non-U.S. Holder, the amount of dividends paid to such holder and the tax withheld with respect to such dividends. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under certain circumstances, United States Treasury Regulations require information reporting and backup withholding tax on specified payments on our common stock. A Non-U.S. Holder of our common stock that fails to certify, under penalties of perjury, its Non-U.S. Holder status in accordance with applicable United States Treasury Regulations may be subject to backup withholding tax.

The payment of the proceeds of the disposition of our common stock by a holder to or through a United States office of a broker, or through a foreign office of a broker who is a United States person or a “United States related person”, as defined below,generally will be subject to information reporting and backup withholding tax unless the holder provides the requisite certification of status as a Non-U.S. Holder, the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge, or reason to know, to the contrary or another exemption is established. For this purpose, a “United States related person” is:

•	a “controlled foreign corporation” for United States federal income tax purposes;

•	a foreign partnership if, at any time during the taxable year, (A) United States persons own more than 50% of the income or capital interests in the partnership, or (B) the partnership is engaged in a United States trade or business;

•	a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, (or for such part of the period that the person has been in existence), is derived from activities that are effectively connected with the conduct of a United States trade or business; or

•	some U.S. branches of foreign banks or insurance companies.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes will be refunded, or credited against the holder’s United States federal income tax liability, if any, provided that the required information is furnished to the United States Internal Revenue Service.

SHARES ELIGIBLE FOR FUTURE SALE

We have applied for the listing of our common stock on Amex under the proposed symbol “            .” Our common stock currently trades on the Nasdaq SmallCap Market under the symbol, “INAP.” Future sales of substantial amounts of our common stock, including shares issued upon conversion, of our series A preferred stock and shares issued upon the exercise of outstanding options and warrants, in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We would have had outstanding 263,749,130 shares of common stock as of December 31, 2003 after giving effect to this offering, but without taking into account (1) the 44,061,275 shares of common stock issuable upon the exercise of outstanding options as of December 31, 2003, (2) 58,994,032 shares of common stock issuable upon the conversion of the outstanding shares of series A preferred stock as of December 31, 2003 and (3) 17,159,417 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2003. Sales of our common stock in the public market after the restrictions described below lapse, or the perception that such sales may occur, could adversely affect the prevailing market prices of our common stock.

All shares of common stock being sold in this offering will be freely tradable, to the extent those shares are held by someone other than by an affiliate of us as that term is defined in the Securities Act, without restriction or registration under the Securities Act. All of our shares held by our principal stockholders, directors and executive officers may be sold in the public market only if registered or sold under an exemption from registration under the Securities Act, including the exemption provided by Rule 144.

We also may issue shares of our common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

Lock-Up Agreements

Our directors and executive officers and the selling stockholders have agreed with the underwriters that for a period of 90 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares of common stock from the restrictions in any such agreement. We have entered into a similar agreement with the underwriters, provided we may, without the consent of SG Cowen Securities, grant options and sell shares pursuant to our stock plans already in existence and described in this prospectus. There are no agreements between the underwriters and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate of us would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of the shares then outstanding, which is approximately 2,287,000 shares as of December 31, 2003, assuming no exercise of outstanding options; or

•	the average weekly trading volume of the shares of our common stock on the AMEX or the Nasdaq SmallCap Market, as applicable, during the four calendar weeks before the filing of a Form 144 with the respect to that sale.

Sales under Rule 144 are also subject to requirements relating to the manner of sale, notice and availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any previous owner except an affiliate of us, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Other exemptions may also be available under the Securities Act.

Series A preferred stock

As of December 31, 2003, there were 1,751,385 shares of our series A preferred stock outstanding that are convertible into 58,994,032 shares of our common stock, subject to adjustment as described in “Description of Capital Stock.” On December 31, 2003, 85,568,119 shares of common stock issuable upon conversion of the series A preferred stock were registered under the Securities Act. We intend to file a registration statement as soon as practicable to register an additional 34,500,000 shares of our common stock that became issuable pursuant to the anti-dilution provisions of our series A preferred stock as a result of our August 2003 private placement.

Warrants

As of December 31, 2003, there were warrants outstanding to purchase 17,159,417 shares of our common stock upon satisfaction of certain events as described in “Description of Capital Stock.”

Registration rights

netVmg Inc. acquisition. In connection with our acquisition of netVmg, we entered into a registration rights agreement with the stockholders of netVmg that received an aggregate of 345,905 shares of our series A preferred stock, convertible into 11,651,537 shares of our common stock and warrants to purchase an aggregate of 1,500,000 shares of our common stock in the acquisition. Under this registration rights agreement, those stockholders may require us, upon the earlier of (1) fifteen days after we have filed our annual report on Form 10-K for the year ended December 31, 2003, with the SEC or (2) the date on which we file a registration statement with the SEC with respect to any other transaction, to register for resale the shares of common stock issuable upon conversion of the series A preferred stock or exercise of the warrants. We are responsible for paying all registration expenses, but are not responsible for underwriting fees, discounts and commissions or the fees and expenses of counsel to the selling stockholders. We have filed a registration statement with the SEC as to the shares of our common stock issuable upon conversion of the series A preferred stock and exercise of the warrants held by the netVmg stockholders.

Sockeye, Inc. acquisition. In connection with our acquisition of Sockeye, we entered into a registration rights agreement with the stockholders of Sockeye that received an aggregate of 1,420,775 shares of our common stock in the acquisition. Under this registration rights agreement, those stockholders may require us to register for resale these shares of common stock no later than fifteen days after we have filed our annual report on Form 10-K for the year ended December 31, 2003 with the SEC. We are responsible for paying all registration expenses, but are not responsible for underwriting fees, discounts and commissions or the fees and expenses of counsel to the selling stockholders. We have filed a registration statement with the SEC as to the shares of our common stock held by the Sockeye stockholders.

Series A preferred stock. The holders of our series A preferred stock have registration rights that require us to register the resale of the 34,500,000 shares of our common stock issued to those holders pursuant to the antidilution provisions of the series A preferred stock in connection with our August 2003 private placement. We are responsible for paying all registration expenses, but are not responsible for underwriting fees, discounts and commissions or the fees and expenses of counsel to the selling stockholders.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us and the selling stockholders the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares
SG Cowen Securities Corporation
CIBC World Markets
Thomas Weisel Partners LLC
Jefferies & Company, Inc.
Needham & Company, Inc.

Total	45,653,536

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common shares being offered by the selling stockholders and by us if any stock is purchased.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $             per share. Securities dealers may reallow a concession not in excess of $             per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 6,848,030 additional shares of common stock from us at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of common shares offered hereby. If the over-allotment option is exercised in full, the underwriters will purchase 6,848,030 additional shares of common stock from us in approximately the same proportion as shown in the table above.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders:

	Per Share	Total
		Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.

We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

Our directors and executive officers and the selling stockholders have agreed with the underwriters that for a period of 90 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. SG Cowen Securities Corporation may, in its sole discretion, at any time without prior notice, release all or any portion of the shares of common stock from the restrictions in any such agreement. We have entered into a similar agreement with the underwriters, provided we may, without the consent of SG Cowen Securities Corporation, grant options and sell shares pursuant to our stock plans already in existence and described in this prospectus. There are no agreements between the underwriters and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospectus underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time. We have applied to list our common stock on the AMEX under the symbol “            .” Our common stock currently trades on the Nasdaq SmallCap Market under the symbol “INAP.” The last reported sale price of our common stock on January 9, 2004 was $2.49 per share.

A prospectus in electronic form may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

The underwriters may provide financial advisory services to us from time to time in the ordinary course of business.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Walter G. DeSocio, our Vice-President—Chief Administrative Officer, General Counsel and Secretary and by King & Spalding LLP. Certain legal matters for the underwriters will be passed upon by Paul, Hastings, Janofsky & Walker LLP.

EXPERTS

The consolidated financial statements of Internap Network Services Corporation as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, included in this prospectus and registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration on Form S-3 with the SEC for the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we have filed with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our public filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus incorporates by reference documents that we have filed, and will in the future file, with the SEC. This means that we disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important business information about us, our business and our financial condition, results of operations and cash flows. Except as described below, the information incorporated by reference is deemed to be a part of this prospectus, and later information that we file with the SEC will automatically update and supercede this information.

The following documents that we have previously filed with the SEC are incorporated by reference in this prospectus (SEC file number 000-27265):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	our Current Reports on Form 8-K filed on July 30, 2003 and August 22, 2003; and

•	the description of our common stock contained in the registration statement filed with the SEC on Form 8-A on September 8, 1999.

In addition, all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, as amended, after the date hereof and prior to the date on which this offering is completed or terminated are incorporated by reference into this prospectus.

Any statement contained in the documents incorporated or deemed to be incorporated by reference in this prospectus or contained in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide, at no cost to you, a copy of any of these documents. You may request a copy of these filings, by writing or telephoning us at the following address: Internap Network Services Corporation, 250 Williams Street, Atlanta, Georgia 30303, Attention: Corporate Secretary, telephone (404)  302-9700.

INDEX TO FINANCIAL STATEMENTS OF INTERNAP NETWORK SERVICES CORPORATION

INTERNAP NETWORK SERVICES CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, in thousands, except per share amounts)

	September 30, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$17,210	$25,219
Accounts receivable, net of allowance of $1,723 and $1,595, respectively	15,700	15,232
Prepaid expenses and other assets	3,883	5,632

Total current assets	36,793	46,083
Property and equipment, net of accumulated depreciation of $124,240 and $105,347 respectively	63,845	88,394
Restricted cash	—	2,053
Investments	2,359	3,047
Goodwill and other intangible assets, net of accumulated amortization of $40,977 and $37,755, respectively	27,340	30,579
Deposits and other assets	2,060	2,813

Total assets	$132,397	$172,969

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,203	$13,247
Accrued liabilities	9,413	11,020
Deferred revenue	4,478	6,850
Notes payable, current portion	2,846	4,514
Revolving credit facility	9,054	10,000
Capital lease obligations, current portion	5,524	2,831
Restructuring liability, current portion	3,337	6,574

Total current liabilities	44,855	55,036
Deferred revenue	307	1,317
Notes payable, less current portion	2,976	5,196
Capital lease obligations, less current portion	18,012	22,717
Restructuring liability, less current portion	4,091	7,078

Total liabilities	70,241	91,344

Series A convertible preferred stock, $0.001 par value, 3,500 shares designated; 2,931 issued and outstanding	—	79,790

Stockholders’ equity:
Common stock, $0.001 par value, 600,000 shares authorized; 187,148 and 160,094 shares issued and outstanding, respectively	187	160
Series A convertible preferred stock, $0.001 par value, 3,500 shares designated; 2,506 issued and outstanding, with a liquidation preference of $80,183	68,194	—
Additional paid in capital	820,457	798,344
Deferred stock compensation	—	(396)
Accumulated deficit	(826,905)	(796,422)
Accumulated items of other comprehensive income	223	149

Total stockholders’ equity	62,156	1,835

Total liabilities, convertible preferred stock and stockholders’ equity	$132,397	$172,969

The accompanying notes are an integral part of these condensed consolidated financial statements.

INTERNAP NETWORK SERVICES CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited, in thousands, except per share amounts)

	Nine months ended September 30,
	2003	2002
Revenues	$102,796	$98,355

Costs and expenses:
Direct cost of network, exclusive of depreciation shown below	57,132	64,034
Customer support	6,746	10,362
Product development	5,079	5,770
Sales and marketing	14,913	17,188
General and administrative	13,229	16,087
Depreciation	28,293	38,706
Amortization of intangible assets	3,218	4,198
Amortization of deferred stock compensation	390	25
Restructuring costs	1,084	(4,602)
(Gain) loss on sale and retirement of property and equipment	(53)	2,649

Total operating costs and expenses	130,031	154,417

Loss from operations	(27,235)	(56,062)

Other expense:
Interest expense, net	(2,486)	(1,324)
Loss from equity method investment	(762)	(996)

Total other expense	(3,248)	(2,320)

Net loss	(30,483)	(58,382)

Less deemed dividend related to beneficial conversion feature	(34,576)	—

Net loss attributable to common stockholders	$(65,059)	$(58,382)

Basic and diluted net loss per share	$(0.40)	$(0.38)

Weighted average common shares outstanding used in computing basic and diluted net loss per share	164,147	154,233

The accompanying notes are an integral part of these condensed consolidated financial statements.

INTERNAP NETWORK SERVICES CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Nine months ended September 30,
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(30,483)	$(58,382)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	31,511	42,904
Non-cash restructuring costs / (adjustments)	—	(4,602)
Non-cash interest expense on capital lease obligations	961	535
Provision for doubtful accounts	1,239	1,508
Non-cash compensation and warrant expense	390	25
Gain (loss) on disposal of property and equipment	(53)	2,649
Loss from equity method investment	762	996
Translation gain	—	(210)
Changes in operating assets and liabilities:
Accounts receivable	(1,707)	121
Prepaid expenses, deposits and other assets	2,502	1,222
Accounts payable	(3,044)	(942)
Accrued restructuring charge	(6,224)	(12,771)
Deferred revenue	(3,382)	(2,841)
Accrued liabilities	(1,607)	(4,708)

Net cash used in operating activities	(9,135)	(34,496)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(3,564)	(7,914)
Proceeds from disposal of property and equipment	—	436
Reduction of restricted cash	2,053	310
Purchase of investments	—	(1,347)
Proceeds from investments	—	18,748

Net cash (used in) provided by investing activities	(1,511)	10,233

CASH FLOWS FROM FINANCING ACTIVITIES
Change in revolving credit facility	(946)	5,000
Principal payments on notes payable	(3,888)	(2,526)
Payments on capital lease obligations	(2,829)	(10,260)
Proceeds from exercise of stock options and warrants	830	320
Proceeds from issuance of common stock, net of issuance costs	9,470	698

Net cash provided by (used in) financing activities	2,637	(6,768)

Net decrease in cash and cash equivalents	(8,009)	(31,031)
Cash and cash equivalents at beginning of period	25,219	63,551

Cash and cash equivalents at end of period	$17,210	$32,520

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$1,596	$2,432

The accompanying notes are an integral part of these condensed consolidated financial statements.

INTERNAP NETWORK SERVICES CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE LOSS

NINE MONTHS ENDED SEPTEMBER 30, 2003

(Unaudited, in thousands)

	Common Stock		Series A Convertible Preferred Stock		Additional Paid-In Capital	Deferred Stock Compensation	Accumulated Deficit	Accumulated Items of Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Comprehensive Loss
	Shares	Par Value	Shares	Value
Balance, December 31, 2002	160,094	$160	—	$—	$798,344	$(396)	$(796,422)	$149	$1,835
Conversion of Series A convertible preferred stock into common stock before reclassification to stockholders’ equity	953	1	—	—	1,201	—	—	—	1,202
Reclassification of preferred stock to stockholders’ equity	—	—	2,888	78,589	—	—	—	—	78,589
Conversion of Series A convertible preferred stock into common stock after reclassification to stockholders’ equity	12,607	13	(382)	(10,395)	10,382	—	—	—	—
Amortization of deferred stock compensation and reversal for terminated employees	—	—	—	—	(5)	396	—	—	391
Exercise of options to purchase common stock	849	1	—	—	463	—	—	—	464
Issuance of employee stock purchase plan shares	1,781	1	—	—	363	—	—	—	364
Issuance of common stock to investors	10,650	11	—	—	9,459	—	—	—	9,470
Issuance of common stock to lessor	214	—	—	—	250	—	—	—	250
Record embedded beneficial conversion feature charge related to Series A preferred stock	—	—	—	(34,576)	34,576	—		—	—
Amortize deemed dividend related to beneficial conversion feature	—	—	—	34,576	(34,576)	—		—	—
Net loss	—	—	—	—	—	—	(30,483)	—	(30,483)	$(30,483)
Foreign currency translation adjustment	—	—	—	—	—	—	—	74	74	74

Total Comprehensive loss										$(30,409)

Balance, September 30, 2003	187,148	$187	2,506	$68,194	$820,457	$—	$(826,905)	$223	$62,156

The accompanying notes are an integral part of these condensed consolidated financial statements.

INTERNAP NETWORK SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

1. BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements of Internap Network Services Corporation (“Internap,” “we,” “us,” “our” or the “Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and include all the accounts of Internap Network Services Corporation and its wholly owned subsidiaries. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States, have been condensed or omitted pursuant to such rules and regulations. The unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position as of September 30, 2003 and our operating results, cash flows, and changes in stockholders’ equity for the interim periods presented. The balance sheet at December 31, 2002 has been derived from our audited financial statements as of that date. These financial statements and the related notes should be read in conjunction with our financial statements and notes thereto contained in our annual report on Form 10-K for the year ended December 31, 2002 filed with the Securities and Exchange Commission.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and revenues and expenses in the financial statements. Examples of estimates subject to possible revision based upon the outcome of future events include, among others, recoverability of long-lived assets and goodwill, depreciation of property and equipment, restructuring allowances, amortization of deferred stock compensation, and the allowance for doubtful accounts. Actual results could differ from those estimates.

Certain prior year balances have been reclassified to conform to current year presentation. These reclassifications have not affected our financial position, results of operations, or net cash flows.

The results of operations for the three and nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the future periods.

2. RISKS AND UNCERTAINTIES

We have a limited operating history and our operations are subject to certain risks and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to develop or supply technology or services, the ability to obtain adequate financing, the ability to manage rapid growth or expansion, competition within the industry, and technology trends.

We have experienced significant net operating losses since inception. During fiscal 2002, we incurred net losses of $72.3 million and used $40.3 million of cash in our operating activities. For the nine months ended September 30, 2003, we incurred net losses of $30.5 million and used $9.1 million of cash in our operating activities. Management expects operating losses will continue through December 31, 2003. During 2002, we decreased the size of our workforce by 216 employees, or 40%, as compared to the number of employees at December 31, 2001, and terminated certain real estate leases and commitments in order to control costs. Our capital requirements depend on several factors, including the rate of market acceptance of our services, the ability to expand and retain our customer base, and other factors. If we fail to realize our planned revenues or costs, management believes it has the ability to curtail capital spending and reduce expenses to ensure cash and investments will be sufficient to meet our cash requirements and our loan covenants. If, however, our cash requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from the sales of our services, we may require additional financing sooner than anticipated. We cannot assure such financing will be available on acceptable terms, if at all.

INTERNAP NETWORK SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003—(Continued)

3. RESTRUCTURING CHARGES

2001 Restructuring charge

During 2001, due to the decline and uncertainty of the telecommunications market, we announced two separate restructurings of our business. Under the restructuring programs, management decided to exit certain non-strategic real estate lease and license arrangements, consolidate and exit redundant network connections, and streamline the operating cost structure. The total charges include restructuring costs of $71.6 million. During 2001, we incurred cash restructuring expenditures totaling $19.9 million, non-cash restructuring expenditures of $4.7 million, and reduced the original restructuring cost estimate by $7.7 million primarily as a result of favorable lease obligation settlements, leaving a balance of $39.3 million as of December 31, 2001. During the first and third quarters of 2002, we further reduced our restructuring liability by $5.0 million and $7.2 million, respectively. The first quarter 2002 reduction was primarily due to favorable settlements to terminate and restructure certain colocation lease obligations on terms favorable to our original restructuring estimates. The third quarter 2002 reduction was primarily due to returning the previously restructured Atlanta, Georgia facility into service as the site of the new corporate headquarters. Pursuant to the original restructuring plans, the Atlanta facility was not to be used by us in the future. However, due to changes in management, corporate direction, and other factors, which could not be foreseen at the time of the original restructuring plans, the Atlanta facility was selected as the location for the new corporate headquarters.

2002 Restructuring charge

With the continuing decline and uncertainty in the telecommunications market during 2002, we implemented additional restructuring actions to align our business with market opportunities. As a result, we recorded a business restructuring charge and asset impairments of $7.6 million in the three months ended September 30, 2002. The charges were primarily comprised of real estate obligations related to a decision to relocate the corporate headquarters from Seattle, Washington to an existing leased facility in Atlanta, Georgia, net asset write-downs related to the departure from the Seattle office, and costs associated with further personnel reductions. The restructuring and asset impairment charge of $7.6 million during 2002 was offset by a $7.2 million adjustment, described above, resulting from the decision to utilize the Atlanta facility as our corporate headquarters. The previously unused space in the Atlanta location had been accrued as part of the restructuring liability established during fiscal year 2001.

Included in the $7.6 million 2002 restructuring charge are $1.1 million of personnel costs related to a reduction in force of approximately 145 employees. This represents employee severance payments made during 2002.

Real Estate Obligations. Both the 2001 and 2002 restructuring plans require us to abandon certain leased properties not currently in use or that will not be utilized by us in the future. Also included in real estate obligations is the abandonment of certain colocation license obligations. Accordingly, we recorded real estate related restructuring costs of $40.8 million, net of non-cash plan adjustments, which are estimates of losses in excess of estimated sublease revenues or termination fees to be incurred on these real estate obligations over the remaining lease terms expiring through 2015. This cost was determined based upon our estimate of anticipated sublease rates and time to sublease the facility. If rental rates decrease in these markets or if it takes longer than expected to sublease these properties, the actual loss could exceed this estimate.

Network Infrastructure Obligations. The changes to our network infrastructure require that we decommission certain network ports we do not currently use and will not use in the future pursuant to the restructuring plan. These costs have been accrued as components of the restructuring charge because they

INTERNAP NETWORK SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003—(Continued)

represent amounts to be incurred under contractual obligations in existence at the time the restructuring plan was initiated. These contractual obligations will continue in the future with no economic benefit, or they contain penalties that will be incurred if the obligations are cancelled.

The following table displays the activity and balances for restructuring activity during 2003 (in millions):

	December 31, 2002 Restructuring Liability	Cash Reductions	September 30, 2003 Restructuring Liability
Restructuring costs activity for 2001 restructuring charge:
Real estate obligations	$9.6	$(4.2)	$5.4
Network infrastructure obligations	1.3	(0.2)	1.1
Other	1.1	(0.2)	0.9

Restructuring costs activity for 2002 restructuring charge:
Real estate obligations	1.7	(1.7)	—

Total restructuring costs	$13.7	$(6.3)	$7.4

2003 Restructuring costs

We expect that there will be additional restructuring costs in the future as additional payments are made to employees who are subject to deferred compensation arrangements payable at the completion of interim employment agreements. We have incurred costs of $1.1 million during the nine months ended September 30, 2003, which represent stay bonuses and moving expenses related to the relocation of the Corporate Headquarters to Atlanta, Georgia. We expect an additional $200,000 of restructuring expenses during the remainder of the 2003 fiscal year. Additionally, we continue to evaluate the restructuring reserve as plans are being executed, which could result in additional charges or adjustments.

4. NET LOSS PER SHARE

Basic and diluted net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period, less the weighted average number of unvested shares of common stock issued that are subject to repurchase. We have excluded all convertible preferred stock, warrants, outstanding options to purchase common stock and shares subject to repurchase from the calculation of diluted net loss per share, as such securities are antidilutive for all periods presented.

Basic and diluted net loss per share for the three and nine months ended September 30, 2003 and 2002 are calculated as follows (in thousands, except per share amounts):

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net loss attributable to common stockholders	$(42,654)	$(15,236)	$(65,059)	$(58,382)

Weighted average common shares outstanding used in computing basic and diluted net loss per share	169,352	157,177	164,147	154,233

Basic and diluted net loss per share	$(0.25)	$(0.10)	$(0.40)	$(0.38)

Antidilutive securities not included in diluted net loss per share calculation:
Convertible preferred stock	84,403	63,679	84,403	63,679
Options to purchase common stock	26,663	21,258	26,663	21,258
Warrants to purchase common stock	17,326	17,326	17,326	17,326

	128,392	102,263	128,392	102,263

INTERNAP NETWORK SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003—(Continued)

5. ACCOUNTING FOR GOODWILL AND INTANGIBLE ASSETS PURSUANT TO STATEMENT OF FINANCIAL ACCOUNTING STANDARD NO. 142

We have recorded our goodwill in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which establishes accounting and reporting requirements for goodwill and other intangible assets. Under SFAS No. 142, all goodwill amortization ceased effective January 1, 2002 and recorded goodwill was tested for impairment by comparing the fair value of Internap Network Services Corporation as a single reporting unit, as determined by its implied market capitalization, to its consolidated carrying value including recorded goodwill. An impairment test was performed at the adoption of SFAS No. 142 and will be performed at least annually thereafter. Generally, any adjustments made as a result of the impairment testing are required to be recognized as operating expenses. We perform our annual impairment testing during the third quarter of each year absent any impairment indicators that may cause more frequent analysis, as required by SFAS No. 142.

During the quarter ended September 30, 2003, we performed our annual impairment testing. This test was performed by comparing the adjusted book value of the consolidated company to its fair value. We engaged a third party valuation firm to assist in the calculation of our fair value. In determining our fair value we considered both market-based and income-based approaches to estimate value.

Based on the results of the analysis performed, we concluded that no goodwill impairment existed as of September 30, 2003. The assumptions, inputs and judgments used in performing the valuation analysis are inherently subjective and reflect estimates based upon known facts and circumstances at the time the valuation was performed. The use of different assumptions, inputs and judgments, or changes in circumstances, could materially affect the results of the valuation. Adverse changes in the valuation would necessitate an impairment charge for the goodwill. As of September 30, 2003, goodwill totaled $27.0 million.

6. CAPITAL LEASE OBLIGATIONS

Capital lease obligations and the leased property and equipment are recorded at acquisition at the present value of future lease payments based upon the terms of the lease agreement. On April 14, 2003, we entered into an agreement to amend our equipment lease obligations with Cisco Systems Capital Corporation. Specifically, this lease amendment provides for adjustments to our required minimum quarterly revenue levels and minimum quarterly EBITDA (earnings before interest, taxes, depreciation and amortization) levels. The lease amendment also required a payment that was made on April 15, 2003, for $2.2 million (representing advance payment of our lease payments due in March and April 2004). On September 4, 2003, we entered into an additional agreement to further amend our equipment lease obligations with Cisco Systems Capital Corporation. This lease amendment provides for additional adjustments to our required minimum quarterly EBITDA levels and also provides for a suspension of all financial covenants when we resume lease payments. This lease amendment also required us to issue shares of common stock to Cisco Systems Capital Corporation having an aggregate value of $250,000 based on the closing price of our common stock on September 3, 2003, and consequently 213,675 shares were issued. The value of the common shares issued was recorded as an additional discount to the initial capital lease obligation and the discount is being amortized over the remaining lease term.

7. REVOLVING CREDIT FACILITY AND NOTES PAYABLE

The Company has a loan and security agreement with a $15.0 million revolving credit facility (“Revolver”) and a $5.0 million term loan. Availability under the Revolver and term loan is based on 80% of eligible accounts receivable plus 50% of unrestricted cash and investments. In addition, the loan and security agreement will make

INTERNAP NETWORK SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003—(Continued)

available to us an additional $5.0 million under a term loan if we meet certain debt coverage ratios. The balance outstanding under the term loan was $3.7 million at September 30, 2003, while the balance under the Revolver was $9.1 million. Our Revolver expires on October 22, 2004 and there can be no assurance that the facility can be renegotiated.

8. STOCK-BASED COMPENSATION PLANS

On September 30, 2003, we had eight stock-based employee compensation plans. The Company accounts for stock-based compensation based on the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), which states that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company’s common stock on the grant date. In the event that stock options are granted at a price lower than the fair market value at that date, the difference between the fair market value of the Company’s common stock and the exercise price of the stock option is recorded as unearned compensation. Unearned compensation is amortized to compensation expense over the vesting period of the stock option. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), as it relates to stock options granted to employees, which requires pro forma net losses be disclosed based on the fair value of the options granted at the date of the grant. During the three month period ended March 31, 2003, we fully amortized our deferred stock compensation to expense for $0.4 million.

Fair Value Disclosures

The Company calculated the fair value of each option on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions:

	September 30, 2002	September 30, 2003
Risk-free interest rate	3.52%	3.92%
Expected life	4 years	4 years
Dividend yield	None	None
Expected volatility	100%	100%

Had compensation cost for the Company’s stock-based compensation plans been determined as prescribed by SFAS No. 123, the Company’s net pro forma loss would have been as follows:

	Nine months ended September 30,
	2003	2002
Net loss attributable to common stockholders as reported	$(65,059)	$(58,382)
Add compensation expense included in operations	390	25
Deduct total stock-based employee compensation expense determined under fair value based method for all awards.	2,895	28,190

Pro forma net loss attributable to common stockholders	$(61,774)	$(30,167)

Basic and diluted net loss per share:
As reported	$(0.40)	$(0.38)

Proforma	$(0.38)	$(0.20)

INTERNAP NETWORK SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003—(Continued)

9. SERIES A CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

The Company’s Series A convertible preferred stock was reported as mezzanine financing since its inception because Series A preferred stock shareholders had rights to receive payment of shares under specific circumstances which were deemed to be outside the control of the Company. In July 2003, as a result of receiving approval from the Company’s shareholders modifying the deemed liquidation provisions of the company’s charter, the events that could result in payment to the Series A shareholders were amended such that the events giving rise to payment would be within the control of the Company. As a result, 2,887,661 shares of our Series A convertible preferred stock, with a recorded value of $78.6 million, was reclassified from mezzanine financing to stockholders’ equity during the third quarter.

On August 22, 2003, we completed the sale, pursuant to a private placement of 10,650,000 shares of our common stock, par value $0.001 per share, at a price of $0.95 per share. We received $9.5 million, net of issuance cost. As a result of this private placement, under the terms of the Company’s Series A convertible preferred stock issued on September 14, 2001, the current conversion price of $1.48 per share of common stock was reset to $0.95 per share, resulting in approximately a 34.5 million share increase in the number of common stock potentially outstanding upon conversion of all shares of Series A convertible preferred stock. This represents a potential share increase of approximately 12% on a fully diluted basis. Under the term of the common stock warrants also issued on September 14, 2001 by us in connection with the Series A convertible preferred stock, the exercise price for the warrants to purchase approximately 17.3 million shares of common stock was adjusted from $1.48 per share of common stock to $0.95 per share. In accordance with generally accepted accounting principles, we recorded a deemed dividend of $34.6 million, which is attributable to the additional incremental number of shares the Series A convertible preferred stock convertible into common stock.

We also issued 213,375 shares of common stock during the quarter ended September 30, 2003, as consideration for an agreement to amend our equipment lease obligations.

During the nine months ended September 30, 2003, Series A convertible preferred stockholders converted 426,080 shares of convertible preferred stock at a recorded value of $11.6 million into 13,560,432 shares of common stock. As of September 30, 2003, the Company had 2,505,722 shares of Series A convertible preferred stock outstanding with a recorded value of $68.2 million.

10. SUBSEQUENT EVENTS

On October 1, 2003 we acquired netVmg, a privately held route optimization company. We issued to the selling shareholders approximately 345,000 shares of our Series A convertible preferred stock. As part of the acquisition agreement, the selling shareholders contributed $3.9 million of additional capital into netVmg to eliminate certain liabilities prior to the acquisition. Additionally, 1.5 million common stock warrants were issued to the selling shareholders. The warrants are exercisable only in the event the selling shareholders invest an amount no less than $4.4 million in any future private placement of Internap.

On October 20, 2003 we acquired Sockeye Networks, a route control service provider. We issued 1,420,775 shares of common shares as acquisition consideration. Both of these acquisitions will be recorded using the purchase price method of accounting under SFAS No. 141 “Business Combinations”.

11. RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research

INTERNAP NETWORK SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003—(Continued)

Bulletin No. 51, “Consolidated Financial Statements,” relating to consolidation of certain entities. First, FIN 46 will require identification of the Company’s participation in variable interests entities (“VIE”), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a stand-alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. Then, for entities identified as VIE, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 also sets forth certain disclosures regarding interests in VIE that are deemed significant, even if consolidation is not required. The Company evaluated its investments and other relationships and concluded that none qualify as a VIE as defined in FIN 46.

In February 2003, the Emerging Issues Task Force (“EITF”) issued an abstract, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Company adopted the provisions of this standard during the third quarter of 2003 and it had no material impact on the financial position and results from operations.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. This statement represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that are frequently used in connection with share repurchase programs. This statement is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company adopted the provisions of this standard during the third quarter of 2003 and it had no material impact on the financial position and results from operations.

Report of Independent Accountants

To the Board of Directors and Stockholders

of Internap Network Services Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Internap Network Services Corporation at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” resulting in cessation of the amortization of goodwill in 2002.

PricewaterhouseCoopers LLP

Seattle, Washington

April 14, 2003

INTERNAP NETWORK SERVICES CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2001	2002
ASSETS
Current assets:
Cash and cash equivalents	$63,551	$25,219
Short-term investments	18,755	—
Accounts receivable, net of allowance of $1,183 and $1,595, respectively	14,749	15,232
Prepaid expenses and other assets	2,981	5,632

Total current assets	100,036	46,083
Property and equipment, net	139,589	88,394
Restricted cash	2,432	2,053
Investments	2,794	3,047
Other intangible assets, net of accumulated amortization of $7,939 and $13,578, respectively	9,196	3,557
Goodwill, net of accumulated amortization of $24,177	27,022	27,022
Deposits and other assets, net	3,908	2,813

Total assets	$284,977	$172,969

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,058	$13,247
Accrued liabilities	16,727	11,020
Deferred revenue	2,747	6,850
Notes payable, current portion	2,038	4,514
Line of credit	10,000	10,000
Capital lease obligations, current portion	22,450	2,831
Restructuring liability, current portion	16,498	6,574

Total current liabilities	83,518	55,036
Deferred revenue	9,755	1,317
Notes payable, less current portion	954	5,196
Capital lease obligations, less current portion	15,494	22,717
Restructuring liability, less current portion	22,773	7,078

Total liabilities	132,494	91,344

Commitments and contingencies (Note 14)
Series A convertible preferred stock, $0.001 par value, 3,500 shares designated; 3,171 and 2,931 shares issued and outstanding, respectively with a liquidation preference of $101,487 and $93,792 respectively	86,314	79,790

Stockholders’ equity:
Common stock, $0.001 par value, 600,000 shares authorized, 151,294 and 160,094 shares issued and outstanding, respectively	151	160
Additional paid in capital	794,459	798,344
Deferred stock compensation	(4,371)	(396)
Accumulated deficit	(724,077)	(796,422)
Accumulated other comprehensive income	7	149

Total stockholders’ equity	66,169	1,835

Total liabilities and stockholders’ equity	$284,977	$172,969

The accompanying notes are an integral part of these consolidated financial statements.

INTERNAP NETWORK SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	2000	2001	2002
Revenues	$69,613	$117,404	$132,487

Costs and expenses:
Direct cost of network	62,465	98,915	83,207
Customer support	20,320	21,480	12,913
Product development	11,924	12,233	7,447
Sales and marketing	35,390	38,151	21,641
General and administrative	32,962	44,491	20,848
Depreciation and amortization	20,522	48,550	49,600
Amortization of goodwill and other intangible assets	54,334	38,116	5,626
Amortization of deferred stock compensation	10,651	4,217	260
Lease termination expense	—	—	804
Restructuring costs	—	64,096	(3,781)
Impairment of goodwill and other intangible assets	—	195,986	—
Loss on sales and retirements of property and equipment	—	2,714	2,829
In-process research and development	18,000	—	—

Total operating costs and expenses	266,568	568,949	201,394

Loss from operations	(196,955)	(451,545)	(68,907)

Other income (expense):
Interest income (expense), net	11,498	(1,272)	(2,194)
Loss on investments	—	(26,345)	(1,244)

Total other income (expense)	11,498	(27,617)	(3,438)

Net loss	$(185,457)	$(479,162)	$(72,345)

Basic and diluted net loss per share	$(1.30)	$(3.19)	$(.47)

Weighted average shares used in computing basic and diluted net loss per share	142,451	150,328	155,545

The accompanying notes are an integral part of these consolidated financial statements.

INTERNAP NETWORK SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

From January 1, 2000 to December 31, 2002

(In thousands)

	Common Stock		Additional Paid-In Capital	No Par Value Common Stock	Deferred Stock Compensation	Accumulated Deficit	Accumulated Items of Comprehensive Income (Loss)	Total Stockholders’ Equity	Comprehensive Loss
	Shares	Par Value
Balance, January 1, 2000	132,089	$—	$—	$287,186	$(17,228)	$(59,458)	$—	$210,500
Issuance of common stock, net of costs of proceeds	3,450	—	—	141,953	—	—	—	141,953
Amortization of deferred stock compensation	—	—	—	—	10,651	—	—	10,651
Exercise of employee stock options	3,686	—	—	5,895	—	—	—	5,895
Issuance of Employee Stock Purchase Plan shares	350	—	—	3,237	—	—	—	3,237
Exercise of warrants to purchase common stock	296	—	—	443	—	—	—	443
Purchase of CO Space	6,881	—	—	254,951	—	—	—	254,951
Purchase of VPNX.com	2,027	—	—	92,232	(5,138)	—	—	87,094
Issuance of warrants to purchase common stock	—	—	—	286	—	—	—	286
Comprehensive loss:
Net loss	—	—	—	—	—	(185,457)	—	(185,457)	$(185,457)
Unrealized gain on investments	—	—	—	—	—	—	2,400	2,400	2,400

Comprehensive loss, December 31, 2000	—	—	—	—	—	—	—	—	$(183,057)

Balance, December 31, 2000	148,779	—	—	786,183	(11,715)	(244,915)	2,400	531,953
Amortization of deferred stock compensation	—	—	—	(1,893)	6,110	—	—	4,217
Reversal of deferred stock compensation for terminated employees	—	—	—	(1,234)	1,234	—	—	—
Sale of stock through the Employee Stock Purchase Plan	1,292	—	—	1,745	—	—	—	1,745
Exercise of employee stock options	1,223	—	—	440	—	—	—	440
Issuance of Common Stock warrants in conjunction with Series A financing	—	—	—	9,321	—	—	—	9,321
Issuance of a warrants to purchase shares of common stock to non-employees	—	—	—	48	—	—	—	48
Establishment of par value of common stock	—	151	794,459	(794,610)	—	—	—	—
Comprehensive loss:
Net loss	—	—	—	—	—	(479,162)	—	(479,162)	$(479,162)
Unrealized loss on investments	—	—	—	—	—	—	(16,883)	(16,883)	(16,883)
Realized loss on investments	—	—	—	—	—	—	14,490	14,490	14,490

Comprehensive loss, December 31, 2001	—	—	—	—	—	—	—	—	$(481,555)

Balance, December 31, 2001	151,294	151	794,459	—	(4,371)	(724,077)	7	66,169
Amortization of deferred stock compensation	—	—	(2,668)	—	2,928	—	—	260
Reversal of deferred stock compensation for terminated employees	—	—	(1,047)	—	1,047	—	—	—
Sale of stock through the Employee Stock Purchase Plan	1,599	2	696	—	—	—	—	698
Exercise of options and warrants to purchase common stock	1,915	2	275	—	—	—	—	277
Conversion of Series A preferred stock to common stock	5,174	5	6,518	—	—	—	—	6,523
Issuance and exercise of warrants to purchase common stock to non-employees	112	—	111	—	—	—	—	111
Comprehensive loss:
Net loss	—	—	—	—	—	(72,345)	—	(72,345)	$(72,345)
Realized loss on investments	—	—	—	—	—	—	(7)	(7)	(7)
Unrealized gain on investments	—	—	—	—	—	—	149	149	149

Comprehensive loss, December 31, 2002	—	—	—	—	—	—	—	—	$(72,203)

Balance, December 31, 2002	160,094	$160	$798,344	$—	$(396)	$(796,422)	$149	$1,835

The accompanying notes are an integral part of these consolidated financial statements.

INTERNAP NETWORK SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Net loss	$(185,457)	$(479,162)	$(72,345)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	74,856	86,666	55,226
Impairment of goodwill and other intangible assets	—	195,986	—
Loss on disposal of assets	—	2,714	2,829
Non-cash restructuring costs/(adjustments)	—	4,714	(4,602)
Non-cash interest expense on capital lease obligations	—	—	702
Provision for doubtful accounts	1,643	4,798	1,902
Provision notes receivable	—	6,000	—
Loss on write-down of deposits related to a lease termination	—	—	474
Loss on write-down of investment	—	4,824	—
Loss on sale of investment security	—	14,490	—
Loss on equity-method investment	—	1,216	1,244
Non-cash expense related to warrants issued	286	48	—
Non-cash compensation expense	10,651	4,217	260
Acquired in-process research and development	18,000	—	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(17,294)	744	(2,385)
Prepaid expenses and other assets	(7,380)	4,248	712
Accounts payable	(5,293)	(8,477)	(802)
Deferred revenue	3,963	(2,228)	(4,335)
Accrued restructuring	—	39,271	(15,284)
Accrued liabilities	10,921	(3,117)	(3,857)

Net cash used in operating activities	(95,104)	(123,048)	(40,261)

Cash flows from investing activities:
Purchases of property and equipment	(57,698)	(32,094)	(8,632)
Sales of property and equipment	—	1,880	434
Acquisitions, net of cash acquired	(12,173)	—	—
Collection of full recourse notes assumed for outstanding common stock	642	—	—
Purchase of investments	(161,080)	(22,729)	—
Investment in equity-method investee	—	(2,833)	(1,347)
Redemption of investments	132,838	61,985	18,747
Restriction of cash related to obtaining lease lines and letters of credit	(8,515)	6,083	379
Payments for patents and trademarks	(207)	—	—

Net cash (used in) provided by investing activities	(106,193)	12,292	9,581

Cash flows from financing activities:
Proceeds from the issuance of Series A convertible preferred stock, net of issuance costs	—	95,635	—
Principal payments on equipment financing notes payable	(1,442)	(2,317)	(3,420)
Proceeds from line of credit	8,475	—	5,000
Principal payments on capital lease obligations	(11,005)	(23,356)	(10,318)
Proceeds from equipment leaseback financing	717	—	—
Proceeds from exercise of warrants	443	—	111
Proceeds from exercise of stock options	5,895	440	277
Proceeds from issuance of common stock, net of issuance costs	145,190	1,745	698

Net cash provided by (used in) financing activities	148,273	72,147	(7,652)

Net decrease in cash and cash equivalents	(53,024)	(38,609)	(38,332)
Cash and cash equivalents at beginning of period	155,184	102,160	63,551

Cash and cash equivalents at end of period	$102,160	$63,551	$25,219

INTERNAP NETWORK SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In thousands)

	Year Ended December 31,
	2000	2001	2002
Supplemental disclosure of cash flow information:
Cash paid for interest, net of amounts capitalized	$2,851	$5,235	$3,264

Non-cash adjustment to fixed assets and capital leases due to restructuring of capital lease obligation	$—	$—	$3,710

Impairment of fixed assets due to restructuring	$—	$—	$5,175

Equipment note transferred from line of credit	$—	$—	$5,000

Prepayment of future lease obligation via note payable	$—	$—	$3,300

Accrued expenses transferred to a note payable	$—	$—	$1,838

Purchase of property and equipment financed with capital leases	$35,054	$18,511	$930

Forfeiture of deposits to restructuring	$—	$—	$558

Change in accounts payable attributable to purchases of property and equipment	$13,556	$(5,311)	$(991)

Non-cash cost of issuing Series A convertible preferred stock	$—	$500	$—

Conversion of preferred stock to common stock	$—	$—	$6,523

Items of other comprehensive income	$—	$—	$142

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE COMPANY

Internap Network Services Corporation (“Internap,” “we,” “us,” “our” or the “Company”) is a leading provider of Internet Protocol (IP)-based connectivity solutions to businesses that need assured network availability for mission-critical applications. Customers connected to the Internet through one of our service points have their data intelligently routed to and from destinations on the Internet using our overlay network, which analyzes the traffic situation on the major networks that comprise the Internet and delivers mission-critical information and communications fast and reliably. Use of our overlay network usually results in lower instances of data loss and greater quality of service than services offered by conventional Internet connectivity providers. In addition to IP connectivity, we offer colocation services and virtual private networking (“VPN”) services. We also complement our service offerings as resellers of value-added VPN, content delivery network (“CDN”), managed security and managed storage services. The majority of our revenue is derived from high-performance Internet connectivity and related colocation services. As of December 31, 2002, we provided our services to 1,273 customers located throughout the United States and globally.

Our high-performance Internet connectivity services are available at speeds ranging from fractional T-1 (256 kbps) to OC-12 (622 mbps), and Ethernet Connectivity from 10 mbps to 1,000 mbps (Gigabit Ethernet) from Internap’s 34 service points to customers. We provide our connectivity services through the deployment of service points, which are redundant network infrastructure facilities coupled with our proprietary routing technology. Service points maintain high-speed, dedicated connections to major global Internet networks, commonly referred to as backbones. As of December 31, 2002, we operated 34 service points in 17 major metropolitan market areas.

On September 17, 2001, Internap changed the state of its incorporation from Washington to Delaware with the approval of its stockholders. We accomplished the reincorporation by merging Internap Network Services Corporation with and into our newly formed, wholly owned Delaware subsidiary, Internap Delaware, Inc. Upon consummation of the merger, stockholders of Internap Network Services Corporation became stockholders of Internap Delaware, Inc. and Internap Delaware’s name was changed to Internap Network Services Corporation. As a result of the reincorporation, the amount of authorized common and preferred stock changed to 600,000,000 and 200,000,000, respectively, and par value of $0.001 was established.

During December 1999, we formed a wholly owned subsidiary in the United Kingdom, Internap Network Services U.K. Limited, and during June 2000, we formed a wholly owned subsidiary in the Netherlands, Internap Network Services B.V. During 2002, we discontinued our operations in Amsterdam and are providing service to our Amsterdam customers from our London service point. The consolidated financial statements of the Internap Network Services Corporation include all activity of these subsidiaries since their dates of incorporation forward. Foreign exchange gains and losses have not been material to date.

We have a limited operating history and our operations are subject to certain risks and uncertainties frequently encountered by rapidly evolving markets. These risks include the failure to develop or supply technology or services, the ability to obtain adequate financing, competition within the industry and technology trends.

We have experienced significant net operating losses since inception. During fiscal 2002, we incurred net losses of $72.3 million and used $40.3 million of cash in our operating activities. Management expects operating losses will continue through December 31, 2003. During 2002, we have decreased the size of our workforce by 216 employees, or 40% as compared to the number of employees at December 31, 2001, and terminated certain real estate leases and commitments in order to control costs. Our plans indicate our existing cash and investments are adequate to fund our operations through December 31, 2003. However, our capital requirements depend on several factors, including the rate of market acceptance of our services, the ability to expand and retain our

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

customer base and other factors. If we fail to realize our planned revenues or costs, management believes it has the ability to curtail capital spending and reduce expenses to ensure cash and investments will be sufficient to meet our cash requirements and our loan covenants through December 31, 2003. If, however, our cash requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from the sales of our services, we may require additional financing sooner than anticipated. We cannot assure such financing will be available on acceptable terms, if at all.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Accounting principles

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of Internap Network Services Corporation and all majority owned subsidiaries. Significant inter-company transactions have been eliminated in consolidation.

Estimates and assumptions

The consolidated financial statements of Internap Network Services Corporation have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, doubtful accounts, investments, intangible assets, income taxes, restructuring costs, long-term service contracts, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Cash and cash equivalents

We consider all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase and money market mutual funds to be cash equivalents. We invest our cash and cash equivalents with major financial institutions and may, at times, exceed federally insured limits. We believe that the risk of loss is minimal. To date, we have not experienced any losses related to cash and cash equivalents.

At December 31, 2002 and 2001 we had placed approximately $2.1 and $2.4 million respectively, in restricted cash accounts to collateralize letters of credit with financial institutions. These amounts are reported separately as restricted cash and are classified as non-current assets.

Investments

Our investments are comprised of U.S. Treasury, Government Agency, and corporate debt and equity securities.

We classify our marketable securities for which there is a determinable fair value as available-for-sale in accordance with the provisions of Statement of Financial Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available-for-sale securities are reported at fair value with the related unrealized gains and losses included in other comprehensive income. The fair values of investments are determined based on quoted market prices for those securities. The cost of securities sold is based on the specific identification method. Realized gains and losses and declines in value of securities judged to be other than temporary are recorded as a component of losses on investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We account for investments without readily determinable fair values at historical cost, as determined by our initial investment. The recorded value of cost basis investments is periodically reviewed to determine the propriety of the recorded basis. When a decline in the value that is judged to be other than temporary has occurred based on available data, the cost basis is reduced and an investment loss is recorded.

We account for investments that provide us with the ability to exercise significant influence, but not control, over an investee using the equity method of accounting. Significant influence, but not control, is generally deemed to exist if Internap has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as minority interest protections, are considered in determining whether the equity method of accounting is appropriate. As of December 31, 2001 and 2002, we have a single investment that qualifies for equity method accounting, our joint venture with NTT-ME Corporation of Japan. We record our proportional share of the losses of our investee one month in arrears. We record our investment in our equity-method investee on the consolidated balance sheets as a component of non-current investments and our share of the investee’s losses as loss on investment on the consolidated statements of operations.

Accounts receivable and concentration of credit risk

We extend trade credit terms to our customers based upon credit analysis performed by management. Further credit reviews are performed on a periodic basis as deemed necessary. Generally, collateral is not required on accounts receivable, however, advance deposits are collected for accounts considered credit risks. An allowance is made for customer accounts for which collection has become doubtful. The allowance is maintained until such time as collection becomes probable.

Fair value of financial instruments

Our short-term financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, notes payable, capital lease obligations, and the line of credit are carried at cost. The cost of our short-term financial instruments approximate fair value due to their relatively short maturities. The carrying value of our long-term financial instruments, including notes payable and capital lease obligations, approximate fair value as the interest rates approximate current market rates of similar debt obligations.

Property and equipment

Property and equipment are carried at original acquisition cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the lesser of the estimated useful lives of the assets or the duration of the underlying lease obligation or commitment. Estimated useful lives used for network equipment are three years, furniture, equipment and software are three to seven years, and leasehold improvements are the shorter of seven years or the duration of the lease. Lease obligations and commitment durations range from 24 months for certain networking equipment to 180 months for certain leasehold improvements. Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Gains or losses from asset disposals are charged to operations.

Costs of computer software developed or obtained for internal use

In accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” we capitalize certain direct costs incurred developing internal use software. During the year ended December 31, 2000, 2001 and 2002, we capitalized approximately $1.3 million, $3.0 million and $820,000, respectively, of internal software development costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and other intangible assets

Goodwill and other intangible assets consist of goodwill, covenants not to compete and developed technology recorded as a result of our acquisition of VPNX.com, Inc. We adopted SFAS No. 142, “Goodwill and Other Intangible Assets” during 2002. Accordingly, effective January 1, 2002, goodwill is not being amortized and is being reviewed for impairment on an annual basis, or more frequently if indications of impairment arise. We have determined that the remainder of our intangible assets have finite lives and we have recorded these assets at cost less accumulated amortization. Intangibles, other than goodwill, are being amortized on a straight-line basis over the economic useful life of the assets, estimated to be three years, except approximately $435,000 of capitalized patent costs, which are being amortized over 15 years.

Valuation of long-lived assets

Management periodically evaluates the carrying value of its long-lived assets, including, but not limited to, property and equipment pursuant to the guidance provided by SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets”. The carrying value of a long-lived asset is considered impaired when the undiscounted cash flow from such asset is separately identifiable and is estimated to be less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of would be determined in a similar manner, except that fair values would be reduced by the cost of disposal. Losses due to impairment of long-lived assets are charged to operations during the period in which the impairment is identified.

Income taxes

We account for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance to reduce our deferred tax assets to their estimated realizable value.

Stock-based compensation

On December 31, 2002, we had eight stock-based employee compensation plans, which are described more fully in Note 16. The company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issues to Employees,” and related interpretations. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

	Year Ended December 31
	2000	2001	2002
Net loss, as reported	$(185,457)	$(479,162)	$(72,345)
Add: stock-based employee compensation expense included in reported net loss	10,651	4,217	260
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(142,794)	32,844	37,577

Pro forma net loss	$(317,600)	$(442,101)	$(34,508)

Loss per share:
Basic and diluted—as reported	$(1.30)	$(3.19)	$(.47)

Basic and diluted—pro forma	$(2.23)	$(2.94)	$(.22)

The $32.8 million and $37.6 million pro forma reductions of employee compensation expense during 2001 and 2002 were due to a $184.2 million and $115.1 million effect related to options cancelled as a result of employee terminations, offset by amortization of compensation determined under the fair-value based method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue recognition

We recognize revenues when persuasive evidence of an arrangement exists, the service has been provided, the fees for the service rendered are fixed or determinable and collectibility is probable. We review the creditworthiness of our customers routinely. If we determine that collection of service revenues is uncertain, we do not recognize revenue until cash has been collected. Customers are billed for services as of the first day of each month either on a usage or a flat-rate basis. The usage based billing relates to the month prior to the month in which the billing occurs, whereas certain flat rate billings relate to the month in which the billing occurs.

Revenues associated with billings for installation of customer network equipment are deferred and amortized over the estimated life of the customer relationship in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 as the installation service is integral to our primary service offering. Deferred revenues consist of revenues for services to be delivered in the future, which are amortized over the respective service period, and billings for initial installation of customer network equipment.

Product development costs

Product development costs are primarily related to network engineering costs associated with changes to the functionality of the Internap’s proprietary services and network architecture. Such costs that do not qualify for capitalization are expensed as incurred. Research and development costs, which are included in product development cost, primarily consist of compensation cost related to our service development network architecture and are expensed as incurred. Research and development costs were approximately, $7.7 million, $6.3 million, and $4.1 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Advertising costs

We expense all advertising costs as they are incurred. Advertising costs for 2000, 2001 and 2002 were, $2.9 million, $4.5 million and $575,000, respectively.

Net loss per share

Basic and diluted net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period, less the weighted average number of unvested shares of common stock issued that are subject to repurchase. The Company has excluded all outstanding convertible preferred stock, warrants to purchase convertible preferred stock, outstanding options to purchase common stock and shares subject to repurchase from the calculation of diluted net loss per share, as such securities are antidilutive for all periods presented.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31,
	2000	2001	2002
Net loss	$(185,457)	$(479,162)	$(72,345)

Basic and diluted:
Weighted average shares of common stock outstanding used in computing basic and diluted net loss per share	142,451	150,328	155,545

Basic and diluted net loss per share	$(1.30)	$(3.19)	$(0.47)

Antidilutive securities not included in diluted net loss per share calculation:
Convertible preferred stock—equivalent common shares	—	68,455	63,281
Options to purchase common stock	24,159	25,732	23,321
Warrants to purchase common and Series B convertible preferred stock	1,646	18,259	17,327
Unvested shares of common stock subject to repurchase	100	—	—

	25,905	112,446	103,929

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment information

The Company uses the management approach for determining which, if any, of its products, locations, customers or management structures constitute a reportable business segment. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments. Management uses one measurement of profitability and does not disaggregate its business for internal reporting and therefore operates in a single business segment. Through December 31, 2002, long-lived assets and revenues located outside the United States are not significant.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which is effective January 1, 2003. This standard addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is currently assessing the application of SFAS No. 143.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. This Statement also amends APB No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This standard is effective for fiscal years beginning after December 15, 2001 and, therefore, was adopted by the Company during 2002.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard requires costs associated with exit or disposal activities to be recognized when they are incurred. The requirements of SFAS No. 146 apply prospectively to activities that are initiated after December 31, 2002, and as such, the Company cannot reasonably estimate the impact of adopting these new rules until and unless it undertakes relevant activities in future periods.

In December 2002, the FASB issues SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” This standard amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of this standard during 2002.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others”, which clarifies the requirements of SFAS No. 5, “Accounting for Contingencies”, relating to a guarantor’s accounting for and disclosures of certain guarantees issued. FIN 45 requires enhanced disclosures for certain guarantees. It also will require certain guarantees that are issued or modified after December 31, 2002, including certain third-party guarantees, to be initially recorded on the balance sheet at fair value. The Company has determined that the implementation of this standard will not have a material effect on its previously issued financial statements. The Company cannot reasonably estimate the impact of adopting FIN 45 until guarantees are issued or modified in future periods, at which time their results will be initially reported in the financial statements.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements,” relating to consolidation of certain entities. First, FIN 46 will require identification of the Company’s participation in variable interests entities (“VIE”), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a standalone basis, or whose equity holders lack certain characteristics of a controlling financial interest. Then, for entities identified as VIE, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 also sets forth certain disclosures regarding interests in VIE that are deemed significant, even if consolidation is not required. The Company is currently assessing the application of FIN 46 as it relates to its variable interests.

In February 2003, the EITF issued an abstract, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Company is currently assessing the impact of EITF No. 00-21 as it relates to revenue arrangements with multiple deliverables.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year presentation. These reclassifications had no impact on previously reported net loss, stockholders’ equity or cash flows.

3. IMPAIRMENT AND RESTRUCTURING COSTS

2001 Restructuring charge

During fiscal year 2001, due to the decline and uncertainty of the telecommunications market, we announced two separate restructurings of our business. Under the restructuring programs, management decided to exit certain non-strategic real estate lease and license arrangements, consolidate and exit redundant network connections and streamline the operating cost structure. As part of the 2001 restructuring activity, 313 employees were involuntarily terminated. Employee separations occurred in all Internap departments. The majority of the costs related to the termination of employees in 2001 and were paid during 2001. The total charges include restructuring costs of $71.6 million. During fiscal year 2001, we incurred cash restructuring expenditures totaling $19.9 million and non-cash restructuring expenditures of $4.7 million. We reduced the original 2001 restructuring charge cost estimate by $7.7 million primarily as a result of favorable lease obligation settlements, leaving a balance of $39.3 million as of December 31, 2001. During the first and third quarters of 2002, we further reduced our 2001 restructuring charge liability by $5.0 million and $7.2 million, respectively. The first reduction was primarily due to settlements to terminate and restructure certain colocation lease obligations on terms more favorable than our original restructuring estimates. The second reduction was primarily due to the decision to relocate our corporate headquarters to the previously restructured Atlanta, Georgia facility. Pursuant to the original restructuring plans, we did not anticipate using the Atlanta facility in the future. However, due to changes in management, corporate direction, and other factors, which could not be foreseen at the time of the original restructuring plans, the Atlanta facility was selected as the location for the new corporate headquarters.

2002 Restructuring and asset impairment charge

With the continuing decline and uncertainty in the telecommunications market during 2002, we implemented additional restructuring actions to align our business with market opportunities. As a result, we recorded a business restructuring charge and asset impairments of $7.6 million in the three months ended September 30, 2002. The charges were primarily comprised of real estate obligations related to a decision to relocate the corporate headquarters from Seattle, Washington to an existing leased facility in Atlanta, Georgia, net asset write-downs related to the departure from the Seattle office and costs associated with further personnel

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reductions. The restructuring and asset impairment charge of $7.6 million during 2002 was offset by a $7.2 million adjustment, described above, resulting from the decision to utilize the Atlanta facility as our corporate headquarters. The previously unused space in the Atlanta location had been accrued as part of the restructuring liability established during fiscal year 2001.

Included in the $7.6 million 2002 restructuring charge are $1.1 million of personnel costs related to a reduction in force of approximately 145 employees. This represents employee severance payments made during 2002. We expect that there will be additional restructuring costs in the future as additional payments are made to employees who are subject to deferred compensation arrangements payable at the completion of interim employment agreements. We expect these costs to total less than $1.0 million. Additionally, we continue to evaluate the restructuring reserve as plans are being executed, which could result in additional charges or adjustments.

Real estate obligations

Both the 2001 and 2002 restructuring plans require us to abandon certain leased properties not currently in use or that will not be utilized by us in the future. Also included in real estate obligations is the abandonment of certain colocation license obligations. Accordingly, we recorded real estate related restructuring costs of $40.8 million, net of non-cash plan adjustments, which are estimates of losses in excess of estimated sublease revenues or termination fees to be incurred on these real estate obligations over the remaining lease terms expiring through 2015. This cost was determined based upon our estimate of anticipated sublease rates and time to sublease the facility. If rental rates decrease in these markets or if it takes longer than expected to sublease these properties, the actual loss could exceed this estimate.

Network infrastructure obligations

The changes to our network infrastructure require that we decommission certain network ports we do not currently use and will not use in the future pursuant to the restructuring plan. These costs have been accrued as components of the restructuring charge because they represent amounts to be incurred under contractual obligations in existence at the time the restructuring plan was initiated. These contractual obligations will continue in the future with no economic benefit, or they contain penalties that will be incurred if the obligations are cancelled.

Asset impairments

On June 20, 2000, we completed the acquisition of CO Space, which was accounted for under the purchase method of accounting. The purchase price was allocated to net tangible assets and identifiable intangible assets and goodwill.

On February 28, 2001, management and the board of directors approved a restructuring plan that included ceasing development of the executed but undeveloped leases and the termination of core colocation development personnel. Consequently, financial projections for the business were lowered and, pursuant to the guidance provided by Financial Accounting Standards Board No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS 121”), management completed a cash flow analysis of the colocation assets, including the assets acquired from CO Space. The cash flow analysis showed that the estimated cash flows were less than the carrying value of the colocation assets. Accordingly, pursuant to SFAS 121, management estimated the fair value of the colocation assets to be $79.5 million based upon a discounted future cash flow analysis. As estimated fair value of the colocation assets was less than their recorded amounts, we recorded an impairment charge of approximately $196.0 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table displays the activity and balances for restructuring and asset impairment activity for 2001 (in millions):

	Charge		Cash Reductions		Non-cash Write-downs	Non-cash Plan Adjustments	December 31, 2001 Restructuring Liability
Restructuring costs
Real estate obligations	$60.0	(a)	$(14.7	)(a)	$(3.7)	$(7.0)	$34.6
Employee separations	3.3		(3.2)		—	—	0.1
Network infrastructure obligations	6.3		(1.9)		(1.0)	(0.7)	2.7
Other	2.0		(0.1)		—	—	1.9

Total	71.6		(19.9)		(4.7)	(7.7)	39.3

Asset impairments
Goodwill	176.1		—		(176.1)	—	—
Assembled workforce	1.5		—		(1.5)	—	—
Trade name and trademarks	2.2		—		(2.2)	—	—
Completed real estate leases	14.8		—		(14.8)	—	—
Customer relationships	1.4		—		(1.4)	—	—

Total asset impairments	196.0		—		(196.0)	—	—

Total	$267.6		$(19.9)		$(200.7)	$(7.7)	$39.3

(a)	Includes the use of $6.0 million in restricted cash related to payment of a lease deposit on our corporate office space.

Of the $71.6 million recorded during 2001 as restructuring reserves, approximately $50.7 million related to the direct cost of network, $1.1 million related to customer support, $0.3 million related to product development, $1.5 million related to sales and marketing and $18.0 million related to general and administrative costs.

The following table displays the activity and balances for restructuring and asset impairment activity for 2002 (in millions):

	December 31, 2001 Restructuring Liability	Restructuring and Impairment Charge	Cash Reductions	Non-cash and Write Downs	Non-cash Plan Adjustments	December 31, 2002 Restructuring Liability
Restructuring costs activity for 2001 restructuring charge—
Real estate obligations	$34.6	$—	$(11.2)	$(1.6)	$(12.2)	$9.6

Network infrastructure obligations	2.7		(1.4)	—	—	1.3
Other	2.0	—	(0.9)	—	—	1.1
Restructuring costs activity for 2002 restructuring charge—
Real estate obligations	—	2.2	(0.4)	—	—	1.8
Personnel	—	1.1	(1.1)	—	—	—
Other	—	0.2	(0.1)	—	—	0.1

Total	39.3	3.5	(15.1)	(1.6)	(12.2)	13.9
Net asset write-downs for 2002 restructuring charge	—	4.1	—	(4.3)	—	(0.2)

Total	$39.3	$7.6	$(15.1)	$(5.9)	$(12.2)	$13.7

Of the $3.5 million recorded during 2002 as restructuring reserves, approximately $212,000 related to the direct cost of network and $3.3 million related to general and administrative costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We expect to complete the majority of these restructuring activities related to the 2001 and 2002 restructuring charges during 2003, although certain remaining restructured real estate and network obligations represent long-term contractual obligations that extend beyond 2003.

4. BUSINESS COMBINATIONS

On June 20, 2000, we completed our acquisition of CO Space, Inc. (“CO Space”). CO Space provides colocation, or data center, space to customers who wish to colocate certain computer server and telecommunications equipment with a third party provider. We have integrated the CO Space service into our primary service offerings. The acquisition was recorded using the purchase method of accounting under Accounting Principle Board Opinion No. 16 (“APB 16”). The aggregate purchase price of the acquired company, plus related charges, was approximately $270.9 million and was comprised of our common stock, cash, acquisition costs and options to purchase common stock. The Company issued approximately 6,881,000 shares of common stock and assumed options to purchase CO Space common stock that were subsequently converted into options to purchase approximately 322,000 shares of our common stock to effect the transaction. Results of operations of CO Space have been included in our financial results since the closing date of the transaction.

Supplemental disclosure of cash flow information for CO Space is as follows (in thousands):

Cash acquired	$3,488
Accounts receivable	546
Property and equipment, net	36,715
Full recourse notes receivable for outstanding common stock	642
Other tangible assets	1,887

Tangible assets acquired	43,278

Customer relationships	1,800
Completed real estate leases	19,300
Trade name and trademarks	2,800
Workforce in place	2,000
Goodwill	229,160

Intangible assets acquired	255,060

Total assets acquired	$298,338

Cash paid	$7,200
Acquisition expenses incurred	12,383
Liabilities assumed	23,804
Value of stock and options issued	254,951

Total cash paid, liabilities assumed, common stock issued and options assumed	$298,338

On July 31, 2000, we completed our acquisition of VPNX.com, Inc., formerly Switchsoft Systems, Inc. (“VPNX”). The acquisition was recorded using the purchase method of accounting under APB 16. The aggregate purchase price of the acquired company, plus related charges, was approximately $87.4 million and was comprised of our common stock, cash, acquisition costs and assumed options to purchase common stock. We issued approximately 2,027,000 shares of common stock and assumed options to purchase VPNX common stock that were subsequently converted into options to purchase approximately 268,000 shares of the our common stock to effect the transaction. Results of operations of VPNX have been included in our financial results since the closing date of the transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental disclosure of cash flow information for VPNX is as follows (in thousands):

Cash acquired	$3,070
Property and equipment	834
Other tangible assets	798

Tangible assets acquired	4,702

Developed technology	2,600
Acquired in-process research and development	18,000
Covenants not to compete	14,100
Workforce in place	1,000
Goodwill	50,199

Intangible assets acquired	85,899

Total assets acquired	$90,601

Acquisition expenses incurred	$329
Liabilities assumed	3,178
Value of stock and options issued	92,232
Deferred stock compensation	(5,138)

Total liabilities assumed, common stock issued and options assumed	$90,601

In accordance with APB 16, all identifiable assets were assigned a portion of the purchase price of the acquired companies on the basis of their respective fair values. Identifiable intangible assets and goodwill are included in “Goodwill and other intangible assets, net” on the accompanying consolidated balance sheets. Intangible assets are amortized over their average estimated useful lives. Intangible assets were identified and valued by considering our intended use of acquired assets, and analysis of data concerning products, technologies, markets, historical financial performance and underlying assumptions of future performance. The economic and competitive environments in which the acquired companies and we operate were also considered in the valuation analysis. The amount allocated to acquired in-process research and development is related to technology acquired from VPNX that was expensed immediately subsequent to the closing of the acquisition since the technology had not completed the preliminary stages of development, had not commenced application development and did not have alternative future uses. Furthermore, the technologies associated with the acquired in-process research and development does not have a proven market and are sufficiently complex so that the probability of completion of a marketable service or product cannot be determined. The fair value of the acquired in-process research and development was determined using the income approach, which estimates the expected cash flows from projects once commercially viable, and discounts expected future cash flows to present value. The percentage of completion for each project was determined based upon time and costs incurred on the project in addition to the relative complexity. The percentage of completion varied by individual project and ranged from 25% to 70%. The discount rate of 35% was used in the present value calculation was derived from an analysis of weighted average costs of capital, weighted average returns on assets, and venture capital rates of returns adjusted for the specific risks associated with the in-process research and development acquired. This analysis resulted in an allocation of $18.0 million to acquired in-process research and development expense. The development of the acquired technologies remains a significant risk as the nature of the efforts to develop the acquired technologies into commercially viable services consists primarily of planning, designing, and testing activities necessary to determine that the products can meet customer expectations.

The pro forma consolidated financial information for the year ended December 31, 2000, determined as if the acquisitions of CO Space and VPNX had occurred at the beginning of the year ended December 31, 2000, would have resulted in revenues of approximately $72.0 million, net loss of approximately $241.2 million and basic and diluted loss per share of approximately $1.64. This unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations in future periods or results that would have been achieved had we, CO Space and VPNX been combined during the specified periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. INVESTMENTS

On April 10, 2001, we announced the formation of a joint venture with NTT-ME Corporation of Japan. The formation of the joint venture involved our cash investment of $2.8 million to acquire 51% of the common stock of the newly formed entity, Internap Japan. We are unable to assert control over the joint venture’s operational and financial policies and practices required to account for the joint venture as a subsidiary whose assets, liabilities, revenues and expenses would be consolidated (due to certain minority interest protections afforded to our joint venture partner, NTT-ME Corporation). We are, however, able to assert significant influence over the joint venture and, therefore, account for our joint venture investment using the equity-method of accounting pursuant to Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” and consistent with EITF 96-16 “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.” During the year ended December 31, 2001, we recognized our proportional share of Internap Japan’s losses totaling $1.2 million, resulting in a net investment balance of $1.6 million. Our investment in Internap Japan is reflected as a component of long-term investments and losses are reflected as a component of loss on investments.

During the year ended December 31, 2002, the joint venture authorized a capital call in which we invested an additional $1.3 million and maintained our 51% ownership interest. Additionally, we recognized our proportional share of Internap Japan’s losses totaling $1.2 million and recorded an unrealized translation gain of $149,000, resulting in a net investment balance of $1.7 million at December 31, 2002.

Summarized balance sheet and results of operations of our equity-method investee, shown one month in arrears, are as follows (in thousands):

As of December 31, 2002
Current assets	$3,434
Total assets	4,373
Current liabilities	708
Total liabilities	708

For the Year Ended December 31, 2002
Revenues	$1,833
Net loss from continuing operations	(2,183)
Net loss	(2,169)

Pursuant to an investment agreement among Internap, Ledcor Limited Partnership, Worldwide Fiber Holdings Ltd. and 360networks, Inc. (“360networks”), on April 17, 2000, we purchased 374,182 shares of 360networks Class A Non-Voting Stock at $5.00 per share and, on April 26, 2000, we purchased 1,122,545 shares of 360networks Class A Subordinate Voting Stock at $13.23 per share. The total cash investment was $16.7 million. During 2001 we liquidated our entire investment in 360networks for cash proceeds of $2.2 million and recognized a loss on investment totaling $14.5 million.

We account for investments without readily determinable fair values at cost. Realized gains and losses and declines in value of securities judged to be other than temporary are included in other income (expense). On February 22, 2000, pursuant to an investment agreement, we purchased 588,236 shares of Aventail Corporation (“Aventail”) Series D preferred stock at $10.20 per share for a total cash investment of $6.0 million. Because Aventail is a privately held enterprise for which no active market for its securities exists, the investment is recorded as a cost basis investment. During the second quarter of 2001, we concluded based on available information, specifically Aventail’s most recent round of financing, that our investment in Aventail had

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

experienced a decline in value that was other than temporary. As a result during June 2001, we recognized a $4.8 million loss on investment when we reduced its recorded basis to $1.2 million, which remains its estimated value as of December 31, 2002.

Investments consisted of the following (in thousands):

	As of December 31, 2001
	Cost Basis	Unrealized Gain	Recorded Value
U.S. Government and Government Agency Debt Securities	$6,210	$3	$6,213
Corporate Debt Securities	12,538	4	12,542
Equity Securities	1,618	—	1,618
Cost Basis Investments	1,176	—	1,176

	$21,542	$7	$21,549

	As of December 31, 2002
	Cost Basis	Unrealized Gain	Recorded Value
Equity-method investments	$1,722	$149	$1,871
Cost Basis Investments	1,176	—	1,176

	$2,898	$149	$3,047

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31,
	2001	2002
Network equipment	$39,187	$56,663
Network equipment under capital lease	60,528	37,753
Furniture, equipment and software	34,921	26,024
Furniture, equipment and software under capital lease	3,609	4,378
Leasehold improvements	71,851	68,923

Property and equipment, gross	210,096	193,741
Less: Accumulated depreciation and amortization ($32,438 and $28,735 related to capital leases at December 31, 2001 and 2002, respectively)	(70,507)	(105,347)

Property and equipment, net	$139,589	$88,394

Assets under capital leases are pledged as collateral for the underlying lease agreements. Assets not under lease are pledged as collateral under our line of credit facility or notes payable facilities.

During the year ended December 31, 2002, the Company amended the terms of the master lease agreement with our primary supplier of networking equipment (Note 11). As part of this amendment we purchased a portion of our leased network equipment for $5.8 million. This purchase resulted in a $23.7 million transfer from network equipment under capital lease to network equipment and a transfer of $19.6 million of accumulated depreciation under capital lease to accumulated depreciation.

7. GOODWILL AND INTANGIBLE ASSETS

Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS No. 142, all goodwill amortization ceased effective January 1, 2002 and recorded goodwill was tested for impairment by comparing the fair value of Internap Network Services Corporation as a single reporting unit, as determined

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

by its implied market capitalization, to its consolidated carrying value including recorded goodwill. An impairment test is required to be performed at adoption of SFAS No. 142 and at least annually thereafter. Generally, any adjustments made as a result of the impairment testing are required to be recognized as operating expenses. We will perform our annual impairment testing during the third quarter of each year absent any impairment indicators that may cause more frequent analysis, as required by SFAS No. 142.

Based on our initial impairment test performed upon adoption of SFAS No. 142, we determined that none of the recorded goodwill was impaired as of January 1, 2002. During the period ended September 30, 2002, we performed our annual impairment testing. The Step 1 test, as defined by SFAS No. 142, was performed by comparing the adjusted book value of the consolidated company to its fair value. In determining Internap’s fair value we considered both market-based and income-based approaches to estimate value.

Based on the results of the analysis performed, we concluded that no goodwill impairment existed as of September 30, 2002. The assumptions, inputs and judgments used in performing the valuation analysis are inherently subjective and reflect estimates based on known facts and circumstances at the time the valuation was performed. The use of different assumptions, inputs and judgments, or changes in circumstances, could materially affect the results of the valuation. Adverse changes in the valuation would necessitate an impairment charge for the goodwill held by Internap. As of December 31, 2002, the recorded amount of goodwill totaled $27.0 million.

In connection with adopting SFAS 142, we also reassessed the useful lives and the classification of our amortizing identifiable intangible assets and determined that they continue to be appropriate. The components of our amortized intangible assets are as follows (in thousands):

	December 31, 2001		December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Contract based	$14,535	$(6,711)	$14,535	$(11,484)
Technology based	2,600	(1,228)	2,600	(2,094)

	$17,135	$(7,939)	$17,135	$(13,578)

Amortization expense for identifiable intangible assets during 2001 and 2002 was $5.6 million. Estimated amortization expense for the next 5 years and thereafter is as follows (in thousands):

Years Ending December 31,
2003	$3,275
2004	28
2005	28
2006	28
2007	28

Thereafter	170

Actual and adjusted results of operations for the years ended December 31, 2000, 2001 and 2002 had we applied the non-amortization provisions of SFAS No. 142 is as follows (in thousands, except per share amounts):

	Year Ended December 31,
	2000	2001	2002
Reported net loss	$(185,457)	$(479,162)	$(72,345)
Add amortization of goodwill	45,165	17,066	—

Adjusted net loss	$(140,292)	$(462,096)	$(72,345)

Reported net loss per share	$(1.30)	$(3.19)	$(0.47)
Adjusted net loss per share	(0.98)	(3.07)	(0.47)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. NOTE RECEIVABLE

During August 2000, we loaned a private network company $6.0 million in exchange for a convertible promissory note bearing interest at the prime rate plus 3% and initially maturing during May 2001. In two separate amendments executed during December 2000 and February 2001, we agreed to modify the note to eliminate the conversion feature and to extend the note’s maturity through the earlier of May 2004 or upon the completion of a transaction in which there is a change in control of borrower or in which the borrower sells substantially all its assets.

Subsequent to the February 2001 amendment, we performed an updated analysis of the collection risk associated with this note receivable. The results of our analysis indicated that there was substantial doubt that the borrower would be able to repay the $6.0 million obligation to us at the time of maturity. Therefore, we have recorded a provision of $6.0 million as an allowance against our note receivable. The impact of the provision is reflected as a component of loss on investments. As of December 31, 2001, the $6.0 million loan was outstanding and recorded at the outstanding balance as a note receivable offset in full by a $6.0 million allowance for doubtful collection.

During 2002, we entered into negotiations with the borrower to settle the amounts due to us in advance of the stated May 2004 maturity. As a result of the negotiations, we agreed to release the borrower of its liability to us under the note in exchange for a cash payment for outstanding accounts receivable and the note receivable and equity in the company, for which the estimated fair value is zero. During January of 2002 we have recognized an investment gain of $0.4 million with respect to the settlement of the note receivable.

9. ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	December 31,
	2001	2002
Network commitments	$6,609	$3,455
Compensation payable	2,722	1,478
Property and equipment purchases	2,227	2,228
Taxes	2,120	2,370
Other	2,004	574
Insurance payable	747	915
Acquisition costs	298	—

	$16,727	$11,020

10. LINE OF CREDIT AND NOTES PAYABLE

Line of credit and notes payable consist of the following (in thousands):

	December 31,
	2001	2002
Line of credit	$10,000	$10,000
Notes payable to financial institutions	2,992	6,094
Notes payable to vendors	—	3,616

	$12,992	$19,710

During June 1999, we entered into a line of credit agreement (the “Line”) with a financial institution allowing aggregate borrowings of up to $3.0 million for the purchase of equipment and working capital. This Line was amended during December 2000 to extend the maturity of the Line to June 30, 2001 and increase the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

allowable aggregate borrowings to $10.0 million as limited by certain borrowing base requirements which include maintaining certain levels of revenues, customer turnover ratios and tangible net worth. During 2001, the Line was amended to extend the maturity of the Line to December 31, 2001. The Line required monthly interest only payments at prime plus 1.0% (4.75% at December 31, 2001). Events of default for the Line, as amended, included failure to maintain certain financial covenants or a material adverse change in our financial position. A material adverse change was defined as a material impairment in the perfection or priority of the bank’s collateral or a material impairment of the prospect of repayment of the Line. As of December 31, 2001, we had drawn all amounts available under the facility.

During February 2002, the Line was renewed and allowed us to borrow an additional $5.0 million, up to $15.0 million in aggregate. The renewed facility was originally scheduled to expire on December 31, 2002. Our ability to maintain the drawn amount under the line of credit and have access to the additional $5.0 million depended on a number of factors including the level of eligible receivable balances and liquidity. The facility allowed advances equal to the greater of 80% of eligible accounts receivable or 25% of cash and short-term investments, whichever was greater. The facility contained financial covenants that required us to grow revenues, limit the cash losses, and required minimum levels of liquidity and tangible net worth as defined in the agreement. The lender also had the ability to demand repayment in the event, in their view, there has been a material adverse change in our business. At December 31, 2001, we were in compliance with the financial covenants. Payments under the line were interest only with the full principal due at maturity or renewal.

As part of our acquisition of CO Space on June 20, 2000, we assumed an equipment financing agreement (the “Equipment Note”) with a financial institution, which provided up to $2.0 million through the commitment termination date of June 30, 2000, for the purchase of equipment. The Equipment Note was signed on July 29, 1999, has a 42-month term, and bears interest at 3.25% over the yield of a 42-month U.S. Treasury Note on the day of funding. There are two loan schedules under the Equipment Financing Agreement with interest rates of 8.99% and 9.12%. The financing agreement calls for equal monthly principal and interest payments over the term of the Equipment Financing Agreement with a final payment of 8.5% of the original loan amount. As of December 31, 2001 and 2002, we had outstanding borrowings of approximately $0.9 million and $0.3 million, respectively, under this Equipment Note.

During October 2002, we entered into a revised loan and security agreement, refinancing the Line and the Equipment Note. Under the terms of the new loan and security agreement the $15 million outstanding under the previous facility was refinanced into a $15 million revolving line of credit and a $5 million term loan. Availability under the revolver is based on 80% of eligible accounts receivable plus 25% of unrestricted cash and investments. Availability is further restricted by the $5 million outstanding under the term loan until the Company achieves a specified minimum debt coverage service level for six consecutive months as defined in the agreement. The amount available under the revolver at the time of the refinancing and at December 31, 2002 was $10 million.

The revolving line of credit facility is a 24-month facility expiring during October 2004 and bears interest at a rate ranging from prime plus 1% to prime plus 2% per year (6.25% at December 31, 2002), depending on a certain balance sheet ratio as defined in the agreement. Monthly payments are interest only over the term of the facility. The term loan is a 36-month amortizing facility and bears interest at a fixed rate of 8% per year. Equal monthly payments of principal and interest are due over the term of the facility. The balance outstanding under the term loan was $5.0 million at December 31, 2002. Both the revolving facility and the term loan are governed by a common security agreement and are collateralized by substantially all the assets of the Company. The agreement allows the lender to require us to maintain cash and investment accounts with them and allows the lender greater control over our customer deposits, as defined in the agreement. Both the revolving credit facility and the term loan also contain financial covenants that require us to maintain a minimum tangible net worth as defined in the agreement. Further, the lender has the ability to demand repayment in the event, in its view, there has been a material adverse change in our business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During August 1999, we entered into an equipment financing arrangement with a finance company, which allows borrowings of up to $5.0 million for the purchase of property and equipment. The equipment financing arrangement includes sublimits of $3.5 million for equipment costs and $1.5 million for the acquisition of software and other service point and facility costs. Loans under the $3.5 million sublimit require monthly principal and interest payments over a term of 48 months. This facility bears interest at 7.5% plus an index rate based on the yield of 4-year U.S. Treasury Notes. Loans under the $1.5 million sublimit require monthly principal and interest payments over a term of 36 months. This facility bears interest at 7.9% plus an index rate based on the yield of 3-year U.S. Treasury Notes. Borrowings under each sublimit were completed prior to May 1, 2000, in accordance with the facility terms and the aggregate balance outstanding under this facility totaled $2.0 million and $781,000 as of December 31, 2001 and 2002, respectively. The weighted average interest rate for all borrowings under this facility was approximately 13% as of December 31, 2002.

On July 31, 2000, we assumed a senior loan and security agreement in connection with the acquisition of VPNX. The agreement provided up to $2.0 through the commitment termination date of August 31, 2000 for the purchase of equipment and requires 36 equal monthly payments of principal and interest. The interest rates on the existing notes range from 6.59% to 8.03%, and each note has a final payment of 15% of the original balance. Outstanding borrowings at December 31, 2001 and 2002 were, $0.1 million and $0, respectively.

During 2002, we completed negotiations with a colocation space provider that resulted in a reduction of the periodic rents paid to the provider for 36 months in exchange for a $2.7 million note payable to be paid in quarterly installments over 36 months. The note bears interest at a rate of 5.5% and is secured by leaseholds, equipment, and customer revenues at one of our service points. The note payable was recorded with an equal prepaid asset that is being amortized to direct cost of network over 36 months. Outstanding borrowings under this note were $2.1 million at December 31, 2002.

During 2002, we completed negotiations with a second colocation space provider that resulted in a reduction of the periodic rent payments made to the provider in exchange for a $604,000 unsecured note payable to be paid in monthly installments of principal and interest beginning in April 2003 and continuing for 28 months. The note bears interest at 12% per annum.

During 2000, we entered into an integrated sales agreement to act as an exclusive reseller for a service provider. The agreement included a revenue commitment to be fulfilled over a two-year period that ended during March 2002. We had fully accrued our liability for the $1.8 million shortfall as of the expiration date of the agreement as a component of accrued expenses. During the second quarter of 2002 we entered into a note payable to the service provider in lieu of immediate payment of the shortfall amount and reclassified the $1.8 million accrued expense to notes payable. The note matures October 5, 2003, is payable in quarterly principal and interest payments, bears interest of 6.0% and is collateralized by certain network equipment. Outstanding borrowings under this note were $900,000 as of December 31, 2002.

Maturities of notes payable at December 31, 2002 are as follows:

Years Ending December 31,
2003	$4,514
2004	2,931
2005	2,265
2006 and beyond	—

Total maturities and principal payments	9,710
Less: current portion	(4,514)

Notes payable, less current portion	$5,196

The carrying value of our notes payable as of December 31, 2002, approximate fair value as the interest rates approximate current market rates of similar debt obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. CAPITAL LEASES

Internap leases a significant portion of its property and equipment that are classified as capital leases. Interest on equipment and furniture leases range from 2.3% to 21.5%, expire through 2015 and generally include an option allowing us to purchase the leased equipment or furniture at the end of the lease term for fair market value.

During January 1998, we entered into a Master Agreement to Lease Equipment with one of our equipment vendors. The terms of individual leases under the Master Agreement to Lease Equipment range from 24 to 39 months. Since inception we have leased approximately $61.7 million of equipment under the agreement.

During 2002, we amended the terms of our master lease agreement with our primary supplier of networking equipment. The amended terms of the master lease included a retroactive effective date to March 1, 2002, and extended the payment terms and provided for a deferral of lease payments of the underlying lease schedules for a period of 24 months in exchange for a buy-out payment of $12.1 million in satisfaction of the outstanding lease obligation on 14 schedules totaling $6.3 million and for the purchase of the equipment leased under the same schedules totaling $5.8 million. The terms of our master lease agreement, as amended, include financial covenants that require us to maintain minimum liquidity balances, periodic revenues, EBITDA levels and other customary covenants. Should we breach the covenants, experience a change-of-control represented by a change in 35% of the aggregate ordinary voting power, or the lessor believes we have experienced a material adverse change in our business, the lessor has the ability to demand payment of all amounts due. As of December 31, 2002, we were in compliance with all financial covenants.

Capital lease obligations and the leased property and equipment are recorded at acquisition at the present value of future lease payments based upon the terms of the lease agreement. The extension of payment terms under the amended master lease agreement reduced the present value of our future lease payments and, therefore, we reduced our capital lease obligation and the cost basis of our related leased property and equipment by $2.6 million. At December 31, 2002, the capital lease obligation and leased property accounts were reduced by $2.0 million representing the remaining discount. Interest will continue to accrue on a periodic basis and add to the capital lease obligation through March 2004, the remaining deferral period.

Future minimum capital lease payments together with the present value of the minimum lease payments are as follows (in thousands):

Years Ending December 31,
2003	$3,984
2004	10,733
2005	11,423
2006	2,228
2007	1,246
Beyond 2007	9,181

Total minimum lease payments	38,795
Less: amount representing interest	(11,288)
Less: amount representing discount	(1,959)

Present value of minimum lease payments	25,548
Less: current portion	(2,831)

Capital lease obligations, less current portion	$22,717

12. INCOME TAXES

We account for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance to reduce our deferred tax assets to their estimated realizable value.

A reconciliation of the provision (benefit) for income taxes from continuing operations for the amount complied by applying the statutory federal income tax rate to loss before income taxes is as follows:

	Year Ended December 31,
	2000	2001	2002
Federal income tax benefit at statutory rates	(34)%	(34)%	(34)%
State income tax benefit at statutory rates	(4)%	(4)%	(4)%
Foreign operating losses at statutory rates	—	1%	—
Amortization and write-down of goodwill	10%	16%	—
In-process research and development expense	4%	—	—
Stock compensation expense	2%	—	—
Future utilization of losses precluded by Section 382	—	11%	—
Other	(3)%	(1)%	—
Change in valuation allowance	25%	11%	38%

Effective tax rate	—%	—%	—%

Temporary differences between the financial statements carrying amounts and tax basis of assets and liabilities that give rise to significant portions of deferred taxes relate to the following (in thousands):

	2001	2002
Deferred income tax assets:
Net operating loss carryforwards	$75,253	$106,391
Capital loss carryforwards	5,510	5,446
Investments	1,824	1,824
Restructuring costs	15,305	5,425
Allowance for doubtful accounts	393	564
Deferred revenue	5,294	3,538
Accrued compensation	149	113
Property and equipment	6,990	13,993
Other	261	361

Deferred income tax assets	110,979	137,655

Deferred income tax liabilities:
Amortization of discounts on investments	(44)	(23)
Purchased intangibles	(3,710)	(1,584)

Deferred income tax liabilities	(3,754)	(1,607)

	107,225	136,048
Valuation allowance	(107,225)	(136,048)

Net deferred tax assets	$—	$—

As of December 31, 2002, we had net operating loss carryforwards, capital loss carryforwards and tax credit carryforwards of approximately $435.0 million, $14.0 million and $2.0 million, respectively. The net operating loss and tax credit carryforwards expire during 2012 through 2022. The capital loss carryforwards expire in 2006. Utilization of net operating losses, capital losses and tax credits are subject to the limitations imposed by Section 382 of the Internal Revenue Code. Due to substantial changes in ownership, we will be precluded from utilizing approximately $169.0 million of our net operating and capital losses, and $1.0 million of our tax credit carryforwards. We have placed a valuation allowance against our deferred tax assets in excess of deferred tax liabilities due to the uncertainty surrounding the realization of such excess tax assets. Management periodically evaluates the recoverability of the deferred tax asset and the level of the valuation allowance. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. EMPLOYEE RETIREMENT PLAN

Internap sponsors a defined contribution retirement savings plan that qualifies under Section 401(k) of the Internal Revenue Code. The 401(k) plan covers all employees who have attained 21 years of age. Plan participants may elect to have up to 15% of their pre-tax compensation contributed to the plan, subject to certain guidelines issued by the Internal Revenue Service. Beginning January 1, 2000, Internap matches the employees’ contributions into the Plan, up to 3% of the employees’ annual compensation. During 2000 and 2001, the Internap contributed $0.7 million and $1.0 million of participant matching to the plan, respectively. No contributions were made during 2002.

14. COMMITMENTS, CONTINGENCIES, CONCENTRATIONS OF RISK AND LITIGATION

Operating leases

Internap, as lessee, has entered into leasing arrangements relating to office and service point rental space that are classified as operating. Future minimum lease payments on non-cancelable operating leases are as follows at December 31, 2002 (in thousands):

Years Ending December 31,
2003	$16,652
2004	13,823
2005	11,260
2006	9,194
2007	9,245
Thereafter	79,627

$139,801

Rent expense was approximately $16.1 million, $14.3 million and $14.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. Sub-lease income, recorded as a reduction of rent expense, was approximately $406,000 during the year ended December 31, 2002.

Service commitments

We have entered into service commitment contracts with Internet backbone service providers to provide interconnection services and colocation providers to provide space for customers. Minimum payments under these service commitments are as follows at December 31, 2000 (in thousands):

Years Ending December 31,
2003	$36,264
2004	21,701
2005	6,723
2006	5,108
2007	14,670
Beyond 2007	566

$85,032

One of our service commitment contracts with an Internet backbone service provider, representing $20 million of scheduled minimum payments in 2003 and $11.7 million in 2004, includes a provision allowing us to defer portions of our minimum commitments into future periods in the event we do not meet annual contract minimums.

Concentrations of risk

We participate in a highly volatile industry that is characterized by strong competition for market share. Internap and others in the industry encounter aggressive pricing practices, evolving customer demands and continual technological developments. Our operating results could be negatively affected should we not be able to adequately address pricing strategies, customers’ demands, and technological advancements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We are dependent on other companies to supply various key components of our network infrastructure including the local loops between our service points and our Internet backbone providers and between our service points and our customers’ networks. In addition, the routers and switches used in our network infrastructure are currently supplied by a limited number of vendors. For some components, we may only use a single supplier. Additional sources of these services and products may not be available in the future on satisfactory terms, if at all. Furthermore, we purchase these services and products pursuant to purchase orders placed from time to time. We do not carry significant inventories of the products we purchase, and we have no guaranteed supply arrangements with our vendors. We have in the past experienced delays in installation of services and receiving shipments of equipment purchased. To date, these delays have neither been material nor have they adversely affected our operating results. If our limited source of suppliers fails to provide products or services that comply with evolving Internet and telecommunications standards or that interoperate with other products or services we use in our network infrastructure, we may be unable to meet our customer service commitments. Any failure to obtain required products or services from third party suppliers on a timely basis and at an acceptable cost could adversely impact our operating results.

Litigation

We may be subject to legal proceedings, claims and litigation arising in the ordinary course of business. Although the outcome of these matters is currently not determinable, we do not expect that the ultimate costs to resolve these matters will have a material adverse effect on its financial condition, results of operations or cash flows.

15. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

During September 2001, Internap changed the state of its incorporation from Washington to Delaware with the approval of its stockholders. We accomplished the reincorporation by merging Internap Network Services Corporation with and into our newly formed, wholly owned Delaware subsidiary, Internap Delaware, Inc. Upon consummation of the merger, shareholders of Internap Network Services Corporation became stockholders of Internap Delaware, Inc. and Internap Delaware’s name was changed to Internap Network Services Corporation.

As part of the reincorporation, we increased the number of authorized shares of our common stock from 50,000,000 shares to 600,000,000 shares and the number of our preferred stock from 10,000,000 shares to 200,000,000 shares. We designated 3,500,000 of the 200,000,000 authorized shares of preferred stock as “Series A Preferred Stock.” We also changed the par values of our common stock and preferred stock from no par to $0.001 per share.

Accordingly, the disclosures in the financial statements and related notes have been adjusted to reflect the September 2001 Certificate of Incorporation and the stock dividend for all periods presented.

Convertible preferred stock

On September 14, 2001, we completed a $101.5 million private placement of units at a per unit price of $1.60 per unit and issued an aggregate of 63,429,976 units, with each unit consisting of 1/20 of a share of Series A convertible preferred stock and a warrant to purchase 1/4 of a share of common stock, resulting in the issuance of 3,171,499 shares of Series A convertible preferred stock and 17,113,606 warrants to purchase equivalent shares of common stock at an exercise price of $1.48256 per share, which are exercisable for a period of five years. The aggregate amount of common stock issuable upon conversion of the Series A convertible preferred stock and the exercise of the warrants is 80,395,000 shares at December 31, 2002.

Holders of Series A convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of Series A convertible preferred stock could be converted. Each share of Series A convertible preferred stock is currently convertible into 21.58428 shares of common stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subject to adjustments for certain dilutive events. Each share of Series A convertible preferred stock may be converted at any time at the option of the holder. Shares of Series A convertible preferred stock automatically convert to common stock on the earlier of September 14, 2004, a date more than six months after issuance on which the common stock has traded in excess of $8.00 for a period of 45 consecutive trading days or upon the affirmative vote of 60% of the outstanding shares of Series A convertible preferred stock.

Upon the liquidation, dissolution, merger or event in which existing stockholders own less than 50% of the post-event voting power holders of Series A convertible preferred stock are entitled to be paid out of existing assets an amount equal to $32.00 per share prior to distributions to holders of common stock. Upon completion of distribution to holders of Series A convertible preferred stock, remaining assets will be distributed ratably between holders of Series A convertible preferred stock and holders of common stock until holders of Series A convertible preferred stock have received an amount equal to three times the original issue price.

We received net proceeds of $95.6 million from the issuance of the Series A convertible preferred stock and allocated $86.3 million to the Series A convertible preferred stock and $9.3 million to the warrants to purchase shares of common stock based upon their relative fair values on the date of issuance (September 14, 2001) pursuant to Accounting Principles Board Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” The fair value used to allocate proceeds to the Series A convertible preferred stock was based upon a valuation that among other considerations was based upon the closing price of the common stock on the date of closing, on an as converted basis, and liquidation preferences. The fair value used to allocate proceeds to the warrants to purchase common stock was based on a valuation using the Black Scholes model and the following assumptions: exercise price $1.48256; no dividends; term of 5 years; risk free rate of 3.92%; and volatility of 80%.

During 2002, Series A convertible preferred stockholders converted 240,000 shares of convertible preferred stock at a recorded value of $6.5 million into 5,173,716 shares of common stock. As of December 31, 2002, the Company had shares of Series A convertible preferred stock outstanding with a value of $79.8 million.

Common stock

On April 6, 2000, 8,625,000 shares of our common stock were sold in a public offering at a price of $43.50 per share. Of these shares, 3,450,000 were sold by Internap and 5,175,000 shares were sold by selling stockholders. We did not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. The proceeds we received from the offering were $142.9 million, net of underwriting discounts and commissions of $7.1 million.

Warrants to purchase Series B preferred stock and common stock

During 1997 and 1998, we issued warrants to purchase up to 1,821,520 shares of our then Series B preferred stock at $.30 per share in conjunction with its various financings during these periods. The warrants to purchase the Series B preferred stock converted to warrants to purchase common stock upon the closing of our initial public offering.

On August 2, 2000, we issued a warrant to purchase 20,000 shares of common stock at an exercise price of $26.88 to an executive recruiting firm. The fair value of these warrants on the date of issuance was estimated to be approximately $286,000 based upon the Black-Scholes option pricing model and was charged to expense.

On April 4, 2001, we issued a warrant to purchase 35,000 shares of common stock at an exercise price of $1.156 to a consultant. The fair value of these warrants on the date of issuance was estimated to be approximately $22,000 based upon the Black-Scholes option pricing model and was charged to expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On July 23, 2001, we issued a warrant to purchase 22,222 shares of common stock at an exercise price of $2.16 to a consultant. The fair value of these warrants on the date of issuance was estimated to be approximately $26,000 based upon the Black-Scholes option pricing model and was charged to expense.

On September 14, 2001, in conjunction with our Series A convertible preferred stock financing, we issued warrants to purchase up to 17,113,606 shares of common stock at $1.48256 per share for a period of five years. The value allocated to these warrants was estimated to be approximately $9.3 million based upon the Black-Scholes option-pricing model.

Outstanding warrants to purchase shares of common stock at December 31, 2002, are as follows (shares in thousands):

Year of Expiration	Weighted Average Exercise Price	Shares
2003	$2.16	22
2004	8.38	191
2005	—	—
2006	1.48	17,114

		17,327

Comprehensive Loss

For the twelve-month periods ended December 31, 2001 and 2002, comprehensive loss was $481.5 million and $72.2 million, respectively. The difference between net loss and comprehensive loss of ($2.4) million and $0.1 million for the periods ended December 31, 2001 and 2002, respectively, is due to unrealized gains and losses on available-for-sale securities for 2001 and an unrealized gain on our equity method investment during 2002.

16. STOCK-BASED COMPENSATION PLANS

During March 1998, our Board of Directors adopted the 1998 Stock Options/Stock Issuance Plan (the “1998 Plan”), which provides for the issuance of incentive stock options and non-qualified options to eligible individuals responsible for Internap’s management, growth and financial success. Shares of common stock reserved for the 1998 Plan during March 1998 totaled 8,070,000 and were increased to 10,070,000 during January 1999. As of December 31, 2002 there were 3,174,000 options outstanding and 318,000 options available for grant pursuant to the 1998 Plan.

During June 1999, our Board of Directors adopted the 1999 Equity Incentive Plan (the “1999 Plan”), which provides for the issuance of incentive stock options and nonqualified stock options to eligible individuals responsible for Internap’s management, growth and financial success. As of December 31, 1999, 13,000,000 shares of common stock were reserved for the 1999 Plan. Upon the first nine anniversaries of the adoption date of the 1999 Plan, the number of shares reserved for issuance under the 1999 Plan will automatically be increased by 3.5% of the total shares of common stock then outstanding or, if less, by 6,500,000 shares. Accordingly on June 19, 2000, and June 19, 2001, the number of shares reserved for the grant of stock options under the 1999 Plan was increased by 4,831,738 and 5,263,537 shares, respectively. The terms of the 1999 Plan are the same as the 1998 Plan with respect to incentive stock options treatment and vesting. As of December 31, 2002, there were 14,530,000 options outstanding and 7,454,000 options available for grant pursuant to the 1999 Plan.

During May 2000, we adopted the 2000 Non-Officer Equity Incentive Plan (the “2000 Plan”). The 2000 Plan initially authorized the issuance of 1,000,000 shares of Internap’s common stock. On July 18, 2000, our board of directors increased the shares reserved under the 2000 Plan to 4,500,000. Under the 2000 Plan, we may grant stock options only to Internap employees who are not officers or directors. Options granted under the 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan are not intended to qualify as incentive stock options under the Internal Revenue Code. Otherwise, options granted under the 2000 Plan generally will be subject to the same terms and conditions as options granted under the 1999 Plan. As of December 31, 2002, there were 4,519,000 options outstanding and no options available for grant pursuant to the 2000 Plan.

During July 1999, we adopted the 1999 Non-Employee Directors’ Stock Option Plan (the “Director Plan”). The Director Plan provides for the grant of non-qualified stock options to non-employee directors. A total of 1,000,000 shares of Internap’s common stock have been reserved for issuance under the Director Plan. Under the terms of the Director Plan, 480,000 fully vested options were granted to existing directors on the effective date of our initial public offering with an exercise price of $10.00 per share. Subsequent to our 1999 initial public offering, initial grants, which are fully vested as of the date of the grant, of 80,000 shares of Internap’s common stock are to be made under the Director Plan to all non-employee directors on the date such person is first elected or appointed as a non-employee director. On the day after each of our annual stockholder meetings, starting with the annual meeting in 2000, each non-employee director will automatically be granted a fully vested and exercisable option for 20,000 shares, provided such person has been a non-employee director for at least the prior six months. The options are exercisable as long as the non-employee director continues to serve as a director, employee or consultant of Internap or any of its affiliates. As of December 31, 2002, there were 580,000 options outstanding and 260,000 options available for grant pursuant to the Director Plan.

In connection with the 2000 acquisition of CO Space, we assumed the CO Space, Inc. 1999 Stock Incentive Plan (the “CO Space Plan”). After applying the acquisition conversion ratio, the CO Space plan authorizes the issuance of up to 1,346,840 options to purchase shares of Internap’s common stock. As of December 31, 2002 there were 506,000 options outstanding and 611,000 options available for grant pursuant to the CO Space Plan.

In connection with the 2000 acquisition of VPNX, we assumed the Switchsoft Systems, Inc. Founders 1996 Stock Option Plan and the Switchsoft Systems, Inc. 1997 Stock Option Plan (the “VPNX Plans”). After applying the acquisition conversion ratio, the VPNX Plans authorize the issuance of up to 307,417 options to purchase shares of Internap’s common stock. As of December 31, 2002, there were 12,000 options outstanding and 211,000 options available for grant pursuant to the VPNX Plans.

On September 10, 2002, we adopted the Internap Network Services Corporation, 2002 stock compensation plan (“2002 Plan”). The 2002 Plan provides for the grant of non-qualified stock options to employees and non-employees. A total of 32,000,000 shares of Internap’s common stock has been reserved for issuance under the 2002 Plan; however, this overall share reserve is reduced by any outstanding options issued under the VPNX Plans, the 1998 Plan, the 1999 Plan, the Directors Plan, the CO Space Plan, and the 2000 Plan, discussed above. The maximum number of shares granted to a single participant in any particular year is 10,000,000 shares. Also, subject to certain exclusions, the maximum number of awards issued to officers and directors is limited to 50% of the shares eligible for issuance at the time of the award or grant.

Incentive stock options may be issued only to Internap employees and have a maximum term of 10 years from the date of grant. The exercise price for incentive stock options may not be less than 100% of the estimated fair market value of the common stock at the time of the grant. In the case of options granted to holders of more than 10% of the voting power of Internap, the exercise price may not be less than 110% of the estimated fair market value of the common stock at the time of grant, and the term of the option may not exceed five years. Options become exercisable in whole or in part from time to time as determined by the Board of Directors at the date of grant, which will administer the Plan. Both incentive stock options and non-qualified options generally vest over four years.

We have elected to account for stock-based compensation using the intrinsic value method prescribed in APB 25. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of Internap’s common stock at the date of grant over the exercise price to be paid to acquire the stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 4, 2001, we allowed employees to cancel certain outstanding stock option grants to purchase 8.9 million shares of common stock. On that date we agreed to grant to the same employees options to purchase 8.9 million shares of common stock to be granted six months plus one day after the cancellation, or November 5, 2001, provided, however, that (i) the exercise price of the future grant was the fair value of our common stock on the date of grant, the participating employees cancelled all options granted six months prior to the May 2001 offer exchange date, (ii) the participating employees did not receive any additional grants of options prior to the November 5, 2001 grant date, and (iii) the participating employees were common law employees of Internap on the date of grant. Since Internap accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, compensation cost for stock options is measured as the excess, if any, of the fair value of Internap’s stock at the date of grant over the exercise price to be paid to acquire the stock. Therefore, we did not recognize compensation expense related to the grant of the new options.

Similarly, on January 6, 2003, under the terms of a related tender offer to allow domestic employees to cancel certain outstanding stock option grants, we accepted cancellation of 1.6 million options to purchase shares of common stock. On that date, we agreed to grant the same employees options to purchase 1.6 million shares of common stock to be granted six months and one day after the cancellation, or subsequent to June 7, 2003. The tender offer provides, however, that (i) the exercise price of the future grant must be the fair value of our common stock on the date of grant; the participating employees must also cancel all options granted six months prior to November 18, 2002, the offer to exchange date; (ii) the participating employees must not receive any additional grants of options prior to the future grant date; and (iii) the participating employees must be domestic common law employees of Internap on the date of grant. Since Internap accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, compensation cost for stock options is measured as the excess, if any, of the fair value of Internap’s stock at the date of grant over the exercise price to be paid to acquire the stock. Therefore, we will not recognize compensation expense related to the grant of the new options.

Option activity for 2000, 2001 and 2002 under all of our stock option plans is as follows (shares in thousands):

	Shares	Weighted Average Exercise Price
Balance, December 31, 1999	15,481	$4.10
Granted	12,894	39.44
Assumed from acquisitions	590	5.53
Exercised	(3,686)	1.60
Cancelled	(1,120)	36.88

Balance, December 31, 2000	24,159	21.71
Granted	16,729	1.40
Exercised	(1,223)	0.36
Cancelled	(13,933)	31.69

Balance, December 31, 2001	25,732	4.21
Granted	11,668	0.60
Exercised	(1,252)	0.25
Cancelled	(12,827)	4.49

Balance, December 31, 2002	23,321	2.43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about options outstanding at December 31, 2002 (shares in thousands):

	Options Outstanding		Options Exercisable (Excluding Options Which Shares Would Be Subject to the Company’s Right of Repurchase)
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (In years)	Number of Shares	Weighted Average Exercise Prices
$ 0.03 - $ 0.21	2,646	8.48	823	$0.05
$ 0.22 - $ 0.43	2,029	8.83	531	0.35
$ 0.48 - $ 0.48	3,160	9.97	—	0.48
$ 0.52 - $ 0.54	546	9.83	80	0.54
$ 0.59 - $ 0.77	2,515	9.27	—	—
$ 0.78 - $ 0.96	5,520	8.84	3,646	0.96
$ 0.98 - $ 1.87	2,637	8.81	1,364	1.51
$ 1.88 - $ 4.00	2,611	7.04	2,062	2.64
$ 4.12 - $ 87.19	1,647	7.15	1,325	20.36
$ 105.91	10	7.16	7	105.91

$ 0.03 - $ 105.91	23,321	8.70	9,838	3.96

With the exception of options assumed in conjunction with the CO Space and VPNX acquisitions, the exercise price of options granted during 2000 equaled the fair value of the underlying shares at the date of grant. The weighted average grant date fair value of options granted during 2000, 2001 and 2002 was approximately $363.9 million, $16.8 million and $7.0 million or $28.22, $1.00 and $.60 per share, respectively.

During July 1999, we adopted the 1999 Employee Stock Purchase Plan (the “ESPP”). The ESPP provides a means by which employees may purchase Internap common stock through payroll deductions. The purchase plan is implemented by offering rights to eligible employees. Under the purchase plan, management may specify offerings with duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering began on September 29, 1999 and terminated on September 30, 2002. Purchase dates occur each March 31 and September 30. Employees who participate in an offering under the purchase plan may have up to 15% of their earnings withheld. The amount withheld is then used to purchase shares of the common stock on specified dates determined by the board of directors. The price of common stock purchased under the purchase plan is equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in an offering at any time during the offering except during the 15-day period immediately prior to a purchase date. Employees’ participation in all offerings ends automatically on termination of their employment with Internap or one of its subsidiaries. A total of 3,000,000 shares of common stock have been reserved for issuance pursuant to the ESPP. Upon the first nine anniversaries of the adoption date of the ESPP, the number of shares reserved for issuance under the ESPP will be increased by 2% of the total number of shares of common stock then outstanding or, if less, by 3,000,000 shares, subject to Series A shareholder approval. Accordingly, on July 24, 2000 and July 23, 2001, pursuant to the terms of the ESPP, the number of shares reserved for the grant of stock options under the ESPP was increased by 1,500,000 shares on each date. There was no increase to shares reserved during 2002. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

We have adopted the disclosure only provisions of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation.” Pro forma information regarding the net loss is required by SFAS No. 123, and has been determined as if we had accounted for its employee stock options (including ESPP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

participation) under the fair value method. The fair value of options granted in 2000, 2001 and 2002 (including ESPP participation) subsequent to Internap’s initial public offering was estimated at the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted average assumptions:

	Year Ended December 31,
	2000	2001	2002
Risk free interest rate	6.00%	4.5%	3.52%
Volatility	100%	100%	100%
Expected life (excluding ESPP)	4 years	4 years	4 years
ESPP expected life	1 year	1 year	1 year

The pro forma effect of adopting SFAS No. 123 is described in Note 2.

Deferred stock compensation

Prior to 2000, we issued stock options to certain employees under the 1998 and 1999 Plans with exercise prices below the deemed fair value of Internap’s common stock at the date of grant. In accordance with the requirements of APB 25, we recorded deferred stock compensation for the difference between the exercise price of the stock options and the deemed fair value of the common stock at the date of grant. Additionally, in connection with the acquisition of VPNX, we recorded deferred stock compensation related to the unvested options assumed, totaling $5.1 million.

Deferred stock compensation is amortized to expense over the period during which the options or common stock subject to repurchase vest, generally four years, using an accelerated method as described in Financial Accounting Standards Board Interpretation No. 28.

During 2001 and 2002, primarily related to reductions in our workforce, we cancelled the options of individuals for whom we had recognized deferred stock compensation and had recognized related expense on unvested options using an accelerated amortization method. Accordingly, during the year ended December 31, 2001 and 2002, we reduced our deferred stock compensation, which would have been amortized to future expense, by $1.2 million and $1.0 million, and we reduced our amortization to expense of deferred stock compensation by $1.9 million and $2.7 million to record the benefit of previously recognized expense on unvested options.

As of December 31, 2002, we have recorded deferred stock compensation related to such options granted during 1998 and 1999 for the total amount of $28.9 million, of which $10.7 million, $4.2 million and $2.9 million has been amortized to expense during 2000, 2001 and 2002, respectively.

17. RELATED PARTY TRANSACTION

On January 1, 2002, we entered into a consulting agreement with Lyford Cay Securities Corp., an affiliate of one of our stockholders, INT Investments, Inc., that beneficially owns more than 5% of our outstanding common stock. Under the terms of this consulting agreement, which was completed in 2002, we paid Lyford Cay Securities Corp. $400,000 to provide us with financial advisory and strategic advice.

In 2002, we engaged Korn/Ferry International, a national executive recruiting firm, to assist in the identification and recruitment of senior executives. We also entered into agreement with other nationally known recruiting firms for additional senior executive searches. For the 2002 fiscal year, we paid Korn/Ferry $262,096 in connection with executive placements. Gregory A. Peters, our President and Chief Executive Officer, is the son-in-law of a managing director of Korn/Ferry.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We have entered into indemnification agreements with our directors and executive officers for the indemnification of and advancement of expenses to such persons to the fullest extent permitted by law. We also intend to enter into these agreements with our future directors and executive officers.

18. SUBSEQUENT EVENTS

On March 25, 2003, we entered into an amendment to our existing loan and security agreement with Silicon Valley Bank (“SVB”). Pursuant to the loan amendment, the amount available under our credit facility with SVB will be increased by an additional $5 million subject to certain conditions precedent. In addition, SVB will make available to us an additional $5 million under a term loan if we meet certain debt coverage ratios.

On April 14, 2003, we entered into an agreement to amend out equipment lease obligations with Cisco Systems Capital Corporation. Specifically, this lease amendment provides for adjustments to our required minimum quarterly revenue levels and minimum quarterly EBITDA levels. In addition, the lease amendment provides for a revision to one non-financial covenant. The lease amendment also requires our payment on or before April 18, 2003 of a total of $2.2 million to Cisco Systems Capital (representing advance payment of our lease payments due in March and April 2004). As a consequence of the advance payment, we will resume lease payments to Cisco Systems Capital commencing in May 2004 and ending February 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. UNAUDITED QUARTERLY RESULTS

The following table sets forth certain unaudited quarterly results of operations for the Company for the years ended December 31, 2001 and 2002. In the opinion of management, this information has been prepared on the same basis as the audited financial statements and all necessary adjustments, consisting of only normal recurring adjustments, have been included in the amounts stated below to present fairly, in all material respects, the quarterly information when read in conjunction with the audited financial statements and notes thereto included elsewhere in this annual report on Form 10-K. The quarterly operating results below are not necessarily indicative of those of future periods (in thousands).

	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Revenues	$28,440	$29,285	$29,163	$30,516	$32,614	$33,030	$32,711	$34,132

Costs and expenses:
Direct cost of network	23,208	26,594	24,637	24,476	24,105	22,627	17,302	19,173
Customer support	6,723	5,990	4,789	3,978	3,826	3,669	2,867	2,551
Product development	3,785	3,415	2,760	2,273	1,957	1,977	1,836	1,677
Sales and marketing	14,253	9,866	7,496	6,536	6,057	5,801	5,330	4,453
General and administrative	15,154	12,352	9,820	7,165	6,492	5,047	4,548	4,761
Depreciation and amortization	10,473	12,192	13,468	12,417	12,812	13,504	12,390	10,894
Amortization of goodwill and other intangible assets	19,828	6,972	5,658	5,658	1,427	1,606	1,165	1,428
Amortization of deferred stock compensation	2,209	109	814	1,085	352	(11)	(316)	235
Lease termination expense	—	—	—	—	—	—	—	804
Restructuring costs	4,342	—	67,211	(7,457)	(4,954)	—	352	821
Impairment of goodwill and other intangible assets	195,986	—	—	—	—	—	—	—
Loss on sale and retirements of property and equipment	—	—	—	2,714	298	841	1,510	180

Total operating costs and expenses	295,961	77,490	136,653	58,845	52,372	55,061	46,984	46,977

Loss from operations	(267,521)	(48,205)	(107,490)	(28,329)	(19,758)	(22,031)	(14,273)	(12,845)

Other income (expense):
Interest income (expense), net	702	(750)	(861)	(363)	(231)	(464)	(629)	(870)
Loss on investments	—	(19,314)	(6,428)	(603)	(349)	(313)	(334)	(248)

Total other income	702	(20,064)	(7,289)	(966)	(580)	(777)	(963)	(1,118)

Net loss	$(266,819)	$(68,269)	$(114,779)	$(29,295)	$(20,338)	$(22,808)	$(15,236)	$(13,963)

Basic and diluted net loss per share	$(1.79)	$(0.45)	$(0.76)	$(0.19)	$(0.13)	$(0.15)	$(0.10)	$(0.09)

Weighted average shares used in computing basic and diluted net loss per share	149,115	150,251	150,541	151,221	152,002	153,537	157,177	159,433

45,653,536 Shares

Common Stock

Prospectus

SG Cowen

CIBC World Markets

Thomas Weisel Partners LLC

Jefferies & Company, Inc.

Needham & Company, Inc.

             , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by Internap Network Services Corporation (the “Registrant” or the “Company”). All of such fees and expenses are estimated:

SEC registration fee		$10,661
NASD fee		$13,677
AMEX listing fee	$	*
Transfer agent’s fees and expenses	$	*
Legal fees and expenses	$	*
Printing fees and expenses	$	*
Accounting fees and expenses	$	*
Custodian and selling stockholder expenses	$	*
Miscellaneous fees and expenses	$	*

Total		$1,000,000

* To be provided by amendment.

Item 15. Indemnification of Officers and Directors.

The indemnification of officers and directors of the Company is governed by Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) and the Certificate of Incorporation, as amended, of the Company. Among other things, the DGCL permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party or is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful.

No indemnification may be made in any such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability, such person is under all circumstances, fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him. In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard of conduct has been met by the party to be indemnified. The determination must be made (1) by a majority vote of the directors who were not parties to the action even though less than a quorum, (2) by a committee of such directors designated by a majority vote of such directors, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. The DGCL provides that indemnification and advancement of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

Section 43(a) of the Company’s bylaws, as amended and restated, provides for indemnification of the Company’s officers and directors to the fullest extent not prohibited by the DGCL or any other applicable law, provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Company’s Board of Directors, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection 43(d) of the Company’s bylaws as described below. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under Section 43(a) of the Company’s bylaws shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. The rights conferred on any person by this Section 43 of the Company’s bylaws shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to an action in his or her official capacity and as to an action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law. In addition, Section 43(g) of the Company’s bylaws permits the Company to maintain officers’ and directors’ liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to Section 43. The Company provides officers’ and directors’ liability insurance for its officers and directors.

The Company has entered into indemnification agreements with certain of its directors and executive officers providing contractual indemnification by the Company to the fullest extent permissible under Delaware law.

The Company and the underwriters have agreed to indemnify each other and each other’s controlling persons, as applicable, against certain liabilities under the Securities Act in connection with this registration statement.

Item 16. Exhibits.

Exhibit Number	Description of Document
1	Form of Underwriting Agreement*

5	Opinion of King & Spalding LLP as to the legality of the securities being registered.*

23.1	Consent of King & Spalding LLP (included in Exhibit 5).*

23.2	Consent of PricewaterhouseCoopers LLP.

24	Power of Attorney (included on the signature page hereof).

*	To be filed by amendment.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 13th day of January, 2004.

INTERNAP NETWORK SERVICES CORPORATION

By:	/s/ Robert R. Jenks

Robert R. Jenks Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert R. Jenks and Walter G. DeSocio, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement and to sign any related Rule 462(b) registration statement and any amendment thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, including any and all post-effective amendments and any related Rule 462(b) registration statement and any amendment thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

/s/ Gregory A. Peters Gregory A. Peters	President and Chief Executive Officer (Principal Executive Officer)	January 13, 2004

/s/ Eugene Eidenberg Eugene Eidenberg	Non-Executive Chairman	January 13, 2004

/s/ Robert R. Jenks Robert R. Jenks	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 13, 2004

/s/ Charles B. Coe Charles B. Coe	Director	January 13, 2004

/s/ James P. DeBlasio James P. DeBlasio	Director	January 13, 2004

/s/ William J. Harding William J. Harding	Director	January 13, 2004

/s/ Fredric W. Harman Fredric W. Harman	Director	January 13, 2004

/s/ Kevin L. Ober Kevin L. Ober	Director	January 13, 2004

/s/ Robert D. Shurtleff, Jr. Robert D. Shurtleff, Jr.	Director	January 13, 2004

INDEX TO EXHIBITS

Exhibit Number	Description of Document

1	Form of Underwriting Agreement*

5	Opinion of King & Spalding LLP as to the legality of the securities being registered.*

23.1	Consent of King & Spalding LLP (included in Exhibit 5).*

23.2	Consent of PricewaterhouseCoopers LLP.

24	Power of Attorney (included on the signature page hereof).

*	To be filed by amendment.